5/19

82- SUBMISSIONS FACING SHEE

03024601

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier International Holdings Limited

*CURRENT ADDRESS 22/F., Chevalier Commercial Centre

8 Wang Hoi Road

Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4203 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 7/15/03

82-4203

AR/S
3-31-02

CHEVALIER

其士國際集團有限公司
(於百慕達註冊成立之有限公司)

CHEVALIER

INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

二零零一至二零零二年度年報
ANNUAL REPORT 2001 - 2002

目錄

財務日誌

事項	日期
中期業績公佈	二零零一年十二月十八日
末期業績公佈	二零零二年七月十一日
截止過戶日期	
中期股息	二零零二年一月九日至十一日
末期股息	二零零二年九月十六日至二十日
股東週年大會	二零零二年九月二十日
派發股息	
中期股息每股港幣二仙	二零零二年一月十六日
末期股息每股港幣一點五仙	二零零二年十一月十九日

財務概要

(所列帳項均為港幣)

下列為本集團截至二零零二年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	1998	1999	2000	2001	**2002**
財政項目(*百萬元*)					
總資產	10,296	5,642	4,907	4,847	**5,170**
總負債	8,183	3,566	2,442	2,341	**2,607**
少數股東權益	315	295	364	325	**335**
股東資金	1,798	1,781	2,101	2,181	**2,228**
股本(*發行股數-百萬*)	1,025	1,115	1,166	1,231	**1,275**
營業額	7,458	11,648	4,290	3,775	**3,339**
年度溢利	195	153	275	172	**111**
每股計算					
盈利	22仙	15仙	24仙	15仙	**9**仙
股息	9仙	5仙	8仙	6仙	**3.5**仙
資產淨值(按帳面值)	1.75元	1.60元	1.80元	1.77元	**1.75**元

過往年度之數據經已作出調整,以反映財務報告附註所述之已採納的新修訂《會計實務準則》。

營業額



98
99
00
01
02
0
2000
4000
6000
8000
10000
12000
(百萬元)

溢利



98
99
00
01
02
0
50
100
150
200
250
300
(百萬元)

盈利及股息
(每股計算)



98
99
00
01
02
0
5
10
15
20
25
(仙)
盈利
股息

股東資金



98
99
00
01
02
0
500
1000
1500
2000
2500
(百萬元)

公司資料

執行董事
周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事
Iain Leonard DALE C.B.E.
鄭明訓J.P.
黃宏發O.B.E.(Hon.), J.P.

秘書
簡嘉翰

核數師
德勤 • 關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行
香港上海滙豐銀行
上海商業銀行
法國巴黎銀行
東亞銀行

律師
齊伯禮律師行
顧施甘百慕達律師行

註冊辦事處
Cedar House,41 Cedar Avenue,
Hamilton, HM12, Bermuda

主要營業地點
香港九龍灣
宏開道八號
其士商業中心二十二樓
電話：(852) 2318 1818
傳真：(852) 2757 5138

主要股份登記處
Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

香港股份登記及過戶分處
標準證券登記有限公司
香港中環干諾道中一一一號
永安中心五樓

股份上市
香港聯合交易所有限公司
股份代號：25

美國預託證券託管銀行
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor
New York, NY 10286, USA

網址
http://www.chevalier.com

認可資格

香港特別行政區政府
工務局

其士(土木工程)有限公司	— 第一名冊—承建商名冊海港工程(丙組／試用期)
其士(建築)有限公司	— 第一名冊—樓宇建築(丙組)
其士(機電工程)有限公司	— 電氣裝置(第三組)
其士(環境技術)有限公司	— 為污水處理廠及隔濾廠供應及安裝機電設備 — 供應及裝置濾水廠設備(試用期)
其士(香港)有限公司	— 空調及製冷裝置(第二組) — 工業用途電氣裝置 — 安裝柴油發電設備 — 安裝機械裝卸及起重設備 — 升降機及自動梯 — 製造及架設機械設備(第二組) — 供應及裝置抽水系統及相連的水管工程
其士(衛星通訊)有限公司	— 廣播接收裝置 — 防盜及保安裝置(試用期) — 供應及安裝音響設備(試用期) — 供應及安裝無線電設備(試用期) — 供應及安裝視像設備(試用期)
聯益建造有限公司	— 第一名冊—樓宇建築(丙組) —水務工程(丙組) —道路及渠務(甲組／試用期)

屋宇署

其士(香港)有限公司	— 專門承建商名冊－通風系統工程類別名冊

環境保護署

其士(環境技術)有限公司	— 空氣質素監察站(設計、建造、操作)

機電工程署

其士(香港)有限公司	— 建築工地升降機及塔式工作平台(安全)條例 — 註冊承建商 — 升降機及自動梯註冊承建商

消防署

其士(機電工程)有限公司	— 消防裝置承辦商(第二組別)

香港海關

其士冷藏倉庫有限公司	— 公眾保税倉牌照

食物環境衛生署

其士冷藏倉庫有限公司	— 凍房牌照

公司註冊處－放債人部

其士三利財務有限公司	— 放債人牌照
啟銓有限公司	— 放債人牌照

香港旅遊業議會

其士旅遊有限公司	— 基本會員

國際航空運輸協會

其士旅遊有限公司	— 認可證書

香港房屋協會

其士(建築)有限公司	— 樓宇承建商(任何價值之工程)
聯益建造有限公司	— 認可本地承建商

香港電訊管理局

其士(商業系統)有限公司	— 無線電銷售牌照(放寬限制)
其士(衛星通訊)有限公司	— 示範／展覽牌照(放寬限制) — 衛星電視共用天線系統牌照

認可資格

香港房屋委員會	
其士(建築)有限公司	— 樓宇承建商(新造工程第二組)、保養工程(第一組)
其士(機電工程)有限公司	— 電器承辦商
其士(香港)有限公司	— 冷氣及通風系統承建商
	— 備用發電機組保養
	— 升降機及自動梯承建商
聯益承建有限公司	— 保養工程(第二組試用)
	— 商場改善工程(試用)
富居物業管理有限公司	— 認可居屋苑物業管理公司(名單甲)
	— 公共租住屋邨認可物業管理代理登記冊
	— 物業管理服務合約承判商
	— 認可停車場管理公司
保險業監理處	
其士保險有限公司	— 一般保險業務牌照
香港保險業聯會	
其士保險有限公司	— 會員
保險索償投訴局	
其士保險有限公司	— 會員
香港專業保險經紀協會	
其士(保險顧問)有限公司	— 會員
保安及護衛業管理委員會	
其士(香港)有限公司	— 保安公司牌照(保安工作類別三)
其士(衛星通訊)有限公司	— 保安公司牌照(保安工作類別三)
AOQC Moody International Registration Ltd.	
Chevalier Chrysler Inc.	— ISO9002品質證書 汽車銷售、服務和零件裝配
香港品質保證局	
其士(土木工程)有限公司	— ISO9002品質證書CC1438 土木工程的建造和保養
其士(建築)有限公司	— ISO9002品質證書CC140 樓宇建築
	— ISO9002品質證書CC270 樓宇保養、維修及改善工程
其士(機電工程)有限公司	— ISO9002品質證書CC393 電力系統的供應和安裝
其士(環境技術)有限公司	— ISO9001品質證書CC792 自來水及污水處理系統的設計、供應和安裝(香港)
其士(香港)有限公司	— ISO9001品質證書CC242 設計、安裝及維修升降機及自動梯系統
	— ISO9001品質證書CC458 採購、通風和空調、*低壓電力、消防和給排水系統的設計、物料供應和安裝採購、通風和空調系統的保養
聯益建造有限公司	— ISO9002品質證書CC790 樓宇建築、土木工程及維修工程
聯益承建有限公司	— ISO9002品質證書CC259 樓宇保養、維修及改善工程
其士(衛星通訊)有限公司	— ISO9001品質證書CC2299 *特低壓電力系統、話音和數據網絡系統的設計、物料供應、安裝和維修保養 *定義見電力條例第406章*
Preussag Pipe Rehabilitation Hong Kong Limited	— ISO9001品質證書CC2222 提供地下管道翻新服務
新加坡生產力與標準局	
其士新加坡控股有限公司	— ISO9001品質證書 升降機與自動梯之設計、安裝與維修

業務架構


管道翻新
保險服務
升降機及自動扶梯
玻璃幕牆及鋁窗工程
環保工程
物業投資及發展
冷氣設備系統
其士國際集團有限公司*
網絡科技
其士科技控股有限公司*
50.46%
電腦系統
樓宇建築
其士建築集團有限公司*
35.90%
土木工程
其士新加坡控股有限公司**
升降機及自動扶梯
88.59%



酒店投資
物流及
倉儲服務
電力及
工業設備
旅遊顧問
物業管理
機電工程
國際貿易
汽車代理
建材設備
政府居屋
物業發展
財務及
借貸服務
電訊系統
零售
商業機器
保養服務
混凝土供應
道路、渠務
及水務工程
樓宇保養



物業投資

*　*於香港聯合交易所有限公司上市*

**　*於新加坡股票交易所有限公司第一級股票市場上市*

主席報告書

整體回顧

截至二零零二年三月三十一日止年度，本集團之營業額為港幣三十三億三千九百萬元，較去年下降百分之十一點五。股東應佔溢利為港幣一億一千一百萬元，較去年下降百分之三十五點一。業績欠佳主要由於本集團經營之市場進一步收縮所致。儘管業務出現倒退，本集團於若干領域上仍取得進展。



周亦卿博士

股息

董事會建議派發末期股息每股港幣一點五仙（二零零一年：港幣三點五仙）予於二零零二年九月二十日星期五名列於本公司股東名冊內之股東。截至二零零二年三月三十一日止年度內，連同已派付之中期股息每股港幣二仙（二零零一年：港幣二點五仙），合共派發股息每股港幣三點五仙（二零零一年：港幣六仙）。

待於二零零二年九月二十日星期五召開之股東週年大會上獲股東批准，股息單將約於二零零二年十一月十九日星期二以現金支付，而股東可選擇收取本公司每股面值港幣零點二五元之股份（「新股份」），以代替彼等獲得之部份或全部現金股息（「以股代息計劃」）。獲配發新股份的數目乃參照由二零零二年九月十六日星期一至二零零二年九月二十日星期五止五個連續交易日在香港聯合交易所有限公司（「聯交所」）之每股平均收市價，再經折讓百分之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於二零零二年十月十日星期四寄發予各股東。此項以股代息計劃須待聯交所就將發行之新股份上市及買賣作出批准，方可作實。

管理層討論及分析

本公司

建築服務

息率顯著下調對香港之消費及內部需求的影響只屬輕微。在經濟環境不明朗之情況下，不少公司均削減成本，尤其薪金成本，以致失業率急升及收入出現負增長。勞動市場萎縮，亦進一步蠶食消費者信心及令物業市場更為疲弱，因此，建築服務部門之整體業績受到負面影響，營業額及溢利均顯著下跌。


THE HONG KONG MANAGEMENT ASSOCIATION


2001
HKMA
QUALITY AWARD
Certificate of Merit
Chevalier Group
Lift and Escalator Division

升降機及電扶梯部門榮獲二零零一年度香港管理專業協會優質管理獎的優異獎項

雖然如此，升降機及電扶梯部門（「電梯部」）在年內接獲多項私營及公營部門之合約，並贏取了二零零一年度香港管理專業協會優質管理獎的優異獎項，此項殊榮廣為大眾認同，顯示電梯部向來提供之優質服務受到肯定。

去年八月，Chevalier Australia Holdings Pty Limited於澳洲悉尼成立，此辦事處提供玻璃幕牆及鋁窗設計、工程管理及安裝等服務。

管道翻新

此部門於一九九八年成立，由本集團與德國管道技術專家PRS Rohrsanierung GmbH（「PRS」）合組聯營公司Preussag Pipe Rehabilitation Hong Kong Limited（「PPRHK」）。PPRHK將「免挖掘」管道翻新的尖端技術引進香港，並成功為政府多個部門完成多項管道翻新工程，包括水務署、渠務署、房屋署及路政署等。本集團於去年加強與PRS之聯繫，除了購入PRS百分之四十四權益外，並與PRS組成一家彼此各佔百分之五十五及百分之四十五之合資公司，於香港、新加坡、中國及其他亞洲國家經營業務。此部門目前在新加坡取得數項大型管道翻新合約，並在香港取得多項試驗合約。本集團預計投資此業務將可帶來長遠利益。



於中環永安大廈採用非開挖套管補喉技術進行修補地下冷卻水管工程

主席報告書

環保工程

年內，環保工程部門之表現理想，其業績較去年進步。於年內接獲之大型合約包括竹篙灣迪士尼樂園發展計劃的相關環保項目。除了馬尼拉的醫療廢料處理業務外，本集團並與曼谷市政管理局商議提供設計、供貨及調試污泥處理系統。本集團亦正在國內競投數項污水處理廠及污水處理系統之合約。本集團相信憑藉於環保業務的專業技能，本集團處於有利位置以抓緊區內的其他商機。



其士東莞大酒店



酒店投資

本集團於中國信陽及九江兩間其士大酒店之表現有所改善，兩者之入住率均增加至百分之七十。憑藉優質服務水平，位於九江之酒店於二零零一年五月獲江西省旅遊局評定為四星級酒店。而位於東莞之其士大酒店則在二零零一年八月開幕，此三星級酒店毗鄰外國企業及主要旅遊點，設有九十六個房間，並為商務賓客及旅客提供多項可供宴會、娛樂及商務用途之設施。酒店於開業至今仍未達致收支平衡，惟其入住率及收益方面均穩步增長。

受到去年九一一事件後之疲弱經濟環境所影響，來自加拿大酒店之盈利貢獻減少。

保險

保險服務部門於年內之表現顯著進步，其營業額及溢利之增長令人鼓舞，分別錄得逾港幣三億元及港幣一千八百萬元。為了在國內建立據點，此部門於去年七月在北京設立辦事處。


CHEVALIER
CHEVALIER INSURANCE CO., LTD.
其士保險有限公司

其士保險有限公司提供高質素的保險服務

主席報告書



為富健花園提供物業管理服務

物業投資及物業管理

年內，位於上海之豪華住宅物業一亦園的入住率維持高水平，而香港的投資物業於年內保持穩定收入，達港幣一千五百萬元。鑑於香港物業市場持續放緩，若干投資物業均須作出減值，以致本集團之經營業績亦受到拖累。

物業管理部門之營業額及溢利均有穩定增長，該部門為私營及公營機構的商業及工業大廈、住宅、商場及停車場提供物業管理服務。自二零零零年起，該部門已向香港房屋委員會(「房委會」)登記，於二零零一年十一月，該部門獲房委會接納為認可停車場管理公司，可競投房委會的停車場管理服務合約。現時本集團於香港合共管理十六個屋苑及大廈，樓宇面積逾一千七百萬平方呎。

物流及倉儲服務

於二零零二年二月，本集團透過其士冷藏倉庫有限公司，以港幣二億三千萬元之代價購入位於葵涌樓高十八層之倉庫，藉此進軍凍倉業務。此倉庫之總面積為四十二萬八千平方呎，另有六萬平方呎停車位，具備低溫倉、高溫倉、風房及稅倉等多項設施。鑑於香港為區內之運輸中心，本集團有信心倉庫業務可於未來為本集團帶來穩定收入。


其士冷藏倉庫

位於葵涌樓高十八層之倉庫

海外業務

年內，儘管加拿大汽車業務之營業額下跌，惟其經營溢利卻大幅增長逾百分之三十。此外，本田汽車代理連續三年贏取本田優異代理獎，足證其卓越的銷售及客戶服務獲得肯定。


USED CARS
SUMMER VALUES

位於加拿大的汽車代理業務

主席報告書

年度後事項

於二零零二年三月六日，董事會計劃透過其全資附屬公司Success Vantage Limited(「收購人」)作自願性無條件現金收購，以收購價每股坡幣四角五仙收購所有其士新加坡控股有限公司(「其士新加坡」)每股坡幣二角之普通股股份。

其士新加坡為本公司之附屬公司及於新加坡股票交易所有限公司上市(「新交所」)。收購期限之結束日期由二零零二年四月二十五日延至二零零二年五月二十三日。現時收購人合共購入九千九百六十五萬八千股其士新加坡股份，佔其士新加坡已發行股本約百分之八十八點五九。由於收購人收到就收購接納的股份少於百分之九十其士新加坡之股份，根據新加坡公司法例，收購人不可將其士新加坡私有化，其士新加坡維持在新交所上市，其股份之市場流通量約為百分之十一點四一。



東芝Portege超薄系列手提電腦

其士科技控股有限公司(「其士科技」)

二零零一年對其士科技集團為困難重重及極具挑戰的一年，全球經濟疲弱及資訊科技市場的競爭激烈，對其士科技集團之營業額及溢利均構成重大壓力，導致其在截至二零零二年三月三十一日止年度之業績未如理想。其士科技集團錄得之營業額約為港幣七億七千五百萬元，下跌百分之二十六，年內之虧損為港幣九百四十三萬元，去年度則錄得港幣七百七十六萬元之溢利。每股虧損為港幣一點一仙。

年內，鑑於商界普遍大幅削減資本性開支，電腦部門之總銷售額下跌逾百分之二十八。資訊科技及網絡方案部門之表現遜於預期，主要由於競爭激烈所致。其士(網絡科技)有限公司取得之大型合約包括於二零零一年四月獲電視廣播有限公司批出一份大型合約，為將軍澳新電視城供應、運送及安裝光纖網絡及通訊系統，亦於二零零一年五月接獲香港國際金融中心二期一項智能大廈通訊及保安系統工程合約。


CHEVALIER (NETWORK SOLUTIONS) LIMITED
CHEVALIER (NETWORK SOLUTIONS) LIMITED

其士(網絡科技)有限公司於二零零二年展覽會中參展

鑑於本港流動電話市場幾近飽和，來自電訊系統及服務部門的營業額及貢獻進一步萎縮，加上本地網絡經營商之間的競爭十分激烈，以致其士店及其士科技集團其他流動電話特許經營店的營業額顯著下跌，並錄得虧損。其士科技集團目前合共經營十四間其士店及二十六間特許經營店。辦

公室設備部門經歷另一個艱難的年度。儘管市況呆滯，此部門之業績仍維持穩定。此外，售後服務部門之營業額亦輕微下跌，然而在經營效率得以改善及嚴控成本下，邊際利潤也得到改善。年內，Q-Mart店之整體業績未如理想，主要為競爭劇烈所致。

其士建築集團有限公司(「其士建築」)



將於二零零二年底完工之佐敦道第三期填海及餘下工程

截至二零零二年三月三十一日止年度，鑑於本地物業市場放緩，其士建築集團繼續在極為嚴峻的環境下經營。政府的私人參建居屋計劃政策出現轉變亦對其業務構成影響。惟其士建築集團透過嚴格成本控制及高效率項目管理，雖然在營業額顯著滑落下，年內仍錄得港幣六百五十萬元之經營溢利，去年度則錄得港幣二千九百八十萬元之虧損。股東應佔溢利為港幣六百七十萬元(去年虧損為港幣二千七百六十萬元)，每股盈利升至港幣二點七仙(去年每股虧損為港幣十一點六六仙)。

截至二零零二年三月三十一日止年度，其士建築集團尚待完成之手頭建築合約及土木工程合約分別約為港幣七千九百萬元及港幣一億八千二百萬元。年內，建築業仍飽受物業市場呆滯的打擊，為了維持競爭力，其士建築集團己大幅削減人手，並透過精簡架構及內部控制程序以有效控制支出。

年內，其士建築集團接獲觀塘藍田邨重建項目中興建藍田小學之建築合約。此項目包括興建三十間課室及相關附屬設施，已於二零零二年動工，並預定於二零零三年七月完成。

其士新加坡控股有限公司

其士新加坡之營業額下跌百分之十五點五至坡幣三千零四十萬元，主要為年內升降機及電扶梯安裝工程之數目及價值均告減少所致。其士新加坡之除稅前經營溢利較去年上升百分之七點九至坡幣八百四十萬元。溢利上升主要為升降機及電扶梯的更新、調校、測試及維修保養業務之收益增加所致。其士新加坡之投資物業則維持穩定的租金收入。

主席報告書

展望

美國九一一恐怖襲擊事件令全球經濟放緩之情形進一步惡化，並嚴重打擊全球貿易及金融市場，使香港陷入自一九九七年金融風暴以後的第二次經濟衰退。在經濟環境不明朗下，不少公司均降低成本及進行裁員，導致失業率急升及收入出現負增長。本地失業率在截至二零零二年五月三十一日止的三個月更創出百分之七點四的新高，消費開支則在持續通縮及資本市場疲弱的情況下繼續下跌。

香港經濟之前景將主要視乎美國之復甦步伐，近期之數據顯示香港經濟已逐步走出谷底，惟經濟復甦亦將會非常緩慢。為解決失業率上升及財政儲備萎縮等結構性問題，香港必須加強其作為國內與外界之中介角色。

本集團相信香港仍有相當的空間以加強其作為中國國內，尤其南部之轉口港的一貫角色。本集團之策略性計劃亦正就此方向開展新工作。憑藉其於建築服務業的經驗，本集團將管道翻新之技術帶進中國及亞洲其他國家。

另一個與國內建立合作伙伴關係的領域為加強香港作為南中國物流中心的角色，投資倉庫業務為本集團建立此項新業務的第一步。香港作為國際城市，定能增加其對國內在這方面之支援，以及在國內拓展此業務。

保險業為本集團與國內建立合作伙伴關係的第三項業務，本集團已於香港建立穩固基礎，對在國內發展此業務感到樂觀。憑藉本集團之專業技能及經驗，以及在國內之完善網絡，本集團穩佔有利位置以抓緊國內於未來數年湧現之商機。

本集團認為目前疲弱之經濟環境正好提供一個寶貴機會予本集團重新部署及鞏固其於香港及海外市場之業務。鑑於本集團在本財政年度採取了多項嚴控成本措施，以致本集團現時具雄厚實力以抵禦目前疲弱的經濟環境。

致謝

二零零一年為香港經歷風雨飄搖的一年，本集團因而面對經濟及政治方面所帶來的重重挑戰。本人謹藉此機會，代表董事會對全體員工的努力，令本集團安然渡過時艱，深表謝意。

主席兼董事總經理
周亦卿

香港，二零零二年七月十一日

財務評述

於二零零二年三月三十一日，本集團之總資產淨值約為港幣二十二億二千八百萬元(二零零一年：港幣二十一億八千一百萬元)，較二零零一年增加港幣四千七百萬元或2.1%。

總債務與資本比率為56.9%(二零零一年：45.5%)及淨債務與資本比率為23.4%(二零零一年：10.3%)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣二十二億二千八百萬元(二零零一年：港幣二十一億八千一百萬元)而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣十二億六千八百萬元(二零零一年：港幣九億九千三百萬元)。現金及銀行結存(包括抵押存款)為港幣七億四千七百萬元(二零零一年：港幣七億六千八百萬元)，而借貸淨額為港幣五億二千一百萬元(二零零一年：港幣二億二千五百萬元)。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在該等浮息借貸款中，約港幣三億元乃透過對沖掉期息率之固定息率計算。

年度內，財務費用為港幣六千一百萬元(二零零一年：港幣八千八百萬元)，較二零零一年減少港幣二千七百萬元。

本公司提供公司擔保，作為授予附屬公司、聯營公司及共同控制實體之信貸擔保，分別為總值港幣十一億四千一百萬元(二零零一年：港幣八億八千九百萬元)、港幣七百萬元(二零零一年：無)及港幣一千二百萬元(二零零一年：無)。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

主要物業表

本集團之主要物業詳列如下：

(甲) 持作投資／自用物業

地點	用途	大約樓面面積 *平方呎*	契約年期	集團所佔權益 *百分率*
香港				
九龍觀塘成業街十六號怡生工業中心A座地下	工業	16,000	中期	100
新界粉嶺安樂邨安福街一號其士貨倉大廈	工業	118,300	中期	100
九龍灣常悅道二十一號其士工程服務中心	工業	177,500	中期	100
九龍灣宏開道八號其士商業中心十樓一零一一至一零一九室、十九至二十三樓及佔三分一權益之停車位201個	寫字樓及停車場	174,600	中期	100
新界葵涌國瑞路一百二十四至一百三十號	冷藏倉儲	427,500	中期	38.3
渣甸山軒德蓀道九號	住宅	9,500	長期	100
石澳道二十號	住宅	5,300	長期	100
新加坡				
Chevalier House,23 Genting Road, Singapore 349481	工業	80,000	永久業權	71.1
The Blue Building,10 Genting Road, Singapore 349473	工業	17,000	永久業權	71.1
加拿大				
4334-4340 Kingston Road, Ontario,MIF 2M8	用作汽車經銷之寫字樓、工場及停車場	20,200	永久業權	100
888 Hamilton Street, Vancouver,B.C.	酒店	86,000	永久業權	39.8
14535-14583,Yonge Street, Aurora,Ontario (位於安大略省Aurora市)	用作汽車經銷之寫字樓、工場及停車場	25,000	永久業權	100
美國				
430 East Grand Avenue, South San Francisco,CA	工業／貨倉	38,000	永久業權	100

(甲) 持作投資／自用物業(續)

地點	用途	大約樓面面積 平方呎	契約年期	集團所佔權益 百分率
中華人民共和國				
河南省信陽市民權路三五五號	酒店	129,000	中期	70
廣東省廣州市東山廣場十八樓四、五、六、及七室	寫字樓	7,200	中期	50.5
東莞市厚街鎮沙塘村沙隆路	酒店	123,500	長期	100
泰國				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	寫字樓及陳列室	21,300	永久業權	50.5

(乙) 發展中物業

地點	完成之程度	預算完成之日期	用途	地盤面積 平方呎	發展後大約樓面面積 平方呎	集團所佔權益 百分率
中華人民共和國						
東莞市中心H-1-1及H-1-2地段	空置地盤	視乎中國政府撥地之日期	住宅及商業	104,880	524,500	50

(丙) 待售物業

地點	大約樓面面積 平方呎	契約年期	集團所佔權益 百分率
香港			
九龍旺角西海庭道8－16號富榮花園	40,300	中期	100
新界將軍澳唐明街1號富康花園	25,400	中期	100
新界屯門龍門道45號富健花園	20,300	中期	100
中華人民共和國			
上海市徐滙區十八街坊四十八號地塊亦園	370,000	長期	80

董事會欣然將本公司及本集團截至二零零二年三月三十一日止年度報告書及經審核財務報告提呈各股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之業務為供應、安裝及保養升降機及自動梯、冷氣系統、機電系統、電力設備及工業設備，環境保護工程，供應及安裝建築材料及設備，汽車銷售、維修及租賃服務，物業發展及投資及保險服務，提供廣泛的話音與數據通訊設備及服務，系統整合的資訊科技技術服務，銷售商業機器及家庭用品。

本集團截至二零零二年三月三十一日止年度以業務及地區分類之營業額及其對本集團經營溢利之貢獻載於財務報告附註第5項內。

業績及撥用

本集團於截至二零零二年三月三十一日止年度之業績載於第32頁之綜合收益表內。中期股息每股港幣二仙已於二零零二年一月十六日星期三以現金支付。董事會現建議派發末期股息每股港幣一點五仙，惟股東可選擇以股代息。

股本

年度內，本公司股本之變動載於財務報告附註第30項內。

儲備

年度內，儲備之變動載於財務報告附註第31項內。

投資物業

年度內，投資物業之變動載於財務報告附註第13項內。

物業、廠房及設備

年度內，物業、廠房及設備之變動載於財務報告附註第14項內。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之五大供應商及五大客戶分別佔本集團進貨額及銷售額不足百分之三十。除下段「關連交易」披露與其士建築集團的合約外，本公司各董事、其聯繫人士或任何股東(就董事所知擁有本公司已發行股份超過百分之五者)概無與本集團的五大供應商或五大客戶有任何權益。

物業

本集團於截至二零零二年三月三十一日之主要物業資料載於第16頁至第17頁。

僱員及薪酬制度

於二零零二年三月三十一日，集團於本港及海外僱用約4,100名全職員工。年度內，員工總開支為港幣556,280,000元。集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之工作表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣3,253,000元及其他社團為港幣34,000元。

主要附屬公司、聯營公司及共同控制實體

本公司各主要附屬公司、聯營公司及共同控制實體之詳情分別載於財務報告附註第72頁至第78頁。

優先承讓權

本公司之細則並無優先承讓權之條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購買、出售或贖回上市證券

年度內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事

年度內及截至本報告日期止，在任董事如下：

執行董事

周亦卿博士 *(主席兼董事總經理)*
郭海生先生 *(董事總經理)*
馮伯坤先生
簡嘉翰先生
黃奇岳先生
譚國榮先生
馮和順先生 *(於二零零二年四月一日辭任)*

獨立非執行董事

Iain Leonard DALE先生
鄭明訓先生
黃宏發先生

根據本公司之細則，Iain Leonard DALE先生及鄭明訓先生須於即將召開之股東週年大會上告退，鄭明訓先生願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之利益

周亦卿博士、郭海生先生、馮伯坤先生、簡嘉翰先生、黃奇岳先生、譚國榮先生及馮和順先生在若干合約中獲得利益，概因彼等乃其士科技及／或其士建築之董事及／或實益擁有其權益。有關合約細節於下段「關連交易」詳盡披露。

除上文所述者外，本公司或其任何附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

概無董事與本集團於構成競爭之業務中有任何權益。

關連交易

按聯交所證券上市規則(「上市規則」)詮釋，本集團不時與被列作「關連人士」的其士建築及其士科技進行交易。聯交所於一九九六年一月三十一日及一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該等豁免，當每次本集團與其士建築及／或其士科技之若干附屬公司按一般及日常業務簽訂的關連交易，本公司無需以新聞通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

一、 本公司與其士建築簽署一份協議書，由其士建築集團作總承建商不時向本公司之若干附屬公司購買升降機及自動梯、冷氣設備系統、機電系統、建築材料及設備及其有關安裝服務。本集團達成以下由上市規則列作的關連交易合約：

總承建商	工程性質	承判商	估計合約金額	本集團應佔權益
			港幣千元	*百分率*
其士建築(香港)有限公司(「其建香港」)	供應及安裝建築材料	其士(建材工程)有限公司(「其士建材」)	5,757	100
其建香港	電力安裝	其士(香港)有限公司(「其士香港」)	702	100
其士(建築)有限公司(「其建」)	供應及安裝建築材料	其士(鋁工程)有限公司	15,000	100
其建	供應及安裝建築材料	其士建材	9,082	100
其建	供應及安裝電力及機電設備	其士香港	32,992	100

截至二零零二年三月三十一日止年度內，有關上述銷售及完成部份工程所收取之款項約為港幣四千四百萬元。

二、 本公司與其士建築達成行政服務協議，由本集團提供會計、庫務、電子數據處理、公司秘書及人事管理等服務予其士建築集團。根據該協議，其士建築集團須按照全年之營業額百分之零點三支付予本公司作為管理服務費用。截至二零零二年三月三十一日止年度內，其士建築根據該協議支付予本公司之管理費用為港幣1,584,000元。

關連交易(續)

三、　本公司之全資附屬公司以市值租金將下列物業出租予其士科技集團及其士建築集團：

業主	租用物業(用途)	租戶	年度租金 港幣千元
萬珠發展有限公司	其士商業中心的部份(寫字樓)	其士科技集團	1,074
		其士建築集團	1,595
威方發展有限公司	其士貨倉大廈的部份(貨倉)	其士科技集團	32
		其士建築集團	236
拔創有限公司	其士工程服務中心的部份(寫字樓／貨倉)	其士科技集團	4,328
		其士建築集團	264
富特發展有限公司	富瑤小築(渡假屋)	其士科技集團	147
		其士建築集團	147
銳中有限公司	富榮花園商場的部份(商店)	其士科技集團	98
聯業發展有限公司	銀海商業大廈的部份(寫字樓)	其士科技集團	118
星穎有限公司	金都大廈的部份(寫字樓)	其士科技集團	67
星穎有限公司	東山廣場的部份(寫字樓)	其士科技集團	45

年度內，其士科技集團及其士建築集團就上述租賃支付予本集團之租金分別約港幣五百九十萬元及港幣二百二十萬元。

本公司獨立非執行董事確認，在本集團截至二零零二年三月三十一日止年度內達成上述之交易為：

(i)　本集團一般及日常業務；

(ii)　以一般商業條款進行或非較獨立第三方可獲之條款優厚者；

(iii)　對本公司之股東而言均為公平及合理；及

(iv)　在有關豁免書內所述之金額內。

於二零零二年三月六日，本公司董事會計劃以其全資附屬公司Success Vantage Limited(「收購人」)以自願性無條件現金收購方式，收購其士新加坡控股有限公司(「其士新加坡」)每股坡幣0.2元之全部普通股股份，收購價為坡幣0.45元。收購期限由二零零二年四月二十五日延期至二零零二年五月二十三日。其士新加坡為本公司之附屬公司，並於新加坡股票交易所上市(「新交所」)。於收購期限結束，收購人共購入99,601,000股其士新加坡股份，佔其士新加坡已發行股本約88.53%。鑑於收購人收到就收購之接納少於其士新加坡已發行股本90%，根據新加坡公司條例規定，收購人不可將其士新加坡私有化。其士新加坡維持在新交所上市，其股份之市場流通量約為11.47%。根據上市規則第14.23(1)(a)條，收購人向周亦卿博士於其士新加坡之權益作出之收購構成關連交易。由於收購人就購入周博士持有之4,375,000股其士新加坡股份支付的總代價為坡幣1,968,750元，此項交易屬上市規則第14.25(1)條所指之交易，並須符合有關披露之要求。根據收購條款，此項對周博士所持有權益之收購已於二零零二年五月三日完成。

董事之股份權益

於二零零二年三月三十一日，根據上市公司董事進行證券交易的標準守則向本公司及聯交所作出之知會，或根據證券(公開權益)條例(「公開權益條例」)第二十九條於本公司登記冊內須作之記錄，各董事於本公司及其相聯公司(定義見公開權益條例)之股份權益如下：

(甲) 本公司權益－股份

	普通股股份數目		
董事名稱	個人權益	家族權益	總數
周亦卿	640,527,782*	–	640,527,782
郭海生	491,083	–	491,083
馮伯坤	456,450	–	456,450
簡嘉翰	145,200	–	145,200
譚國榮	845,078	162,365	1,007,443
Iain Leonard DALE	42,016	–	42,016

* *周亦卿博士實益擁有本公司股份640,527,782股，佔本公司已發行股份約百分之五十點二三。該等股份與下段「主要股東」中所述之股份相同。*

(乙) 相聯公司權益－股份

		普通股股份數目			
董事名稱	相聯公司	個人權益	公司權益	家族權益	總數
周亦卿	其士科技	34,079,270	432,334,666*	–	466,413,936
	其士新加坡	4,375,000	80,000,000*	–	84,375,000
	其士建築	61,036,489	89,385,444*	–	150,421,933
郭海生	其士科技	12,000,000	–	–	12,000,000
	其士建築	1,326,437	–	–	1,326,437
馮伯坤	其士科技	12,900,000	–	–	12,900,000
馮和順	其士科技	300,000	–	–	300,000
	其士建築	295,600	–	–	295,600
簡嘉翰	其士科技	2,256,000	–	–	2,256,000
譚國榮	其士科技	2,000,000	–	52,000	2,052,000
	其士建築	625,796	–	7,142	632,938

* *周亦卿博士實益持有640,527,782股本公司股份，佔本公司已發行股本約百分之五十點二三。根據公開權益條例，周博士被視為擁有本公司持有之其士科技股份432,334,666股、其士新加坡股份80,000,000股及其士建築股份89,385,444股之權益，周博士並已就此向其士科技、其士新加坡及其士建築作出知會。*

董事之股份權益（續）

此外，若干董事個人持有認購本公司及相聯公司普通股的購股權，詳情載於下文「購股權計劃」一節內。

除上文及下段之「購股權計劃」所披露者外，截至二零零二年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，概無本公司董事或其配偶或其未滿十八歲之子女被視為擁有本公司或其任何相聯公司（定義見公開權益條例）證券之任何權益。

購股權計劃

（甲） 本公司

於一九九一年九月三十日採納了一項購股權計劃（「購股權計劃」）以惠及本公司及其附屬公司之全職僱員，而根據購股權計劃，本公司及其附屬公司之董事會獲授權向各自之全職僱員（包括執行董事）授予可認購其股份之購股權最多不得超逾當時已發行股本百分之十，而每股購股權所支付之代價為港幣一元。購股權不可在購股權計劃接納日期後不足六個月或遲於三年半行使，並於二零零一年九月二十九日後停止授出購股權，而任何人士獲授之購股權全部行使時，概不得使已獲發行之股份總數超過可發行之購股權可認購之股份總數百分之二十五。購股權計劃已於二零零一年九月二十九日屆滿，惟在任何其他情況下，購股權計劃之條款將繼續有效及適用於已授出但未被行使之購股權。

於二零零二年三月三十一日，根據購股權計劃已授出之購股權涉及之股份數目為34,150,000，相等於本公司於該日之已發行股份百分之二點七。

購股權計劃（續）

於二零零二年三月三十一日，本公司及其相聯公司之購股權詳情如下：

(a) 本公司權益－購股權

		授出日期	行使購股權之期限	購股權之每股行使價格 (港元)	購股權數目 於二零零一年四月一日持有	於年內授出	於年內行使	於年內註銷	於年內失效	於二零零二年三月三十一日持有
(i)	董事名稱									
	周亦卿	04/02/1998	03/09/1998-02/09/2001	0.5376	18,000,000	–	–	–	18,000,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4880	8,450,000	–	–	–	–	8,450,000
	郭海生	04/02/1998	03/09/1998-02/09/2001	0.5376	10,000,000	–	–	–	10,000,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4880	5,350,000	–	–	–	–	5,350,000
	馮伯坤	04/02/1998	03/09/1998-02/09/2001	0.5376	8,000,000	–	–	–	8,000,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4880	5,350,000	–	–	–	–	5,350,000
	馮和順	04/02/1998	03/09/1998-02/09/2001	0.5376	2,200,000	–	–	–	2,200,000	–
	簡嘉翰	04/02/1998	04/09/1998-03/09/2001	0.5376	2,200,000	–	–	–	2,200,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4880	5,000,000	–	–	–	–	5,000,000
	黃奇岳	04/02/1998	04/09/1998-03/09/2001	0.5376	1,200,000	–	–	–	1,200,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4880	5,000,000	–	–	–	–	5,000,000
	譚國榮	04/02/1998	04/09/1998-03/09/2001	0.5376	1,700,000	–	–	–	1,700,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4880	5,000,000	–	–	–	–	5,000,000
(ii)	全職僱員	09/03/1998	07/10/1998-06/10/2001	0.6464	21,970,000	–	–	140,000	21,830,000	–

購股權計劃（續）

(b) 相聯公司權益－購股權

					購股權數目					
董事名稱	相聯公司	授出日期	行使購股權之期限	購股權之每股行使價格	於二零零一年四月一日持有	於年內授出	於年內行使	於年內註銷	於年內失效	於二零零二年三月三十一日持有
				(港元)						
周亦卿	其士科技	04/02/1998	03/09/1998-02/09/2001	0.3376	14,000,000	–	–	–	14,000,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4640	7,000,000	–	–	–	–	7,000,000
	其士建築	04/02/1998	03/09/1998-02/09/2001	0.3248	4,400,000	–	–	–	4,400,000	–
郭海生	其士科技	04/02/1998	03/09/1998-02/09/2001	0.3376	4,300,000	–	–	–	4,300,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4640	5,000,000	–	–	–	–	5,000,000
	其士建築	04/02/1998	03/09/1998-02/09/2001	0.3248	4,000,000	–	–	–	4,000,000	–
馮伯坤	其士科技	04/02/1998	03/09/1998-02/09/2001	0.3376	3,000,000	–	–	–	3,000,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4640	6,550,000	–	–	–	–	6,550,000
馮知順	其士科技	04/02/1998	03/09/1998-02/09/2001	0.3376	2,300,000	–	–	–	2,300,000	–
簡嘉翰	其士科技	17/12/1999	30/06/2000-29/06/2003	0.4640	5,000,000	–	–	–	–	5,000,000

聯交所已就上市規則第十七章有關股份期權計劃之規定作修訂，有關修訂已於二零零一年九月一日起生效。本公司購股權計劃之若干條款已不適用於該新修訂下之規定。由二零零一年九月一日起，本公司並無授出購股權。董事局擬於即將舉行之股東週年大會上提議採納新購股權計劃。於過渡期間，本公司務必遵守上市規則之新修訂條款。

(乙) 其士科技控股有限公司

於一九九一年九月三十日採納了一項購股權計劃(「其士科技購股權計劃」)以惠及其士科技及其附屬公司之全職僱員，而根據其士科技購股權計劃，其士科技及其附屬公司之董事會獲授權向各自之全職僱員(包括執行董事)授予可認購其股份之購股權，認購最多不得超逾當時已發行股本百分之十，而每股購股權所支付之代價為港幣一元。購股權不可在購股權計劃接納日期後不足六個月或遲於三年半行使，並於二零零一年九月二十九日後停止授出購股權，而任何人士獲授之購股權全部行使時，概不得使已獲發行之股份總數，超過可發行之購股權可認購之股份總數百分之二十五。其士科技購股權計劃已於二零零一年九月二十九日屆滿，惟在任何其他情況下，其士科技購股權計劃之條款將繼續有效及適用於已授出但未被行使之購股權。

於二零零二年三月三十一日，根據其士科技購股權計劃已授出之購股權涉及之股份數目為28,550,000，相等於其士科技於該日之已發行股份百分之三點三。

購股權計劃（續）

（乙） 其士科技控股有限公司（續）

聯交所已就上市規則第十七章有關股份期權計劃之規定作修訂，有關修訂已於二零零一年九月一日起生效。其士科技購股權計劃之若干條款已不適用於該新修訂下之規定。其士科技董事局擬於其即將舉行之股東週年大會上提議採納新購股權計劃。

根據上市規則第十七章，所有涉及上市發行人或其任何附屬公司授出購股權以購買該上市發行人或其附屬公司新股或其他上市發行人之新證券的所有計劃必須獲上市發行人之股東在股東大會上批准。因此，本公司擬於即將舉行之股東週年大會上提呈一項普通決議案以批准其士科技之新購股權計劃。於過渡期間，其士科技務必遵守上市規則之新修訂條款。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償（法定賠償除外）而可予以終止之服務合約。

管理服務合約

除上述本公司與其士建築簽署管理協議外，年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士，主席兼董事總經理，現年六十六歲，彼為其士集團之創辦人及兩間香港上市公司其士科技及其士建築之主席，並為一間新加坡上市公司其士新加坡之主席。彼亦為萬順昌集團有限公司、電視廣播有限公司及邵氏兄弟（香港）有限公司之非執行董事。於一九九五年，周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽院士銜，並於一九九六年及一九九七年分別獲聘為南京大學校董會名譽董事和獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及開發方面給予大力支持。彼並為中國浙江大學顧問之教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益及社會事務，於一九九六年獲選為香港特別行政區第一屆政府推選委員會委員及於一九九五年獲選為香港公益金董事局委員。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協委員、香港日本文化協會會長及台灣大學香港校友會會長等。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。

董事簡介（續）

執行董事（續）

郭海生先生，董事總經理，現年五十二歲，於一九七二年加入其士集團，彼為其士科技、其士新加坡之董事及其士建築之副主席。郭先生亦為香港電梯業協會主席及國際電梯工程師協會香港—中國分會副主席，並為香港註冊升降機及自動梯工程師，他更獲委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，負責本集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。

馮伯坤先生，董事，現年五十歲，於一九七四年加入其士集團，彼為其士科技之董事總經理及其士新加坡之董事。他被推選為廣東省工商業聯合會及廣東省總商會之執行委員。馮先生負責其士集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合資訊技術，亦包括銷售及分銷流動電話、商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及營運管理。彼亦積極參與本集團之物業投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。

簡嘉翰先生，董事及公司秘書，現年五十一歲，於一九八六年加入其士集團，彼為其士科技之董事及公司秘書及其士建築之公司秘書。彼亦為冠華國際控股有限公司之非執行董事。簡先生負責管理其士集團的會計及庫務、企業財務、公司秘書及電子數據處理等事務。彼持有香港大學頒發理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

黃奇岳先生，董事，現年七十三歲，於一九八九年加入其士集團，彼為其士建築之董事。他負責其士集團的內部審核及項目發展。黃先生為澳洲會計師公會高級會員，亦為香港會計師公會及香港稅務會計師公會資深會員。

譚國榮先生，董事，現年四十一歲，於一九八六年加入其士集團，彼為其士建築之董事。除參與管理保險承保、物業發展、物業管理及冷藏倉庫等部門外，彼亦負責其士集團法律事務、行政、人力資源管理、公共關係及旅遊代理業務。譚先生除持有中國北京大學法律學士學位、香港城市大學文學碩士學位及香港理工大學企業管理深造文憑，彼亦為英國特許仲裁學會、英國特許秘書及行政人員公會及香港公司秘書公會之資深會員。同時，彼現還擔任香港保險索償投訴局名譽顧問一職。

董事簡介（續）

獨立非執行董事

Iain Leonard DALE先生，現年六十二歲，於一九九二年加入董事會。彼為英國Henderson TR Pacific Investment Trust plc及Bowman Power Ltd之主席，並獲英國Foreign and Commonwealth Office委任為英國業務大使。彼更為British Council's BOND Scheme之主席，負責處理外國商人在英國工業之事務。他曾為一電力設備集團—Dale Electric International plc之主席及Vislink plc之董事，亦為英國政府South East Asian Trade Advisory Group和Southern Asian Advisory Group之主席。彼曾為British Overseas Trade Board (BOTB)之會員。

鄭明訓先生，現年六十五歲，於一九九八年加入董事會。鄭先生現任中鍵顧問有限公司合夥人。彼曾出任立法局議員、英之傑太平洋有限公司及洛希爾父子（香港）有限公司之主席。鄭先生並擔任香港及英國多間上市公司之非執行董事職務，現為香港科技大學兼任教授及大學顧問委員會委員。

黃宏發先生，現年五十八歲，於一九九九年加入董事會。黃先生自一九八五年起為立法局／立法會之民選議員。他自一九七零年起任教香港中文大學，現任政治及行政學名譽教授。彼亦為新洲印刷集團有限公司之非執行董事及香港瓦通紙業廠商會名譽會長。黃先生持有香港大學榮譽文學士學位及美國Syracuse University公共行政學碩士學位。

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃（「公積金計劃」）之參與公司，此計劃之定義見職業退休計劃條例，乃為合資格僱員而設的界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金百分之三點五至百分之十六比率注入供款。

根據政府法例，本集團選擇銀聯信託有限公司為強制性公積金（「強積金計劃」）服務供應商，為不欲繼續參與公積金計劃或自二零零零年十二月一日起加入本集團之僱員提供另一個計劃。強積金計劃為所有年齡介乎十八至六十五歲，並由本集團受聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金百分之五注入供款，惟每月薪金以港幣二萬元為上限。根據法例規定，有關利益須保留六十五歲之退休年齡方可領取。

年度內，本集團在該等計劃之總供款為港幣25,894,000元，其中已扣除之已沒收供款為港幣4,000,000元，並已在綜合收益表中扣除。於年度結算日，為數港幣341,000元之已沒收供款可用以抵減僱主之未來供款。

董事會報告書

主要股東

於二零零二年三月三十一日，本公司之唯一主要股東為周亦卿博士。根據公開權益條例第十六(一)條須予存置之本公司登記冊內所載，周博士持有本公司股份640,527,782股，佔本公司已發行股本約百分之五十點二三。

除上文披露者外，就董事所知，概無任何人士於期內擁有任何股份權益或認購股份之權利，相等於本公司已發行股本百分之十或以上。

購買股份或債券之安排

除本公司及其士科技採納之購股權計劃及授予若干董事之購股權外，於本年度任何時間內，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

審核委員會

審核委員會乃按上市規則規定成立，並於年內舉行兩次會議，其中成員包括兩位本公司之獨立非執行董事Iain Leonard DALE先生及黃宏發先生。於會議內，委員會已審閱本集團之關連交易、中期及年度報告書，並與管理層討論有關審核、內部監管及財務申報事宜。

最佳應用守則

董事會認為本公司於本年度內均遵守上市規則附錄十四所載之最佳應用守則之指引。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席兼董事總經理
周亦卿

香港，二零零二年七月十一日

核數師報告書

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致CHEVALIER INTERNATIONAL HOLDINGS LIMITED 股東
(在百慕達註冊成立之有限公司)

本核數師已將刊於第32頁至第78頁內根據香港公認之會計原則編製之財務報表審核完竣。

公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合　貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示　貴公司及集團於二零零二年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤·關黃陳方會計師行
執業會計師

香港，二零零二年七月十一日

綜合收益表

截至二零零二年三月三十一日止年度

	附註	2002 港幣千元	2001 港幣千元
營業額	4	**3,338,878**	3,774,657
銷售成本		**(2,798,120)**	(3,115,102)
毛利		**540,758**	659,555
其他收益	6	**46,114**	64,722
經銷成本		**(242,508)**	(237,194)
行政支出		**(116,795)**	(121,041)
其他經營支出	7	**(31,868)**	(44,790)
經營溢利	8	**195,701**	321,252
財務費用	9	**(57,893)**	(83,795)
所佔聯營公司業績		**16,620**	(9,752)
所佔共同控制實體業績		**(15,967)**	5,974
除税前溢利		**138,461**	233,679
税項	10	**(22,816)**	(49,460)
未計少數股東權益前溢利		**115,645**	184,219
少數股東權益		**(4,183)**	(12,460)
本年度之溢利		**111,462**	171,759
股息	11	**44,629**	73,214
每股盈利	12		
基本		**9仙**	15仙
攤薄		**9仙**	14仙

綜合資產負債表

二零零二年三月三十一日結算

	附註	2002 港幣千元	2001 港幣千元
非流動資產			
投資物業	13	**366,465**	377,904
物業、廠房及設備	14	**1,216,629**	953,008
發展中物業	15	**5,635**	35,552
負商譽	16	**(78)**	–
無形資產	17	**4,816**	–
所佔聯營公司權益	19	**96,934**	85,864
所佔共同控制實體權益	20	**39,810**	2,881
證券投資	21	**77,001**	5,780
有抵押之存款	38	**–**	63,000
會所債券		**1,869**	1,869
		1,809,081	1,525,858
流動資產			
存貨	22	**188,442**	244,532
待售物業	23	**1,057,099**	1,161,638
應收帳款、存出按金及預付款項	24	**1,014,644**	1,040,749
聯營公司應收帳		**2,034**	902
共同控制實體應收帳		**34,396**	35,187
就合約工程應向客戶收取之款項	25	**86,982**	84,688
證券投資	21	**230,070**	48,809
有抵押之存款	38	**63,136**	–
現金及銀行存款		**683,684**	705,242
		3,360,487	3,321,747
流動負債			
應付款項、存入按金及應付費用	26	**739,144**	857,744
未滿期保險費－一年內到期		**135,659**	81,371
未決保險索償		**108,340**	25,314
應付建築成本費用		**130,051**	176,248
聯營公司應付帳		**27,293**	79
共同控制實體應付帳		**19,032**	19,032
就合約工程應向客戶支付之款項	25	**43,022**	5,688
應付票據		**63,466**	120,264
融資性租賃之債務	27	**3**	45
遞延服務性收益		**18,974**	30,475
課税準備		**17,552**	31,128
其他有抵押之貸款	29	**–**	3,382
銀行貸款及透支	28	**526,465**	365,357
		1,829,001	1,716,127
流動資產淨值		**1,531,486**	1,605,620
總資產減流動負債		**3,340,567**	3,131,478
非流動負債			
未滿期保險費－超逾一年		**36,485**	–
融資性租賃之債務	27	**8**	–
銀行貸款	28	**741,536**	605,964
其他有抵押之貸款	29	**–**	18,840
		778,029	624,804
少數股東權益		**334,883**	325,411
淨資產		**2,227,655**	2,181,263
股本及儲備			
股本	30	**318,778**	307,726
儲備	31	**1,908,877**	1,873,537
股東資金		**2,227,655**	2,181,263

本財務報告之32頁至78頁於二零零二年七月十一日經董事會通過及授權刊發，並由以下董事代表簽署：

郭海生
董事

馮伯坤
董事

資產負債表

二零零二年三月三十一日結算

	附註	2002 港幣千元	2001 港幣千元
非流動資產			
所佔附屬公司權益	18	**1,538,087**	1,482,926
所佔聯營公司權益	19	**18,108**	17,874
所佔共同控制實體權益	20	**54,563**	–
證券投資	21	**4,134**	5,750
會所債券		**599**	599
		1,615,491	1,507,149
流動資產			
應收帳款、存出按金及預付款項		**4,181**	3,321
附屬公司之應收帳		**1,132,209**	1,060,566
聯營公司之應收帳		**257**	902
證券投資	21	**16,936**	–
預繳稅		**656**	–
現金及銀行存款		**67**	12,093
		1,154,306	1,076,882
流動負債			
應付款項、存入按金及應付費用		**2,383**	2,080
附屬公司之應付帳		**1,057,799**	943,648
課稅準備		**–**	12,794
銀行貸款及透支	28	**100,570**	–
		1,160,752	958,522
流動(負債)資產淨值		**(6,446)**	118,360
總資產減流動負債		**1,609,045**	1,625,509
非流動負債			
銀行貸款	28	**–**	100,000
淨資產		**1,609,045**	1,525,509
股本及儲備			
股本	30	**318,778**	307,726
儲備	31	**1,290,267**	1,217,783
股東資金		**1,609,045**	1,525,509

郭海生
董事

馮伯坤
董事

綜合確認損益表

截至二零零二年三月三十一日止年度

	2002 港幣千元	2001 港幣千元
重估投資物業之虧損	**(30,300)**	(19,422)
重估其他物業之盈餘	**14,813**	7,598
伸算海外附屬公司財務報告所產生之兑換差額	**(3,134)**	(9,160)
未於收益表上確認之淨虧損	**(18,621)**	(20,984)
本年度之溢利	**111,462**	171,759
確認收益總額	**92,841**	150,775
因收購附屬公司及聯營公司之額外權益所產生之商譽已直接於儲備中撇除	**–**	(17,315)
	92,841	133,460
上年度帳目調整		
－因無需確認擬派末期股息而增加於二零零零年四月一日之股息儲備		58,283
－在儲備內確認之商譽減值		
於二零零零年四月一日資本儲備中增加		674
於二零零零年四月一日保留溢利中減少		(674)
		58,283

綜合現金流動表

截至二零零二年三月三十一日止年度

	附註	2002 港幣千元	2001 港幣千元
經營業務之現金注入淨額	32	**150,999**	587,159
投資回報及融資費用			
派發股息		**(46,409)**	(52,819)
收取聯營公司之股息		**3,361**	1,731
收取共同控制實體之股息		**–**	7,500
支付附屬公司少數股東之股息		**(11,985)**	(19,227)
收取證券投資之股息		**894**	811
已收利息		**19,946**	41,822
已付利息		**(63,188)**	(88,789)
融資性租賃費用		**(1)**	(11)
投資回報及融資費用之現金支出淨額		**(97,382)**	(108,982)
稅項			
繳付利得稅		**(42,466)**	(83,841)
退還利得稅		**7,361**	5,745
淨付利得稅		**(35,105)**	(78,096)
投資業務			
購買物業、廠房及設備		**(314,570)**	(140,813)
出售物業、廠房及設備		**7,595**	1,357
待發展物業之增加		**–**	(29,833)
增購附屬公司之權益		**(221)**	(14,531)
購入及增購聯營公司之權益		**(4,734)**	(20,246)
購人共同控制實體		**(54,560)**	–
購入無形資產		**(4,900)**	–
聯營公司之還款(借款)		**32,124**	(9,667)
共同控制實體之還款		**791**	4,555
有抵押存款之增加		**(136)**	(63,000)
投資業務支出之現金淨額		**(338,611)**	(272,178)
融資前之現金(支出)注入淨額		**(320,099)**	127,903
融資	33		
新借銀行及其他貸款		**593,000**	515,700
償還銀行及其他貸款		**(127,795)**	(448,491)
發行新股		**–**	707
發行新股之費用		**(34)**	(21)
償還融資性租賃債務		**(48)**	(116)
附屬公司少數股東之貢獻		**24,700**	2
償還予附屬公司之少數股東		**–**	(24,318)
融資注入之現金淨額		**489,823**	43,463
現金及等同現金淨額之增加		**169,724**	171,366
於四月一日之現金及等同現金		**459,610**	293,399
滙兑調整		**(1,208)**	(5,155)
於三月三十一日之現金及等同現金	35	**628,126**	459,610

財務報告附註

截至二零零二年三月三十一日止年度

1. 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市。

本公司之主要業務為投資控股，而本集團之主要業務為供應、安裝及保養升降機、自動梯、冷氣系統、機電系統、電力設備及工業設備、環境保護工程、供應及安裝建築材料及設備、汽車銷售、維修及租賃服務、銷售電腦及辦公室設備及家居用品、一般商品貿易、電訊及傳呼服務、科技及網絡服務及技術與保養服務、提供物業管理、酒店及旅遊代理服務、物業投資及買賣、保險業務及證券貿易。

2. 採納會計實務準則

本年度，本集團首次採納下列由香港會計師公會頒佈之新及經修訂之會計實務準則（會計實務準則）。因採納這準則而對集團之會計政策有若干變動，而這更改列載於附註3。除此之外，因新的準則對財務報表公佈有新的要求，上年度之若干比較數據將作出調整以達致陳述方式一致。

採納該等新政策對本集團會計政策之變更載列如下：

(a) 結算日後擬派發或宣告之股息

就採納會計準則第9號（經修訂）「結算日後事項」，於結算日後擬派發或宣告之股息，現不再於結算日確認為負債。但以權益獨立體披露。就採納該會計準則，由附屬公司、聯營公司及共同控制實體在資產負債表之日後所建議或宣佈擬派之股息是不可在資產負債表日被認可應收股息。該會計準則之改變已作追溯性調整。

(b) 租約

根據會計實務準則第14號（經修訂）「租賃」，對營業性租賃之會計基準及集團租賃安排披露之規定作出若干修訂。此等改變對財務報表並無任何重大影響。故無須作出前期調整。惟若干比較數據及披露已調整及延展以符合本年度之呈列方式。

(c) 商譽

本集團採納會計準則第30號「企業合併」及選擇不重列以往用作抵銷或增加儲備之商譽／負值商譽。自收購附屬公司，聯營公司及共同控制實體日起計至採納會計準則第30號期間引起之商譽減值損失已追溯性確認為費用。於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司、聯營公司或共同控制實體或當商譽已確認進一步減值時才計算在收益表內。於二零零一年四月一日前從收購所產生的負值商譽，會保留在儲備內及當出售有關之附屬公司、聯營公司或共同控制實體時會回撥到收益表。

於二零零一年四月一日後，從收購所產生的商譽已確認為資產及以其估計可使用年期進行攤銷。於二零零一年四月一日後，由收購所產生的負債商譽將會根據市況分析，從資產中扣除並計算在收益表內。

(d) 分部報告

採納會計實務準則第26號（分部報告）導致以往根據上市條例所披露之分類資料有所重整。為貫徹表達基準，截至二零零一年三月三十一日止年度之分類資料披露已作修改。

2. 採納會計實務準則（續）

新及經修訂之會計政策對股東權益之影響總結如下：

	保留溢利 港幣千元	股息儲備 港幣千元	股本儲備 港幣千元
集團			
二零零零年四月一日之結存			
結存如前記錄	962,323	–	286,198
取消確認二零零零年之末期股息債務	–	58,283	–
確認商譽儲備減值	(674)	–	674
結存重列	961,649	58,283	286,872

就採納會計準則第9號（經修訂），二零零一年末期股息港幣43,082,000元於結算日不列為負債及在集團截至二零零一年三月三十一日止的儲備中增加。

集團截至二零零零年三月三十一日及二零零一年三月三十一日，聯營公司應收股息分別減少港幣1,710,000元及港幣3,361,000元。此外，集團應佔聯營公司之淨資產截至二零零零年三月三十一日及二零零一年三月三十一日亦有相等金額的增加。

	保留溢利 港幣千元	股息儲備 港幣千元
公司		
二零零零年四月一日之結存		
結存如前記錄	539,301	–
取消確認二零零零年之末期股息債務	–	58,283
取消確認附屬公司擬派股息	(11,515)	–
結存重列	527,786	58,283
截至二零零一年四月一日		
結存如前記錄	708,638	–
取消確認二零零一年擬派末期股息	–	43,082
取消確認附屬公司擬派股息	(7,043)	–
結存重列	701,595	43,082

3. 主要會計政策

財務報告表已按照歷史成本慣例編列，並就若干物業及證券作出調整並符合香港會計實務準則之主要會計政策載列如下：

(a) **綜合帳項基礎**

綜合財務報告包括本公司及其附屬公司截至每年三月三十一日止之帳目，並連同本集團擁有於聯營公司及共同控制實體之權益，其表達基準列載於下文(e)及(f)內。

期內收購或出售附屬公司、聯營公司及共同控制實體，其業績包括於本集團之綜合收益表內，均自其有效收購日起或至其售出日止計算。

3. 主要會計政策（續）

(b) 商譽／負商譽

商譽／負商譽乃指收購附屬公司、聯營公司或共同控制實體時，其收購價高於／低於在收購日集團所佔在該等公司可確認資產及負債之公平價值之差額。

於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司、聯營公司或共同控制實體或當商譽進一步減值時才計算入損益表內。於二零零一年四月一日前，從收購所產生之負商譽仍然保留在儲備內，直至出售有關之附屬公司，聯營公司或共同控制實體時才計算入損益表內。

於二零零一年四月一日後，從收購所產生的商譽已確認為資產及以其估計可使用年期以直線法攤銷。因收購聯營公司或共同控制實體時所產生之商譽乃包括在所佔聯營公司或共同控制實體之所載值內。惟因收購附屬公司所產生之商譽乃獨立呈列於資產負債表內。於出售附屬公司、聯營公司或共同控制實體時，過往已作撇銷或納入儲備之商譽乃包括在出售附屬公司及聯營公司之溢利或虧損內。

於二零零一年四月一日後，由收購所產生的負商譽將會根據市況分析從資產中扣除並計算在損益表內。

因收購聯營公司或共同控制實體時所產生之負商譽乃包括在所佔聯營公司或共同控制實體之所載值內，惟因收購附屬公司所產生之負商譽乃獨立呈列為資產之扣除項目。

(c) 無形資產

無形資產乃以成本值列賬，並以直線法按下列年期攤銷：

凍房、公眾保稅倉及食米儲存牌照	10年
電腦軟件牌照	5年

(d) 附屬公司之投資

附屬公司投資乃以成本值扣除任何確認之減值虧損，列於本公司之資產負債表內。

(e) 所佔聯營公司權益

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，所佔聯營公司之權益乃指本集團應佔其資產淨值，並加上已付溢價減除任何因收購產生之折讓而尚未於收益表內撇除、攤銷或釋放及減除任何確認之減值虧損。

本公司以已收及應收股息計算聯營公司之業績。於資產負債表內，聯營公司之投資乃按成本值減除任何非暫時性之減值準備入賬。

3. 主要會計政策（續）

(f) 合營項目

合營項目乃一項合約性安排，根據安排，本集團與其他各方共同經營一項各方共同控制的商業業務，惟參與各方概無任何一方可單獨控制該項業務。

共同控制資產

當一間集團公司直接參與合營項目之活動（此乃歸納為共同控制資產）時，集團所佔共同控制資產及與合營各方共同產生之負債，乃依據個別情況分類，並於各合營投資者之財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入賬。

集團出售或分享應佔共同控制資產產品之收益，包括應佔合營項目之費用，乃按可預知從該等交易中流入（出）之經濟效益確認入帳。

所佔共同控制實體權益

合營項目如涉及一個獨立實體而各合營方均擁有權益，將被視為共同控制實體。

本集團於共同控制實體的權益乃按本集團應佔該實體的資產淨值加仍未折舊之收購溢價／減折扣列入綜合資產負債表內。本集團應佔共同控制實體的收購後業績則計入綜合收益表內。

本公司於共同控制實體之投資乃按成本值減除任何非暫時性之減值入帳。本公司以已收及應收股息計算共同控制實體之業績。

(g) 資產減值

於每一個結算日，本集團審閱其有形及無形資產之所載帳面值，以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載帳面值，資產所載面值會減少至可收回款額，減值虧損將予即時確認。除該資產以其他基準估值列帳，此時減值將作重估減值處理。

當減值虧損於期後撥回，資產之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損，高出於此情況下所釐定之帳面之數額則不會撥回。當減值虧損之撥回根據有關會計政策就重估資產入帳時，除非該等資產以重估數額入帳，否則任何減值虧損之撥回於其發生期間即時確認為收益。

(h) 證券投資

證券投資於交易日確認，初步以成本衡量。於期後之報告日，本集團已表達意願及有能力持至到期日之債務證券（持有直至到期日之債務證券），是以其待攤成本扣除減值虧損以反影其不可收回值。任何持至到期日債務證券之折讓或溢價乃按年根據投資工具之年期進行攤銷並與其他投資收入累積計算，以達至於每段期間所確認之收益作為恒常之投資回報。

3. 主要會計政策（續）

(h) 證券投資（續）

非持有至到期日之債券證券之投資乃列作投資證券或其他投資。

投資證券乃為已確定長遠策略而持有之證券，於其後之申報日按成本減任何永久減損計算。

其他投資按公平值計算，而未變現損益則計入期內之收益表。

(i) 投資物業

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入是按正常非關連基礎而訂定。

投資物業乃按公開市值由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。

於出售重估物業時，有關投資物業重估之盈餘則轉入收益表內。

除契約尚餘之年期為二十年或不足二十年外，投資物業毋須按期計提折舊費用。

(j) 物業、廠房及設備

(i) 酒店物業

酒店物業及其內部固定設備乃按重估值（即重估日現有用途之公開市值減去期後之累積折舊及減值入帳）。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值及轉入重估儲備內，但若前期曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，將確認為收入。重估時產生之帳面淨值減少之數額如超過該資產以前重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。重估時產生之帳面淨值減少之數額如超過該資產以前重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關該物業重估之增加則轉入保留溢利。

酒店物業乃按直線攤銷法就其相關物業餘下之土地租賃年限提取折舊費用。

(ii) 其他物業

冷藏倉庫及其他持作固定資產之自用物業乃按重估值（即重估日現有用途之公開市值減去期後之累積折舊）入帳。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備內，但若此增值曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，確認為收入。重估時產生之帳面淨值減少之數額如超過該資產以前重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關重估之增值則轉入保留溢利。

3. 主要會計政策（續）

(j) 物業、廠房及設備（續）

(ii) 其他物業（續）

永久業權之土地不予提取折舊撥備，租賃土地乃按其餘下之契約年期計提折舊撥備。樓宇之成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，以較短者為準作出折舊撥備。

(iii) 廠房及設備

廠房及設備乃按成本值減去累積折舊及累積減值列於帳中。

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	每年折舊
電腦設備	20%	40%
其他	20%	20%

持作出租之資產乃按契約訂定租賃之年期計提折舊。

持作融資性租賃之資產乃參照與自用資產一樣之可使用年期計提折舊。

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

(k) 待售及發展中物業

待售物業乃按成本或可變現淨值之兩者較低值入帳。發展中物業乃按成本值及在適當情況下扣除撇賬準備入帳。

成本乃包括購入物業之成本值、建築成本、其他直接費用及已資本化之借貸成本。可變現淨值為管理層根據現行市場情況或如已訂定有約束力的出售合同，則根據協議出售價作出之估值。

(l) 存貨

存貨乃按成本或可變現值兩者較低值入帳。成本包括所有採購成本和使存貨到達當前地點所產生的其他開支及按加權平均法計算。可變現值乃按正常業務範圍內估計之售價扣除銷售費用計算。

(m) 安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算日進行之合約活動的完工程度計入收益表。當一項合約的成果不能可靠地估計時，合約成本會在產生的會計期間確認為支出。當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，按情況呈列於資產負債表為「就合約工程應向客戶收取之款項（作為資產）」或「就合約工程應向客戶支付之款項（作為負債）」。有關工程施工前所收之金額乃包括於資產負債表中作為負債，客戶尚未支付按工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預付款項」。

3. 主要會計政策（續）

(n) 未滿期保險費

未滿期保險費是指與投保人簽訂投保期跨越結算日後之保險承保費估計之部份。未滿期保險費是根據淨承保保險費計算的，在措扣除了淨佣金和給予客戶的折扣後，以直線分攤的方式分攤直至保險期之終止。

(o) 保險索償

已支付及未決之保險索償包括於結算日已支付之索償、已申報但未支付之索償以及估計已產生但仍未申報之索償，此估計是參考可預見之事件，過往的經驗和種種趨勢而作的。

(p) 收益之計算

當一項安裝合約的成果能夠可靠地估計時，合約之收入乃根據年度施工之價值，按完工百分比法確認。當一項合約成果不能可靠地估計時，只將已產生而可能取回的合約成本確認為收入。

未預售之發展中物業，其銷售物業收益乃按買賣雙方已簽署具約束力之銷售協議文件後或有關當局簽發樓宇入伙紙之日期，於兩者中取較後之日期作為收益之確認。

來自預售發展中物業之收益，乃按完成進度入帳及按照於各財政年度內已支出之建築成本與整項發展計劃估計建築成本之總額之比例計算。

物業銷售及轉讓之收入乃按買賣雙方簽署具約束力之銷售協議文件後入帳。

售貨品之收益乃按貨品送出後或貨品所有權轉予客戶後入帳。

提供服務之收益乃於提供服務時入帳。提供服務前預收之款項乃包括在遞延收益內。

保險代理佣金之收益乃按各保單之生效及續期日起計算。

保險業務之收益乃按保單被客戶接納及公司發出相關之付款通知書時確認。

利息收益乃按時間比例入帳，並已根據本金之結餘及有關之利率作出計算。

出售證券之收益乃於按銷售協議成為無條件時入帳。

租金收入及其他營業性租賃收益乃按直線攤銷法據其租賃年期入帳。

(q) 營業性租賃

有關租賃合約所涉及資產之擁有權，如其產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期按直線攤銷法列入收益表內。

3. 主要會計政策（續）

(r) 融資性租賃

有關租賃合約所涉及資產之擁有權，如其所產生之主要報酬及風險皆由本集團所持有及承擔，此類租賃合約乃歸納為融資性租賃契約。持作融資性租賃之資產乃按本集團於購買該資產時所支付之公平價值撥作成本值。故對承租者而言，其扣除利息支出後之相應負債乃包括在資產負債表中之「融資性租賃之債務」內。財務成本（乃代表租賃契約之總承擔額與購買該資產公平價值之差額）已在相關租賃期內於利潤表內扣除以便於每段會計期間內就承擔結餘達致固定成本比率。

(s) 借貸成本

於收購、建設或生產符合規定的資產的借貸成本，皆資本化為該資產的成本一部份，符合規定的資產泛指需經一段長時間才能將其達到如預期使用或出售狀況之資產。此類借貸成本將於資產大致上已可供使用或出售時而停止資本化。因將某些等待使用於符合規定的資產的借貸用作暫時投資用途而引致之投資收益，已於資本化之借貸成本中扣除。

其他之借貸成本，乃於費用發生時確認為支出。

(t) 外幣換算

除不在香港經營之公司外，本集團之會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際率或合約交收日率兌換為港幣。資產負債表結算日之外幣資產及負債概按結算日率申算為港幣。所有外盈虧均於收益表內結算。

編制綜合帳時，海外附屬公司、聯營公司及共同控制實體之財務報告乃按結算日率申算為港元，而所產生之率損益均轉入外兌換浮動儲備帳。

(u) 退休保障計劃

於收益表扣除之退休保障費用乃指於本年度根據本集團定額之供款計劃之應付供款。

(v) 稅項

稅項乃根據當年業績，並對非課稅項目及不獲稅務寬減項目作出調整而計算。時差乃指在稅務上計算的若干收支項目報稅之期間與將該等項目列入財務報表之時間不同而產生的差異。因時差影響而產生之稅項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

4. 營業額

以下為本集團營業額之業務分析：

	2002 *港幣千元*	2001 *港幣千元*
供應、安裝及保養升降機及自動梯、電力設備、機電工程及環境保護工程	**1,311,517**	1,741,008
鋁窗、玻璃幕牆及建築材料	**329,000**	271,633
汽車代理	**310,854**	332,360
物業發展及投資	**118,376**	59,851
資訊科技系統、商業機器分銷及服務	**735,482**	943,265
一般商品貿易	**121,356**	121,081
保險業務	**301,641**	125,206
酒店營運	**52,847**	46,127
其他	**57,805**	134,126
	3,338,878	3,774,657

5. 業務及地區分類

業務分類

基於管理之用途，本集團目前由八個營運類別組成。這八個類別是作為本集團呈報主要分部資料之基準。

以下為業務分類資料

營業額及業績

截至二零零二年三月三十一日止年度

	升降機、自動梯、電力設備、機電工程及環保工程 港幣千元	鋁窗、玻璃幕牆及建築材料 港幣千元	汽車代理 港幣千元	物業發展及投資 港幣千元	資訊科技系統、商業機器分銷及服務 港幣千元	商品貿易 港幣千元	保險業務 港幣千元	酒店業務 港幣千元	其他 港幣千元	集團總額 港幣千元
營業額										
營業總額	1,313,998	333,366	310,854	163,365	739,395	123,075	315,161	52,847	83,347	3,435,408
分類之間營業額	(2,481)	(4,366)	–	(44,989)	(3,913)	(1,719)	(13,520)	–	(25,542)	(96,530)
對外營業額	1,311,517	329,000	310,854	118,376	735,482	121,356	301,641	52,847	57,805	3,338,878

各業務分類間的交易價格由管理層依據市場價格制定。

業績										
分類之業績	107,713	14,863	3,151	43,732	(23,463)	(4,109)	18,368	(8,568)	23,165	174,852
不予分類之費用										(3,727)
利息收入										23,682
股息收入										894
經營溢利										195,701
財務費用										(57,893)
所佔聯營公司業績	(620)	–	–	10,000	5,135	–	–	–	2,105	16,620
所佔共同控制實體業績	1,391	–	–	203	–	–	–	–	(17,561)	(15,967)
除稅前溢利										138,461
稅項										(22,816)
未計少數股東權益前溢利										115,645
少數股東權益										(4,183)
本年度溢利										111,462

5. 業務及地區分類（續）

業務分類（續）

資產負債表

於二零零二年三月三十一日

	升降機、自動梯、電力設備、機電工程及環保工程 港幣千元	鋁窗、玻璃幕牆及建築材料 港幣千元	汽車代理 港幣千元	物業發展及投資 港幣千元	資訊科技系統、商業機器分銷及服務 港幣千元	商品貿易 港幣千元	保險業務 港幣千元	酒店業務 港幣千元	其他 港幣千元	集團總額 港幣千元
資產										
資產分類	718,420	410,593	53,086	2,236,204	344,717	89,288	479,499	207,623	462,692	5,002,122
所佔聯營公司權益	–	–	–	40,181	18,646	–	–	–	38,107	96,934
所佔共同控制實體權益	(2,801)	–	–	7,442	–	–	–	–	35,169	39,810
未分配公共資產										30,702
綜合總資產										5,169,568
負債										
負債分類	254,580	333,722	6,722	221,250	85,812	24,275	322,204	13,139	41,066	1,302,770
未分配公共負債										1,304,260
綜合總負債										2,607,030

其他資料

截至二零零二年三月三十一日止年度

	升降機、自動梯、電力設備、機電工程及環保工程 港幣千元	鋁窗、玻璃幕牆及建築材料 港幣千元	汽車代理 港幣千元	物業發展及投資 港幣千元	資訊科技系統、商業機器分銷及服務 港幣千元	商品貿易 港幣千元	保險業務 港幣千元	酒店業務 港幣千元	其他 港幣千元	集團總額 港幣千元
資本支出	5,965	1,001	1,018	13,910	9,981	199	309	37,386	249,701	319,470
折舊及攤銷	10,074	1,905	808	19,235	7,309	460	817	14,810	3,987	59,405
確認於利潤表之										
物業重估虧損(盈餘)	(322)	–	–	(5,450)	309	–	–	–	–	(5,463)
出售物業及設備之虧損(利潤)	279	107	75	(640)	4,855	–	–	19	179	4,874

5. 業務及地區分類（續）

業務分類（續）

營業額及業績

截至二零零一年三月三十一日止年度

	升降機、自動梯、電力設備、機電工程及環保工程	鋁窗、玻璃幕牆及建築材料	汽車代理	物業發展及投資	資訊科技系統、商業機器分銷及服務	商品貿易	保險業務	酒店業務	其他	集團總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
營業額										
營業總額	1,741,008	271,633	332,360	116,134	947,782	121,242	138,299	46,127	157,478	3,872,063
分類間營業額	–	–	–	(56,283)	(4,517)	(161)	(13,093)	–	(23,352)	(97,406)
對外營業額	1,741,008	271,633	332,360	59,851	943,265	121,081	125,206	46,127	134,126	3,774,657

各業務分類間的交易價格由管理層依據市場價格制定。

	升降機、自動梯、電力設備、機電工程及環保工程	鋁窗、玻璃幕牆及建築材料	汽車代理	物業發展及投資	資訊科技系統、商業機器分銷及服務	商品貿易	保險業務	酒店業務	其他	集團總額
業績										
分類業績	182,005	84,625	1,680	46,256	15,102	(3,742)	(8,100)	(685)	(33,422)	283,719
不予分類之費用										(4,661)
利息收入										41,383
股息收入										811
經營溢利										321,252
財務費用										(83,795)
所佔聯營公司業績	–	–	–	22	5,109	–	–	–	(14,883)	(9,752)
所佔共同控制實體業績	796	–	–	5,177	–	–	–	–	1	5,974
除稅前溢利										233,679
稅項										(49,460)
未計少數股東權益前溢利										184,219
少數股東權益										(12,460)
本年度溢利										171,759

5. 業務及地區分類（續）

業務分類（續）

資產負債表

於二零零一年三月二十一日

	升降機、自動梯、電力設備、機電工程及環保工程 港幣千元	鋁窗、玻璃幕牆及建築材料 港幣千元	汽車代理 港幣千元	物業發展及投資 港幣千元	資訊科技系統、商業機器分銷及服務 港幣千元	商品貿易 港幣千元	保險業務 港幣千元	酒店業務 港幣千元	其他 港幣千元	集團總額 港幣千元
資產										
資產分類	689,726	382,061	67,706	2,446,659	476,730	83,676	222,535	180,277	176,293	4,725,663
所佔聯營公司權益	–	–	–	30,801	16,837	–	–	–	38,226	85,864
所佔共同控制實體權益	(3,979)	–	–	6,860	–	–	–	–	–	2,881
未分配公共資產										33,197
綜合總資產										4,847,605
負債										
負債分類	264,667	307,537	6,866	338,484	98,547	18,994	123,843	7,207	123,924	1,290,069
未分配公共負債										1,050,862
綜合總負債										2,340,931

其他資料

截至二零零一年三月三十一日止年度

	升降機、自動梯、電力設備、機電工程及環保工程 港幣千元	鋁窗、玻璃幕牆及建築材料 港幣千元	汽車代理 港幣千元	物業發展及投資 港幣千元	資訊科技系統、商業機器分銷及服務 港幣千元	商品貿易 港幣千元	保險業務 港幣千元	酒店業務 港幣千元	其他 港幣千元	集團總額 港幣千元
資本支出	11,322	2,928	456	110,302	13,386	67	176	31,506	503	170,646
折舊及攤銷	11,006	2,004	856	15,313	10,996	415	880	13,499	418	55,387
確認於利潤表之										
物業重估虧損	189	–	–	634	632	55	–	–	–	1,510
出售物業及設備之虧損	555	70	15	2	3,398	2	2	235	12	4,291

5. 業務及地區分類（續）

地區分類

本集團供應、安裝及保養升降機、自動梯、冷氣、機電系統、動力裝置設備、廠房設備及環保工程均設在香港、新加坡及中華人民共和國其他地區（中國）。建材設備的供應及安裝設在香港及中國進行。汽車服務，銷售及租賃設在加拿大進行。資訊科技、網絡科技、電腦及文儀器材分銷及服務主要在香港、中國及泰國進行。一般商品貿易在香港及美國進行。物業投資及銷售活動主要在香港及中國進行。保險業務在香港運作。酒店業務在中國及加拿大進行。

	地區市場營業額		經營溢利／（虧損）	
	2002	2001	2002	2001
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	**2,289,551**	2,563,990	**143,529**	212,250
中國	**369,615**	372,501	**748**	55,312
加拿大	**325,349**	349,136	**8,921**	6,968
新加坡	**135,259**	164,118	**33,908**	32,852
美國	**86,995**	90,681	**4,951**	4,132
泰國	**111,519**	141,433	**9,598**	9,227
其他	**20,590**	92,798	**(5,954)**	511
	3,338,878	3,774,657	**195,701**	321,252

資產分類之帳面值及添置投資物業、物業、廠房及設備及無形資產，根據下列地區而作出分析。

	資產分類面值		其他投資物業、物業、廠房及設備及無形資產之添置	
	2002	2001	2002	2001
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
香港	**3,415,847**	3,046,135	**265,605**	122,840
中國	**1,033,367**	1,101,590	**47,877**	38,467
加拿大	**196,893**	195,678	**1,018**	456
新加坡	**330,091**	320,959	**470**	1,470
美國	**62,243**	71,113	**189**	52
泰國	**66,995**	73,493	**1,873**	877
其他	**64,132**	38,637	**2,438**	6,484
	5,169,568	4,847,605	**319,470**	170,646

6. 其他收益

	2002	2001
	港幣千元	*港幣千元*
其他收益包括：		
銀行及其他利息收入	**19,766**	36,072
債務證券之利息收入	**3,916**	5,311
有牌價證券之已收及應收股息	**894**	811
聯營公司虧損撥備之撥回	**–**	3,000
管理費收入	**2,184**	7,114
外滙兑換收益	**532**	–
重估其他物業之盈餘	**5,463**	–

7. 其他經營支出

	2002 港幣千元	2001 港幣千元
其他經營支出包括：		
重估其他物業之虧損	–	1,510
呆壞帳撥備	20,377	3,039
出售物業、廠房及設備之虧損	4,874	4,291
滙兑虧損	–	23,441

8. 經營溢利

	2002 港幣千元	2001 港幣千元
經營溢利已扣除下列各項目：		
物業、廠房及設備之折舊		
自用資產	57,489	55,344
融資租賃之資產	2	43
	57,491	55,387
減：撥作施工中工程成本	(51)	(71)
	57,440	55,316
商譽之攤銷（包括在其他經營支出）	1,830	–
無形資產之攤銷（包括在其他經營支出）	84	–
核數師酬金	4,680	4,876
包括董事酬金之員工開支（附註a）	556,280	554,786
減：撥作施工中工程成本	(26,110)	(18,694)
	530,170	536,092
關於租賃以下項目之營業性租賃費用		
樓宇	32,792	31,805
其他	695	687
	33,487	32,492
證券投資之已實現及未實現之淨虧損	–	30,165
及已包括下列收入：		
物業租金收入港幣76,698,000元（二零零一年：港幣58,781,000元）減支出（附註b）	61,348	46,139
設備租賃收益港幣866,723元（二零零一年：港幣434,000元）減支出	715	253
證券投資之已實現及未實現淨收益	12,217	—

8. 經營溢利(續)

附註：

(a) 員工開支包括裁減員工支出合共港幣3,545,000元(二零零一年：港幣4,826,000元)及退休金計劃扣除已沒收供款合共港幣21,894,000(二零零一年：港幣17,165,000)

(b) 已包括從共同控制資產收取之租金港幣2,147,000元(二零零一年：港幣2,303,000元)減支出港幣813,000元(二零零一年：港幣943,000元)。

9. 財務費用

	2002 *港幣千元*	2001 *港幣千元*
銀行貸款、透支及其他貸款		
償還期不超逾五年之利息	**59,681**	85,270
其他貸款之利息	**981**	2,636
融資性租賃費用	**1**	11
	60,663	87,917
減：撥作合約工程成本	**(2,770)**	(4,122)
	57,893	83,795

資本化之借貸成本乃按建造或購置合規格資產時之實際支出計算撥入合規格資產之成本的平均利率為4%(二零零一年：8%)。

10. 稅項

	2002 *港幣千元*	2001 *港幣千元*
支出(撥回)包括：		
本公司及附屬公司		
本年利得稅		
香港 *(附註a)*	**21,050**	35,527
海外 *(附註b)*	**12,673**	13,088
本年度前利得稅 *(附註c)*		
香港	**(12,000)**	–
遞延稅項		
香港	**–**	(180)
	21,723	48,435
應佔聯營公司之稅項	**881**	805
應佔共同控制實體之稅項	**212**	220
	22,816	49,460

附註：

(a) 香港利得稅準備乃根據各公司之估計應課稅之溢利扣除結存之稅項虧損寬減，按稅率16%(二零零一年：16%)計算。

(b) 海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

(c) 本年度前利得稅乃撥回因出售附屬公司的資本增值而作出稅項準備。

在本年度中並沒有就潛在之遞延稅項(撥回)/稅款作出撥備之詳情已在附註37中披露。

11. 股息

	2002 港幣千元	2001 港幣千元
已派中期股息		
每股港幣2仙予1,275,112,025股		
（二零零一年：每股港幣2.5仙予1,202,859,743股）	**25,502**	30,071
擬派末期股息		
每股港幣1.5仙予1,275,112,025股		
（二零零一年：每股港幣3.5仙予1,230,904,366股）	**19,127**	43,082
派發已於截止辦理股份過戶登記日前辦妥登記		
手續而發行之新增股份之上年度末期股息	**–**	61
	44,629	73,214

二零零二年三月三十一日止年度擬派末期股息之計算方式，乃假設沒有認購股權持有人於股息派發日前認購股份。若所有認購股權持有人均於本年末期股息截止過戶前行使其認購股權，應付之股息將增加為港幣512,000元。

股東可選擇收取本公司發行之股份以代替二零零一年止年度之中期股息及兩個止年度之末期股息。

12. 每股盈利

基本及攤薄之每股盈利乃按以下數據計算：

	2002 港幣千元	2001 港幣千元
就計算基本每股盈利之溢利	**111,462**	171,759
所佔附屬公司業績之調整（按攤薄每股盈利計算）	**–**	(68)
就計算攤薄每股盈利之溢利	**111,462**	171,691
	股數	
	千股	千股
就計算基本每股盈利之普通股份加權平均股數	**1,248,951**	1,182,860
潛在可攤薄普通股份之影響：		
認購股權（*附註*）	**5,439**	11,093
就計算攤薄每股盈利之普通股份加權平均股數	**1,254,390**	1,193,953

附註： 在計算攤薄每股盈利時，由於某些股權行使價高於二零零一年及二零零二年三月三十一日止年度內之每股平均市值，故並不假設其尚未行使之認購股權將獲行使。

13. 投資物業

	香港 中期契約 *港幣千元*	中國 中期契約 *港幣千元*	海外 永久業權 *港幣千元*	總額 *港幣千元*
本集團				
估值				
二零零一年四月一日	186,083	9,600	182,221	377,904
轉入	28,500	–	–	28,500
重估虧損	(15,500)	(460)	(20,352)	(36,312)
匯兑調整	–	–	(3,627)	(3,627)
二零零二年三月三十一日	199,083	9,140	158,242	366,465

附註：

(a) 位於香港之投資物業包括本集團應佔共同控制資產之權益，其所載值為港幣21,333,000元（二零零一年：港幣23,333,000元）。

(b) 所有物業均由獨立專業測量師於二零零二年三月三十一日按公開市值予以重估。位於香港及中國之物業，乃按簡福貽測量行及戴德梁行之估值予以重估。海外物業乃根據CB Richard Ellis (Pte) Ltd 及戴德梁行之估值予以重估。

(c) 帳面所載值合共港幣185,472,000港元（二零零一年：港幣170,972,000元）之投資物業已按予銀行作抵押以獲取本集團之銀行貸款及其他信貸服務（資料已於附註28中披露）。

(d) 本年度之投資物業租金收入為港幣20,426,000元（二零零一年：港幣19,154,000元）。

14. 物業、廠房及設備

	自用物業 港幣千元	酒店物業 港幣千元	冷藏貨倉 港幣千元	機器、工具、發射接收器及通訊設備 港幣千元	傢俬、裝置其他設備、遊艇及汽車 持作自用 港幣千元	傢俬、裝置其他設備、遊艇及汽車 持作租賃用途 港幣千元	總額 港幣千元
本集團							
成本值或估值							
二零零一年四月一日	736,325	107,722	–	78,986	163,000	1,106	1,087,139
購置	–	28,098	239,039	7,698	37,961	1,774	314,570
出售	(1,220)	–	–	(16,425)	(6,630)	(440)	(24,715)
轉入(出)	(28,500)	29,833	–	–	84	(84)	1,333
重估(虧損)盈餘	(32,008)	(227)	30,961	–	–	–	(1,274)
匯兌調整	(669)	(855)	–	(240)	(217)	15	(1,966)
二零零二年三月三十一日	673,928	164,571	270,000	70,019	194,198	2,371	1,375,087
累積折舊							
二零零一年四月一日	–	–	–	38,440	95,401	290	134,131
本年度折舊	14,563	6,163	877	9,306	26,268	314	57,491
出售撥回	–	–	–	(8,707)	(2,577)	(221)	(11,505)
轉入(出)	–	–	–	–	(21)	21	–
重估撥回	(14,563)	(6,163)	(877)	–	–	–	(21,603)
匯兌調整	–	–	–	5	(63)	2	(56)
二零零二年三月三十一日	–	–	–	39,044	119,008	406	158,458
賬面淨值							
二零零二年三月三十一日	673,928	164,571	270,000	30,975	75,190	1,965	1,216,629
二零零一年三月三十一日	736,325	107,722	–	40,546	67,599	816	953,008

本集團物業、廠房及設備之成本值及估值分析如下：

成本值	–	–	–	70,019	194,198	2,371	266,588
二零零二年專業估值	670,841	153,683	270,000	–	–	–	1,094,524
二零零二年董事之估值	3,087	10,888	–	–	–	–	13,975
	673,928	164,571	270,000	70,019	194,198	2,371	1,375,087

14. 物業、廠房及設備（續）

附註：

(a) 由物業所組成之賬面值

	營業額 2002 港幣千元	2001 港幣千元
香港：		
長期契約	**185,110**	185,800
中期契約	**646,910**	436,380
中國：		
長期契約	**69,967**	12,112
中期契約	**54,518**	55,554
短期契約	**540**	590
海外：		
永久業權	**130,863**	131,848
長期契約	**15,864**	16,621
中期契約	**4,727**	5,142
	1,108,499	844,047

(b) 物業乃按現有用途之基準於二零零二年三月三十一日予以重估。若干位於中國之物業乃由董事重估，其他物業皆由獨立專業測量師簡福貽測量行、戴德梁行、 CKS Property Consultants Pte Ltd、CIBI Information, Inc.及Insignia Brooke (Thailand) Limited重估。

(c) 若該類物業按成本值減累積折舊入帳，於二零零二年三月三十一日，其所載值為港幣1,105,733,000元(二零零一年：港幣827,355,000元)。

(d) 物業已按予銀行作抵押以獲取本集團之銀行貸款及其他信貸服務，(資料已於附註28及38中披露)，其帳面所載值為港幣740,709,000元(二零零一年：港幣547,054,000元)。

(e) 持作融資性租賃用途之機器、工具及設備，其帳面淨值為港幣13,000元(二零零一年：港幣160,000元)。

15. 發展中物業

	中國酒店物業中期契約 港幣千元	海外永久業權土地 港幣千元	總額 港幣千元
本集團			
成本值			
二零零一年四月一日結存	29,833	5,719	35,552
滙兑調整	–	(84)	(84)
轉出	(29,833)	–	(29,833)
二零零二年三月三十一日結存	–	5,635	5,635

16. 負商譽

負商譽在購置附屬公司權益時發生。

17. 無形資產

本集團	凍房、公眾補稅倉及食米儲存牌照 港幣千元	電腦軟件牌照 港幣千元	總額 港幣千元
成本			
二零零一年四月一日	–	–	–
增加	3,000	1,900	4,900
二零零二年三月三十一日	3,000	1,900	4,900
攤銷			
二零零一年四月一日	–	–	–
本年度攤銷	37	47	84
二零零二年三月三十一日	37	47	84
賬面淨值			
二零零二年三月三十一日	2,963	1,853	4,816
二零零一年三月三十一日	–	–	–

18. 所佔附屬公司權益

	本公司 2002 港幣千元	 2001 港幣千元
成本值扣除減損準備		
有牌價證券		
香港	**171,463**	171,225
新加坡	**77,014**	77,014
無牌價證券	**1,025,589**	985,165
附屬公司之應收帳減撥備	**264,021**	249,522
	1,538,087	1,482,926
有牌價證券之市值		
香港	**102,194**	112,921
新加坡	**150,944**	86,600

有關本集團於二零零二年三月三十一日各主要附屬公司之資料，已載於第72至76頁。

根據各董事之意見，若將所有附屬公司之資料全部列出，乃過於冗長。所載之附屬公司資料，乃影響本集團各主要業績或資產之公司。

19. 所佔聯營公司權益

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
所佔資產淨值				
有牌價聯營公司－香港	**24,764**	25,157	**–**	–
無牌價聯營公司	**69,714**	51,900	**–**	–
購置所發生之負商譽	**(309)**	–	**–**	–
成本值扣減損準備				
有牌價聯營公司－香港	**–**	–	**18,108**	17,874
聯營公司應收賬	**2,765**	8,807	**–**	–
	96,934	85,864	**18,108**	17,874
有牌價聯營公司之市值	**16,983**	16,561	**13,803**	13,381

負商譽在增加購買香港有牌聯營公司權益時發生。

有關本集團於二零零二年三月三十一日各主要聯營公司之資料，請參閱第77頁。

根據各董事之意見，若將所有聯營公司之資料全部列出，乃過於冗長。故所載之聯營公司資料，乃影響本集團各主要業績或資產淨值之公司。

20. 所佔共同控制實體權益

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
所佔資產淨值	**27,930**	2,881	**–**	–
收購所產生之商譽減攤銷 *(附註(b))*	**11,880**	–	**–**	–
成本值扣減值準備	**–**	–	**54,563**	–
	39,810	2,881	**54,563**	–

附註：

(a) 有關本集團於二零零二年三月三十一日各主要共同控制實體之資料，請參閱第78頁。

根據各董事之意見，若將所有共同控制實體之資料全部列出，乃過於冗長。故所載共同控制實體之資料，乃影響本集團各主要業績或資產淨值之公司。

(b) 購置所產生之商譽

	本集團
	港幣千元
成本	
二零零一年四月一日	–
本年度因購置共同控制實體而產生	13,710
二零零二年三月三十一日	13,710
攤銷	
二零零一年四月一日	–
本年度攤銷	1,830
二零零二年三月三十一日	1,830
賬面淨額	
二零零二年三月三十一日	11,880
二零零一年三月三十一日	–

21. 證券投資

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
持有直至到期日之證券				
無牌價債務證券	**72,322**	–	**–**	–
其他投資：				
股本證券				
有牌價				
香港	**8,574**	11,413	**4,134**	5,750
海外地區	**20,663**	–	**–**	–
無牌價	**400**	–	**–**	–
債務證券				
有牌價（海外地區）	**28,860**	38,728	**16,936**	–
無牌價	**85,717**	4,448	**–**	–
其他無牌價單位信託	**90,535**	–	**–**	–
	307,071	54,589	**21,070**	5,750
有牌價證券之市值				
股本證券				
香港	**8,574**	11,413	**4,134**	5,750
海外地區	**20,663**	–	**–**	–
債務證券				
海外地區	**28,860**	38,728	**16,936**	–
	58,097	50,141	**21,070**	5,750
作財務報告用途之帳面值分析如下：				
非流動	**77,001**	5,780	**4,134**	5,750
流動	**230,070**	48,809	**16,936**	–
	307,071	54,589	**21,070**	5,750

22. 存貨

	本集團	
	2002	2001
	港幣千元	港幣千元
原材料	**10,171**	34,235
待售存貨	**151,848**	199,938
耗用物料	**26,423**	10,359
	188,442	244,532

於本年度內轉化為費用之存貨為港幣977,600,000元(二零零一年:港幣1,159,336,000元)。

於二零零二年三月三十一日,待售存貨包括按可變現淨值計算之存貨合共港幣85,643,000元(二零零一年:港幣86,114,000元)。

23. 待售物業

於本年度中,售出待售物業之成本為港幣38,928,000元(二零零一年:港幣3,135,000元)。

於二零零二年三月三十一日,待售物業已包括按可變現淨值計算之物業為港幣460,961,000元(二零零一年:港幣413,900,000元)。

於二零零二年三月三十一日,待售物業包括本集團應佔共同控制實體之資產,其所載值為港幣17,151,000元(二零零一年:港幣17,151,000元)。

24. 應收帳款、存出按金及預付款項

於二零零二年三月三十一日,應收帳款、存出按金及預付款項包括本集團所佔共同控制實體資產內之應收帳款為港幣518,000元(二零零一年:港幣790,000元)。

於二零零二年三月三十一日,應收帳款、存出按金及預付款項包括應收貨款港幣711,915,000元(二零零一年:港幣706,231,000元)。應收貨款之帳齡分析如下:

	本集團	
	2002	2001
	港幣千元	港幣千元
0－60 天	**611,329**	578,204
61－ 90 天	**38,764**	34,553
逾90 天	**61,822**	93,474
	711,915	706,231

本集團已於各項核心業務建立對客戶之信貸政策。給予貿易客戶之平均信貸期為60天。

25. 就合約工程應向客戶收取(支付)之款項

	本集團	
	2002	2001
	港幣千元	*港幣千元*
於結算日之施工中合約：		
已產生之合約成本	**3,911,554**	4,209,048
已確認利潤減已確認虧損	**281,676**	408,560
	4,193,230	4,617,608
減：進度款	**(4,149,270)**	(4,538,608)
	43,960	79,000
分析為：		
應收客戶之款項(包括於流動資產內)	**86,982**	84,688
應付客戶之款項(包括於流動負債內)	**(43,022)**	(5,688)
	43,960	79,000

於二零零二年三月三十一日，客戶就合約工程所持之保固金為港幣77,389,000元(二零零一年：港幣119,571,000元)。而同時就合約工程收取客戶預付款為港幣23,947,000元(二零零一年：港幣8,840,000元)。

26. 應付款項、存入按金及應付費用

於二零零二年三月三十一日，應付款項、存入按金及應付費用包括本集團所佔共同控制實體資產之債務承擔為港幣623,000元(二零零一年：港幣653,000元)。

於二零零二年三月三十一日，應付款項、存入按金及應付費用包括應付貨款港幣174,732,000元(二零零一年：港幣364,194,000元)。應付貨款之帳齡分析如下：

	本集團	
	2002	2001
	港幣千元	*港幣千元*
0－60 天	**135,170**	338,211
61－ 90 天	**6,291**	8,931
逾90 天	**33,271**	17,052
	174,732	364,194

27. 融資性租賃之債務

	最低租賃付款		最低租賃付款現值	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
本集團				
融資性租賃債務償還期為：				
一年內	**5**	46	**3**	45
二至五年內	**12**	–	**8**	–
	17	46	**11**	45
減：將來之財務費用	**(6)**	(1)	**–**	–
	11	45	**11**	45
減：償還期為一年內之融資性租賃債務（已包括在流動負債內）			**(3)**	(45)
一年後應償還之債務			**8**	–

本集團為若干設備進行融資，平均為期四年。截至二零零二年三月三十一日止年度平均有效息率為11.8%。息率是按合約訂定時釐定，所有租賃皆以固定還款為基準，並沒有進行或然租約付款之安排。

集團融資租約之承擔是以融資資產抵押與出租人。

28. 銀行貸款及透支

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
償還銀行貸款及透支日期如下：				
一年內償還	**526,465**	365,357	**100,570**	–
銀行貸款償還期為：				
一至二年內	**94,608**	174,520	**–**	100,000
二至五年內	**253,417**	181,670	**–**	–
超逾五年	**393,511**	249,774	**–**	–
	1,268,001	971,321	**100,570**	100,000
減：償還期為一年內之銀行貸款（包括在流動負債內）	**(526,465)**	(365,357)	**(100,570)**	–
	741,536	605,964	**–**	100,000
有抵押	**879,557**	635,328	**–**	–
無抵押	**388,444**	335,993	**100,570**	100,000
	1,268,001	971,321	**100,570**	100,000

銀行貸款及透支港幣879,557,000元（二零零一年：港幣635,328,000元）乃以本集團若干之物業及其他資產作固定抵押，其帳面所載值合共港幣1,855,339,000元（二零零一年：港幣1,323,689,000元）。銀行貸款之利息乃按商業利率計算，而貸款需分期償還，最後一期需於二零一二年清還。

29. 其他貸款

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
償還其他貸款日期如下：				
一年內償還	–	3,382	–	–
償還期為：				
一至二年內	–	3,508	–	–
二至五年內	–	11,296	–	–
超逾五年	–	4,036	–	–
	–	22,222	–	–
減：一年內償還之其他貸款（包括在流動負債內）	–	(3,382)	–	–
	–	18,840	–	–

其他貸款乃以本集團若干之物業作固定押抵，其帳面所載值合共港幣12,613,000元。該類貸款之利息乃按月根據商業利率計算，並已於二零零二年三月三十一日止之年度內全部償還。

30. 股本

	每股面值港幣0.25元之普通股數目	票面值 港幣千元
法定股本：		
於二零零一年及二零零二年三月三十一日	1,700,000,000	425,000
於二零零一年及二零零二年三月三十一日已發行及繳足股本：		
二零零零年四月一日	1,165,654,152	291,413
發行新股以代替現金股息	64,038,214	16,010
行使認購股權所發行之股份	1,212,000	303
二零零一年三月三十一日	1,230,904,366	307,726
發行新股以代替現金股息	44,207,659	11,052
二零零二年三月三十一日	1,275,112,025	318,778

附註：

(a) **法定及已發行股本**

法定股本於二零零二年三月三十一日止之兩個年度內，並沒有任何變動。於本年度內，44,207,659(二零零一年：35,993,591及28,044,623)股本公司股份已發給予選擇以新股代替現金股息之股東，其認購價分別以每股港幣0.5016元（二零零一年：港幣0.5700元及港幣0.5377元）計算，總代價約為港幣22,175,000元（二零零一年：港幣35,596,000元）。於二零零一年三月三十一日止之年度內512,000及700,000股由於有人行使認購股權計劃之認購權而被發行之股份，其認購價分別為港幣0.6464元及港幣0.5376元，而其總代價約為港幣707,000元。於本年度內未有本公司認購股權計劃之認購權被行使。

(b) **本公司之認購股權計劃**

截至二零零二年三月三十一日，在本公司認購股權計劃之下仍存在之認購權如下：

每股之行使價格	:	港幣0.4880元
行使期限	:	30/06/2000-29/06/2003
認購權所代表的股數	:	34,150,000

31. 儲備

集團

	股本溢價 港幣千元	資本儲備 港幣千元	資本 贖回儲備 港幣千元	物業重估儲備 投資物業 港幣千元	物業重估儲備 其他物業 港幣千元	外滙兌換 浮動儲備 港幣千元	股息 儲備 港幣千元	保留溢利 港幣千元	總額 港幣千元
二零零零年四月一日之結餘									
－結存如前記錄之結餘	350,227	286,198	7,526	66,132	90,559	(12,065)	–	962,323	1,750,900
－上年度之調整	–	674	–	–	–	–	58,283	(674)	58,283
－結存重列	350,227	286,872	7,526	66,132	90,559	(12,065)	58,283	961,649	1,809,183
二零零零年之已派末期股息	–	–	–	–	–	–	(58,283)	–	(58,283)
攤薄附屬公司之股權	–	(999)	–	–	3	(2)	–	338	(660)
發行新股	19,990	–	–	–	–	–	–	–	19,990
股份發行之費用	(21)	–	–	–	–	–	–	–	(21)
轉入(出)：*附註(a)*	–	–	–	–	444	(444)	–	–	–
物業重估之淨盈餘／(虧損)	–	–	–	(19,422)	7,598	–	–	–	(11,824)
本年度之溢利	–	–	–	–	–	–	–	171,759	171,759
股息	–	–	–	–	–	–	43,082	(73,214)	(30,132)
伸算海外附屬公司財務報告所產生之兌換差額	–	–	–	–	–	(9,160)	–	–	(9,160)
因增購附屬公司及聯營公司之權益所產生之商譽	–	(17,315)	–	–	–	–	–	–	(17,315)
二零零一年三月三十一日之結餘	370,196	268,558	7,526	46,710	98,604	(21,671)	43,082	1,060,532	1,873,537
二零零一年之已派末期股息	–	–	–	–	–	–	(43,082)	–	(43,082)
發行新股	11,123	–	–	–	–	–	–	–	11,123
股份發行之費用	(34)	–	–	–	–	–	–	–	(34)
出售物業對儲備之調整	–	–	–	(741)	(158)	–	–	158	(741)
物業重估之淨(虧損)盈餘	–	–	–	(30,300)	14,813	–	–	–	(15,487)
因附屬公司清盤而轉往收益表之調整	–	735	–	–	–	–	–	–	735
本年度之溢利	–	–	–	–	–	–	–	111,462	111,462
股息	–	–	–	–	–	–	19,127	(44,629)	(25,502)
伸算海外附屬公司財務報告所產生之兌換差額	–	–	–	–	–	(3,134)	–	–	(3,134)
二零零二年三月三十一日之結餘	381,285	269,293	7,526	15,669	113,259	(24,805)	19,127	1,127,523	1,908,877

31. 儲備（續）

附註：

(a) 包括披露於往年財務報告內之物業重估儲備帳中關於外幣兌滙差額之帳項，已轉往外滙兌換浮動儲備中作重新分析及分類。

(b) 本集團之保留溢利包括聯營公司及共同控制實體之虧損，分別為港幣33,856,000元（二零零一年：港幣42,796,000元）及港幣31,952,000元（二零零一年：港幣15,773,000元）。

(c) 儲備包括商譽港幣84,975,000元（二零零一年：港幣85,767,000元）及負商譽港幣26,459,000元（二零零一年：港幣26,459,000元）。於本年內，由於解散一間附屬公司而轉往損益表的商譽為港幣792,000元（二零零一年：無）。截至二零零一年三月三十一日止年度，因增購附屬公司及聯營公司所產生之商譽為港幣17,315,000元已轉往資本儲備內。

本公司

	股本溢價	繳入盈餘	資本 贖回儲備	股息儲備	保留溢利	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
二零零零年四月一日之結餘						
一結存如前記錄	350,227	95,325	7,526	–	539,301	992,379
一上年度之調整	–	–	–	58,283	(11,515)	46,768
一結存重列	350,227	95,325	7,526	58,283	527,786	1,039,147
二零零零年已派末期股息	–	–	–	(58,283)	–	(58,283)
發行新股	19,990	–	–	–	–	19,990
股份發行之費用	(21)	–	–	–	–	(21)
未獲認領之股息撥回	–	59	–	–	–	59
本年度之溢利	–	–	–	–	247,023	247,023
股息	–	–	–	43,082	(73,214)	(30,132)
二零零一年三月三十一日之結存	370,196	95,384	7,526	43,082	701,595	1,217,783
二零零一年已派末期股息	–	–	–	(43,082)	–	(43,082)
發行新股	11,123	–	–	–	–	11,123
股份發行之費用	(34)	–	–	–	–	(34)
未獲認領之股息撥回	–	33	–	–	–	33
本年度之溢利	–	–	–	–	129,946	129,946
股息	–	–	–	19,127	(44,629)	(25,502)
二零零二年三月三十一日之結存	381,285	95,417	7,526	19,127	786,912	1,290,267

繳入盈餘乃代表重組架構時本公司於一九八九年所發行之股份面值（扣除從繳入盈餘所支付之股息）與資產淨值之差額。根據百慕達一九八一年公司（修訂）法例，繳入盈餘乃可分派予股東。

本公司可供分派予股東之儲備為港幣882,329,000元（二零零一年：港幣796,979,000元）。

32. 除稅前溢利與經營業務之現金注入淨額對帳

	2002 港幣千元	2001 港幣千元
除稅前溢利	**138,461**	233,679
所佔聯營公司業績	**(16,620)**	9,752
所佔共同控制實體業績	**15,967**	(5,974)
利息收入	**(23,682)**	(41,383)
利息支出	**57,892**	83,784
投資證券之股息收入	**(894)**	(811)
融資性租賃費用	**1**	11
折舊	**57,440**	55,316
商譽攤銷	**1,830**	–
無形資產攤銷	**84**	–
附屬公司清盤之虧損	**735**	–
出售物業、廠房及設備之淨虧損	**4,874**	4,291
重估其他物業之（盈餘）虧損	**(5,463)**	1,510
出售聯營公司之盈利	**–**	(13)
計提聯營公司權益之撥回撥備	**–**	(3,000)
計提共同控制實體權益之撥回撥備	**(378)**	(1,175)
證券投資之（增加）減少	**(252,482)**	76,317
待售物業之減少	**104,150**	16,577
存貨之減少	**56,876**	7,860
就合約工程應向客戶收取款項之減少	**523**	66,550
應收帳款、存出按金及預付費用之減少	**30,109**	78,903
就合約工程應向客戶支付款項之增加（減少）	**37,410**	(68,151)
其他短期無牌價證券投資之減少	**–**	38,364
應付票據之減少	**(56,838)**	(7,701)
應付款項、存入按金及應付費用之（減少）增加	**(116,805)**	4,921
未滿期保費之增加	**90,773**	75,409
未決保險申索之增加	**83,026**	18,941
應付建築成本費用之減少	**(46,197)**	(73,114)
遞延服務性收益之減少	**(11,461)**	(2,575)
匯兌之差額	**1,668**	18,871
經營業務之現金注入淨額	**150,999**	587,159

33. 年中融資變更之分析

	銀行及其他貸款	股本及溢價	融資性租賃之債務	少數股東權益
	港幣千元	港幣千元	港幣千元	港幣千元
二零零零年四月一日之融資結存	688,365	641,640	161	364,382
融資淨現金注入(支出)	67,209	686	(116)	(24,316)
發行新股代替以現金支付之股息	–	35,596	–	–
附屬公司少數股東所佔之溢利及儲備	–	–	–	4,572
派發予附屬公司少數股東之股息	–	–	–	(19,227)
匯兑調整	(7,663)	–	–	–
二零零一年三月三十一日之融資結存	747,911	677,922	45	325,411
融資之淨現金注入(支出)	465,205	(34)	(48)	24,700
附屬公司少數股東所佔之溢利及儲備	–	–	–	(1,788)
發行新股代替以現金支付之股息	–	22,175	–	–
購自少數股東之增持附屬公司股本	–	–	–	(299)
新融資	–	–	14	–
派發予附屬公司少數股東之股息		–	–	(11,985)
匯兑調整	(673)	–	–	(1,156)
二零零二年三月三十一日之融資結存	1,212,443	700,063	11	334,883

34. 重大非現金事項

於二零零二年三月三十一日止之年度內，44,207,659股(二零零一年：64,038,214股)已發出給股東作為以股代息代價約港幣22,175,000(二零零一年：港幣35,596,000元)。

35. 現金及等同現金結餘之分析

	2002	2001
	港幣千元	港幣千元
現金及銀行存款	**683,684**	705,242
銀行貸款及透支	**(55,558)**	(245,632)
	628,126	459,610

36. 董事及高級行政人員之酬金

本公司支付予董事之酬金，細節如下：

	2002 港幣千元	2001 港幣千元
袍金	**450**	450
薪金、津貼及其他福利	**19,557**	19,051
退休金之供款	**667**	453
	20,674	19,954

除已付之董事酬金共港幣450,000元(二零零一年：港幣450,000元)外，並沒有支付其他酬金予任何獨立非執行董事。

董事酬金可劃分為下列組別：

	董事人數	
組別	2002	2001
無－港幣1,000,000 元	**3**	3
港幣1,000,001元－港幣1,500,000元	**3**	3
港幣1,500,001元－港幣2,000,000元	**1**	2
港幣2,000,001元－港幣2,500,000元	**1**	–
港幣2,500,001元－港幣3,000,000元	**–**	1
港幣3,000,001元－港幣3,500,000元	**1**	–
港幣8,500,001元－港幣9,000,000元	**1**	–
港幣9,000,001元－港幣9,500,000元	–	1

最高五名人士之酬金，包括四名董事(二零零一年：四名)及於過往兩年支付予該五名最高酬金人士之總酬金為：

	2002 港幣千元	2001 港幣千元
薪金、津貼及其他福利	**17,202**	16,826
退休金之供款	**560**	308
	17,762	17,134

該五名最高酬金之人士可劃分為下列組別：

	人數	
	2002	2001
組別		
港幣1,500,001元－港幣2,000,000元	**2**	3
港幣2,000,001元－港幣2,500,000元	**1**	–
港幣2,500,001元－港幣3,000,000元	**–**	1
港幣3,000,001元－港幣3,500,000元	**1**	–
港幣8,500,001元－港幣9,000,000元	**1**	–
港幣9,000,001元－港幣9,500,000元	**–**	1

37. 遞延税項

本集團於結算日未有在財務報告作出撥備之主要潛在遞延税項資產，其概要如下：

	本集團 2002 港幣千元	本集團 2001 港幣千元
時差所引致之税務影響：		
超出折舊免税額的折舊費	**509**	2,623
未徵用的税項損失	**134,196**	116,894
其他時差	**1,329**	293
	136,034	119,810

於本年度中，未予確認之遞延税項(撥回)税款如下：

	本集團 2002 港幣千元	本集團 2001 港幣千元
時差所引致之税務影響：		
超出折舊費的折舊免税額	**2,114**	2,944
未徵用的税項損失	**(17,302)**	(19,743)
其他時差	**(1,036)**	1,514
	(16,224)	(15,285)

本財務報告並未確認用作抵銷本集團將來可預見利潤之遞延税項資產。

由於出售香港、新加坡及泰國重估物業之盈利或虧損並不會產生税務負債，故並未為此重估物業所產生之盈餘或虧損作出遞延税項準備。按此，重估物業之盈虧並不會構成税務上之時差。

因出售位於中國之物業並不產生税務負債，故對重估時所引起重估之虧損並未作出遞延税項準備。按此，重估物業之虧損並不會構成税務上之時差。

於結算日，海外附屬公司尚未利用之税項虧損而引致的潛在遞延税項資產，其最長之税項豁免有效期如下：

	2002 港幣千元	2001 港幣千元
2003	**515**	2,361
2004	**620**	216
2005	**–**	512
2006	**–**	219
2007	**–**	319
2008	**686**	1,020
2009	**1,665**	1,665
2010	**422**	422
2012	**24**	24
2018	**214**	214

應予提取及未提取之遞延税項對本公司之影響極微。

38. 銀行信貸及資產抵押

除於附註28所披露外，其他銀行信貸合共港幣24,591,000元（二零零一年：港幣26,700,000元）乃將帳面值港幣6,383,000元（二零零一年：港幣6,103,000元）之本集團若干物業及若干附屬公司帳面值港幣35,939,000元（二零零一年：港幣37,605,000）之權益作抵押。此外，定期存款港幣63,028,000元（二零零一年：港幣63,000,000元）已存放於銀行作抵押並用作銀行擔保本集團自興建「私人參與居者有其屋計劃」之工程完成後，務須履行樓宇保養及維修工程所作之承擔。

39. 或然負債

本公司及集團於結算日尚未清結之或然負債包括：

(a) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後，務須履行樓宇保養及維修工程，本公司或然負債為對銀行提供擔保約共港幣309,700,000元（二零零一年：港幣309,700,000元）。

(b) 本集團及本公司已發出下列之擔保書：

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
銀行信貸服務：				
附屬公司	–	–	**1,140,874**	889,302
聯營公司	**7,000**	–	**7,000**	–
共同控制實體	**12,200**	–	**12,200**	–
履行合約擔保：				
附屬公司	–	–	**412,670**	423,636
	19,200	–	**1,572,744**	1,312,938

(c) 本集團對一共同控制實體以分期付款方式購買設備而作出之擔保所引致之或然負債為港幣2,157,000（二零零一年：無）。

(d) 本集團對一聯營公司之物業購買者提供按揭而作出之擔保所引起之或然負債約為港幣4,747,000元（二零零一年：港幣5,368,000元）。

(e) 本集團由於須繳付予該等在終止僱用時符合僱傭條例規定而應收取長期服務金之僱員之長期服務金之或然負債約為港幣34,000,000元（二零零一年：港幣37,000,000元）。

40. 營業性租賃

本集團作為承租人

本集團一年內需付之有關土地及樓房不可註銷營業性租約之承擔，其約滿期應於：

	本集團		本公司	
	2002	2001	2002	2001
	港幣千元	港幣千元	港幣千元	港幣千元
租約屆滿期：				
一年內	**20,878**	24,548	**15,040**	20,213
二至五年內	**5,063**	14,398	–	15,160
	25,941	38,946	**15,040**	35,373

營業性租賃乃代表本集團租用若干寫字樓物業所付之租金。租約之商討及租金之訂定平均期限為兩年。

40. 營業性租賃（續）

本集團作為出租人

於結算日，已作為營業性租約將物業租出之投資物業及待售物業其所載值分別為港幣331,000,000元（二零零一年：港幣360,000,000元）及港幣514,000,000元（二零零一年：港幣519,000,000元）。該類物業之出租年期為一至六年。本集團不可註銷營業性租約之最低租賃應收款以租約年期分析如下：

	本集團	
	2002	2001
	港幣千元	港幣千元
租約屆滿期		
一年內	**43,407**	52,901
二至五年內	**22,288**	26,543
	65,695	79,444

41. 有關連人士之交易

按照標準會計準則第二十號，本公司之聯營公司－其士建築集團有限公司（「其士建築」）及其相關之附屬公司、聯營公司及共同控制實體均被視為有關連人士。本集團與該等公司的主要交易如下：

(a) 於二零零一年四月一日，本公司與「其士建築」達成一項截至二零零二年三月三十一日為期一年之協議，由本公司提供會計、庫務、電子數據處理、公司秘書及人事管理服務。根據該協議，「其士建築」集團需按照全年之營業額以百份之零點三計算支付服務費用。截至二零零二年三月三十一日止年度內，其士建築支付管理服務費用予本公司為港幣1,584,000元（二零零一年：港幣3,679,000元）。該管理服務合約已於二零零二年四月一日到期及已續約一年。

(b) 於本年度內，本集團收取「其士建築」集團租用本集團之物業之租金乃參照市場之價格及合共港幣2,242,000元（二零零一年：港幣2,835,000元）。於結算日，此相關之應收帳款為港幣170,000元（二零零一年：港幣349,000元）

(c) 本公司已與「其士建築」簽署一份協議書。根據該項協議，本公司之附屬公司會參照市場之價格提供電梯及扶手梯、冷氣系統、機電設備及系統、建築材料及設備及有關安裝服務予其士建築集團。於本年度中，對「其士建築」之已完成之工程款項及物料供應額及於結算日之應收帳款分別為港幣44,292,000元（二零零一年：港幣4,158,000元）及港幣1,067,000元（二零零一年：港幣8,725,000元）。

41. 有關連人士之交易（續）

(d) 於二零零零年八月，本集團以代價港幣21,248,000元之代價協議購入由「其士建築」所擁有Pressage Pipe Rehabilitation Hong Kong Limited（「PRRHK」）之全部權益，以及該公司欠「其士建築」之帳款。此交易於二零零零年十月完成。

除上述外，於本年度內，本集團貸款予聯營公司及共同控制實體。惟與該等公司之貸款結餘為無抵押及並無固定償還期限，於二零零二年三月三十一日尚餘之金額乃於綜合資產負債表及附註19中披露。

所有貸款之餘額皆是無擔保和不含利息的，除了惟港幣5,000,000元於二零零一年三月三十一日之貸款額是以商業利率計算利息除外。該款項已於本年內償還。

42. 結算日後事項

於二零零二年三月六日，本集團通過其中一家全資附屬公司，以自願性無條件現金收購方式，提出收購非本集團持有剩餘之其士新加坡控股有限公司（「其士新加坡」）之股份，其收購價為新加坡元0.45元。但是由於直至收購期限結束本集團收到就收購之接納少於「其士新加坡」已發行股本的90%，因此未能行使強制收購權使「其士新加坡」私有化。

於收購期限結束之日，通過部份股東對收購之接納，包括周亦卿博士持有之4,375,000股而所支付的總代價為港幣8,348,000元，本集團控有「其士新加坡」之股份由71.11%增至88.53%。

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接 百分率	間接 百分率	主要業務
其士科技控股有限公司（於香港聯合交易所有限公司上市）	百慕達／香港	普通	85,677,935港元	856,779,352	42.6	7.9	投資控股
其士（香港）有限公司	香港	普通	143,085,000港元	572,340,000	100	—	供應、安裝及保養升降機、自動梯及冷氣系統、供應電力及工業設備
其士新加坡控股有限公司**（於新加坡股票交易所有限公司第一級股票市場上市）	新加坡	普通	22,500,000新加坡元	112,500,000	71.1	—	供應、安裝及保養升降機及自動梯
其士（保險顧問）有限公司	香港	普通	1,000,000港元	1,000,000	100	—	保險顧問
其士保險有限公司	香港	普通	140,000,000港元	140,000,000	100	-	保險業務
其士（鋁工程）有限公司	香港	普通 遞延	100港元 2港元	100 2	— —	100 100	鋁質建築材料及玻璃幕牆之供應及安裝
其士（鋁工程）香港有限公司**	香港	普通	2港元	2	—	100	鋁質建築材料及玻璃幕牆之供應及安裝
其士（商業機器）有限公司	香港	普通	2港元	2	—	50.5	辦公室設備貿易
其士（建材工程）有限公司	香港	普通 遞延	100港元 2港元	100 2	— —	100 100	建築材料供應及安裝及經營搬運車與發電機貿易
其士（電腦）有限公司	香港	普通	100,000港元	100,000	—	50.5	電腦系統及設備之貿易與維修

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接	間接	主要業務
					百分率	百分率	
其士(機電工程)有限公司	香港	普通	47,000,000港元	47,000,000	—	100	機電工程
其士(環境技術)有限公司	香港	普通	26,200,000港元	26,200,000	—	100	環保工程
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	—	50.5	電腦及辦公室設備貿易及維修保養
其士(商業系統)工程有限公司	香港	普通	2港元	2	—	50.5	維修保養
其士(衛星通訊)有限公司	香港	普通	2港元	2	—	50.5	裝設衛星電視天線
其士(步步通網絡)有限公司	香港	普通	200,000,000港元	200,000,000	—	50.5	貿易及通訊服務
其士旅遊有限公司	香港	普通	1,500,000港元	15,000	—	100	旅遊代理
Chevalier Automobiles Inc.**	加拿大	普通	100加拿大元	100	—	100	汽車銷售及維修服務
Chevalier Chrysler Inc.**	加拿大	普通	101加拿大元	200	—	100	汽車銷售及維修服務
Chevalier Motor Cars Inc.**	加拿大	普通	100加拿大元	100	—	100	汽車銷售及維修服務
其士冷藏倉庫有限公司	香港	普通	2港元	2	—	38.3	經營冷凍倉庫
Chevalier Development (S) Pte Limited**	新加坡	普通	2,500,000新加坡元	2,500,000	—	71.1	物業投資
其士(東莞)大酒店有限公司**	中國	不適用	40,000,000人民幣	不適用	—	100	經營酒店業務
Chevalier Engineering (S) Pte Limited**	新加坡	普通	500,000新加坡元	500,000	—	71.1	安裝及保養升降機
Chevalier International (USA) Inc.**	美國	普通	3,900,000美元	3,900,000	—	100	雜貨貿易
其士電梯工程(深圳)有限公司**	中國	不適用	10,000,000港元	不適用	—	100	升降機之安裝及維修服務

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接	間接	主要業務
					百分率	百分率	
其士商業系統(中國)有限公司	香港	普通	2港元	2	—	50.5	電腦及辦公室設備貿易及維修
Chevalier iTech (S) Pte Limited**	新加坡	普通	500,000新加坡元	500,000	—	50.5	辦公室設備貿易
Chevalier iTech Thai Limited (前稱Chevalier OA (Thailand) Limited)***#	泰國	普通	3,980,000泰國銖	39,800	—	50.5	電腦及辦公室設備貿易
		優先	1,020,000泰國銖	10,200	—	23.5	
其士辦公室設備工程(深圳)有限公司**	中國	不適用	1,800,000港元	不適用	—	50.5	維修服務
Chevalier Q-Mart Limited	香港	普通	2港元	2	—	50.5	家庭用品零售
其士店有限公司	香港	普通	2港元	2	—	50.5	電訊設備貿易
Chevalier Telecom (Thailand) Limited**	泰國	普通	5,000,000泰國銖	50,000	—	50.5	電訊設備貿易
其士(澳門)有限公司**	澳門	普通	100,000澳門元	100	—	100	升降機安裝及維修服務
電梯工程有限公司	香港	普通	400,000港元	40,000	—	100	升降機及自動梯保養及維修服務
騰昇發展有限公司	香港	普通	2港元	2	—	38.3	物業投資
金訊發展有限公司**	香港	普通 遞延	100港元 2港元	100 2	— —	100 100	物業發展
金瑞投資有限公司**	香港	普通	2港元	2	100	—	物業投資
騰寶有限公司	香港	普通 遞延	149港元 51港元	149 51	100 —	— 100	物業發展
Goodkent Limited**	香港	普通 遞延	100港元 2港元	100 2	— —	100 100	物業發展
勵發有限公司	香港	普通	2港元	2	—	50.5	物業投資及股票買賣
九江其士酒店旅業有限公司**	中國	不適用	25,000,000人民幣	不適用	—	100	經營酒店業務
Macleh (Chevalier) Limited**	加拿大	普通	10,100加拿大元	10,100	—	100	物業投資及經營酒店業務
銳中有限公司	香港	普通 遞延	149港元 51港元	149 51	— —	100 100	物業發展
富居物業管理有限公司	香港	普通 遞延	100港元 1,002港元	100 1,002	— —	100 100	物業管理

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接 百分率	間接 百分率	主要業務
Sup Aswin Limited**	泰國	普通	15,000,000泰國銖	150,000	—	50.5	物業投資
祥龍興業有限公司	香港	普通	149港元	149	—	100	物業發展
		遞延	51港元	51	—	100	
757040 Ontario Limited**	加拿大	普通	10加拿大元	10	—	100	物業投資
其士(發展)有限公司**	香港	普通	200港元	2	—	100	投資控股及物業投資
		遞延	400,000港元	4,000	—	100	
創名發展有限公司	香港	普通	100港元	100	—	100	投資控股
Forth Bridge Company Limited	香港	普通	20港元	2	—	100	物業投資
		遞延	10,000港元	1,000	—	100	
富特發展有限公司**	香港	普通	1,000港元	1,000	—	100	物業投資及發展
GJ (Development) Company Limited**	香港	普通	20港元	2	—	100	物業投資
		遞延	200,000港元	20,000	—	—	
力加置業有限公司	香港	普通	3,600,000港元	3,600,000	—	100	投資控股及物業投資
Macont Development Inc.**	加拿大	普通	1,000加拿大元	1,000	—	100	物業投資
Matterhorn Properties Limited	英屬處女群島／香港	普通	1美元	1	—	100	物業投資
開邦有限公司	香港	普通	100,000港元	100,000	—	100	物業投資
拔創有限公司**	香港	普通	20港元	2	—	100	物業投資

主要附屬公司

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接	間接	主要業務
					百分率	百分率	
驕發有限公司**	香港	普通	20港元	2	—	100	物業投資
		遞延	20港元	2	—	100	
上海創名房地產發展有限公司**	中國	不適用	18,000,000美元	不適用	—	80	物業發展
萬珠發展有限公司	香港	普通	2港元	2	—	100	物業投資及貿易
威方發展有限公司**	香港	普通	2港元	2	—	100	物業投資
信陽其士大酒店有限公司**	中國	不適用	74,142,781人民幣	不適用	—	70	經營酒店業務
YCC (Development) Company Limited**	香港	普通	20港元	2	—	100	物業投資
		遞延	20港元	2	—	100	

\# 上述公司之優先股，每四股優先股附有一投票權。當公司進行清盤時，其股票持有人並沒有分享剩餘資產或超過每年百分之十溢利分配之權利。

** 非由德勤•關黃陳方會計師行所核數。

所有遞延股份皆無投票權。

於結算日並無附屬公司持有任何債務證券。

主要聯營公司

聯營公司名稱	註冊／營業地點或國家	股份類別	本公司持有已發行股本或註冊股本權益 直接	間接	主要業務
			百分率	百分率	
其士(土木工程)有限公司	香港	普通	–	35.9	土木工程
		遞延		100	
其士(建築)有限公司	香港	普通	–	35.8	樓宇建築
其士建築集團有限公司(於香港聯合交易所有限公司上市)	百慕達／香港	普通	29.2	6.7	投資控股
其士建築(香港)有限公司	香港	普通	–	35.9	樓宇建築
		遞延	–	100	
其士土木工程(香港)有限公司	香港	普通	–	35.9	土木工程
其士三利財務有限公司**	香港	普通	–	50	提供借貸、租賃與分期融資服務
Preussag Pipe Rehabilitation Hong Kong Limited	香港	普通	–	65.7	設計及建造咸水、冷水、氣體、污水及水渠管道
聯合文儀有限公司**	香港	普通	–	20.7	辦公室設備貿易

** 非由德勤•關黃陳方會計師行所核數。

本集團享有其聯營公司之盈利或虧損乃按其擁有權益之比例計算，而所有聯營公司皆是已註冊之公司。

所有遞延股份皆無投票權。

主要共同控制實體

共同控制實體名稱	註冊／營業地點或國家	股份類別	商業結構形式	本公司持有已發行股本或註冊股本權益 直接	間接	主要業務
				百分率	百分率	
寶耀投資有限公司	香港／中國	普通	註冊	–	50	物業發展
其士普魯斯(亞洲)集團有限公司	香港	普通	註冊	55	19.8	投資控股及經營管道之物料、機器及設備貿易
輝華有限公司	香港／中國	普通	註冊	–	50	物業發展
PPR Technology (S) Pte Limited**	新加坡	普通	註冊	–	74.8	建造、保養及翻新管道工程(包括污水、燃氣及供水系統與土木及結構工程)
PRS Rohrsanierung GmbH**	德國	不適用	註冊	44	–	投資控股及翻新給水供應系統、燃氣供應系統及污水處理

** 非由德勤•關黃陳方會計師行所核數。

本集團享有其共同控制實體之盈利或虧損乃按其擁有權益之比例計算。

以下資料，乃摘錄本公司之主要聯營公司其士建築集團有限公司二零零二年之財務報告：

綜合收益表

截至二零零二年三月三十一日止年度

	2002 港幣千元	2001 港幣千元
營業額	**526,927**	1,226,463
銷售成本	**(505,940)**	(1,237,353)
毛利(虧損)	**20,987**	(10,890)
其他收益	**4,596**	2,874
行政支出	**(18,160)**	(20,180)
其他經營支出	**(909)**	(1,632)
扣除財務費用前經營溢利(虧損)	**6,514**	(29,828)
財務成本	**(820)**	(1,454)
經營溢利(虧損)	**5,694**	(31,282)
出售聯營公司權益之利潤	**–**	2,284
所佔聯營公司業績	**2,098**	2,314
所佔共同控制實體業績	**(416)**	(518)
除税前溢利(虧損)	**7,376**	(27,202)
税項	**(526)**	(542)
未計少數股東權益前溢利(虧損)	**6,850**	(27,744)
少數股東權益	**(127)**	87
年度純利(虧損)	**6,723**	(27,657)
每股盈利(虧損)		
基本	**2.70仙**	(11.66)仙
本集團所佔除税前之溢利(虧損)	**2,648**	(9,548)

綜合資產負債表

二零零二年三月三十一日結算

	2002	2001
	港幣千元	港幣千元
非流動資產		
物業、廠房、及機器	**14,059**	19,318
所佔聯營公司權益	**6,610**	6,790
所佔共同控制實體權益	**9,274**	9,688
	29,943	35,796
流動資產		
就合約工程應向客所收取的總金額	**211,841**	175,084
存貨	**–**	5,340
應收帳款、存出按金及預付費用	**363,228**	606,308
應收工程保留款額	**78,676**	188,575
可退稅項	**–**	75
現金及銀行存款	**55,875**	19,570
	709,620	994,952
流動負債		
就合約工程應向客戶支付的總金額	**13,555**	199,584
應付帳款、存入按金及應付費用	**537,996**	557,333
應付票據	**–**	114
應付工程保留款額	**118,477**	178,674
一年內償還之融資租約承擔部份	**60**	359
有抵押之短期銀行貸款	**–**	32,000
無抵押之銀行透支	**3**	2
	670,091	968,066
流動資產淨值	**39,529**	26,886
總資產減流動負債	**69,472**	62,682
非流動負債		
於一年後償還之融資租約之承擔	**–**	60
少數股東權益	**492**	365
淨資產	**68,980**	62,257
資本及儲備		
股本	**24,900**	24,900
儲備	**44,080**	37,357
股東資金	**68,980**	62,257
本集團所佔之淨資產	**24,764**	21,852

Contents

Financial Calendar

Event	**Date**
Announcement of Interim Results	18th December, 2001
Announcement of Final Results	11th July, 2002
Book Close Dates	
Interim Dividend	9th to 11th January, 2002
Final Dividend	16th to 20th September, 2002
Annual General Meeting	20th September, 2002
Payment of Dividends	
Interim dividend of HK2 cents per share	16th January, 2002
Final dividend of HK1.5 cents per share	19th November, 2002

Financial Summary

(amount expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2002.

	1998	1999	2000	2001	**2002**
Financials *($ Million)*					
Total assets	10,296	5,642	4,907	4,847	**5,170**
Total liabilities	8,183	3,566	2,442	2,341	**2,607**
Minority interests	315	295	364	325	**335**
Shareholders' funds	1,798	1,781	2,101	2,181	**2,228**
Share capital					
(Number of shares in issue – in million)	1,025	1,115	1,166	1,231	**1,275**
Turnover	7,458	11,648	4,290	3,775	**3,339**
Net profit for the year	195	153	275	172	**111**
Per Share Basis					
Earnings	22¢	15¢	24¢	15¢	**9¢**
Dividend	9¢	5¢	8¢	6¢	**3.5¢**
Net asset value (at book value)	$1.75	$1.60	$1.80	$1.77	**$1.75**

Prior periods have been adjusted to reflect the change in accounting policies for the adoption of new and revised Statements of Standard Accounting Practice as set out in notes to the financial statements.

TURNOVER


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Corporate Information

Executive Directors

CHOW Yei Ching
  (Chairman and Managing Director)
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors

Iain Leonard DALE C.B.E.
CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking
  Corporation Limited
Shanghai Commercial Bank Limited
BNP Paribas
The Bank of East Asia, Limited

Solicitors

Richards Butler
Appleby Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited
Stock code: 25

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor
New York, NY 10286, USA

Website

http://www.chevalier.com

List of Accreditations

The Government of the Hong Kong Special Administrative Region	
Works Bureau	
Chevalier (Civil Engineering) Limited	– List 1 – Port Works (Group C/On probation)
Chevalier (Construction) Company Limited	– List 1 – Buildings (Group C)
Chevalier (E & M Contracting) Limited	– Electrical Installations (Group III)
Chevalier (Envirotech) Limited	– Supply and Installation of Electrical and Mechanical Equipment for Sewage Treatment and Screening Plants – Supply and Installation of Water Treatment Plant (On probation)
Chevalier (HK) Limited	– Air-conditioning and Refrigeration Installations (Group II) – Industrial Type Electrical Installations – Installation of Diesel Generating Sets – Installation of Mechanical Handling and Lifting Appliances – Lifts and Escalators – Manufacture and Erection of Mechanical Plants and Equipment (Group II) – Supply and Installation of Pumpsets and Associated Pipework
Chevalier (Satellink) Limited	– Broadcast Reception Installations (CABD) – Burglar Alarm and Security Installations (On probation) – Supply and Installation of Audio Electronics Equipment (On probation) – Supply and Installation of Radio Electronics Equipment (On probation) – Supply and Installation of Video Electronics Equipment (On probation)
Lam Woo & Company Limited	– List 1 – Buildings (Group C) – Waterworks (Group C) – Roads & Drainage (Group A/On probation)
Buildings Department	
Chevalier (HK) Limited	– Register of specialist contractors-sub-register for the ventilation works category
Environmental Protection Department	
Chevalier (Envirotech) Limited	– Air Quality Monitoring Stations (Design, Construct, Operate)
Electrical and Mechanical Services Department	
Chevalier (HK) Limited	– Builders' Lifts and Tower Working Platforms (Safety) Ordinance – Registered Contractor – Registered Lifts and Escalators Contractors
Fire Services Department	
Chevalier (E & M Contracting) Limited	– Fire Services Installation Contractor (Class II)
Customs and Excise Department	
Chevalier Cold Storage and Warehousing Limited	– Public Bonded Warehouse Licence
Food and Environmental Hygiene Department	
Chevalier Cold Storage and Warehousing Limited	– Cold Store Licence
Companies Registry – Money Lenders Section	
Chevalier MLD Leasing Company Limited	– Money Lenders Licence
Wealth Chain Limited	– Money Lenders Licence
Travel Industry Council of Hong Kong	
Chevalier (Travel Agency) Limited	– Membership Certificate
International Air Transport Association	
Chevalier (Travel Agency) Limited	– Certificate of Accreditation
Hong Kong Housing Society	
Chevalier (Construction) Company Limited	– Building Contractor (contract of any value)
Lam Woo & Company Limited	– Approved List of Local Contractor
Hong Kong Office of the Telecommunications Authority	
Chevalier (OA) Limited	– Radio Dealers Licence (unrestricted)
Chevalier (Satellink) Limited	– Demonstration Licence (unrestricted) – Satellite Master Antenna Television Licence (SMATV)

List of Accreditations

Hong Kong Housing Authority	
Chevalier (Construction) Company Limited	– Building Contractor (NW2), Maintenance (M1)
Chevalier (E & M Contracting) Limited	– Electrical Contractors
Chevalier (HK) Limited	– Air-conditioning and Ventilation Contractors – Maintenance, Emergency Generators – Lifts and Escalators Contractors
Lam Woo Construction Limited	– Maintenance (M2/probation) – Shopping Centre Improvement (probation)
Rich Fortress Limited	– Approved List A of Property Management Agents – Property Management Agents for Public Rental Housing Estates – Property Services Contractors – Carpark Operators
Insurance Authority	
Chevalier Insurance Company Limited	– Authorised General Insurer
Hong Kong Federation of Insurers	
Chevalier Insurance Company Limited	– Member
The Insurance Claims Complaints Bureau	
Chevalier Insurance Company Limited	– Member
Professional Insurance Brokers Association Limited	
Chevalier (Insurance Brokers) Limited	– Member
Security and Guarding Services Industry Authority	
Chevalier (HK) Limited	– Security Company Licence (Security Work Type Code III)
Chevalier (Satellink) Limited	– Security Company Licence (Security Work Type Code III)
AOQC Moody International Registration Ltd.	
Chevalier Chrysler Inc.	– ISO9002 Certification Vehicle Sales, Services and Parts
Hong Kong Quality Assurance Agency	
Chevalier (Civil Engineering) Limited	– ISO9002 CC1438 Construction and maintenance of civil engineering works
Chevalier (Construction) Company Limited	– ISO9002 CC140 Construction of building – ISO9002 CC270 Building activities to keep, restore or improve the facilities of buildings and surroundings
Chevalier (E & M Contracting) Limited	– ISO9002 CC393 Supply and Installation of electrical systems
Chevalier (Envirotech) Limited	– ISO9001 CC792 Design, supply & installation of water and wastewater treatment systems in Hong Kong
Chevalier (HK) Limited	– ISO9001 CC242 Lift & escalator system design, supply, installation and maintenance – ISO9001 CC458 *Design, supply and installation of heating, ventilation and air-conditioning, *low voltage electrical, fire services and plumbing and drainage systems* Maintenance of heating ventilation and air-conditioning systems
Lam Woo & Company Limited	– ISO9002 CC790 Public works include building, civil engineering, construction and maintenance
Lam Woo Construction Limited	– ISO9002 CC259 Building activities to keep, restore or improve the facilities of buildings and surroundings
Chevalier (Satellink) Limited	– ISO9001 CC2229 Design, supply, installation & maintenance of *extra low voltage electrical system, voice and data networking systems **as defined in Chapter 406 of Electricity Ordinance*
Preussag Pipe Rehabilitation Hong Kong Limited	– ISO9001 CC2222 Provision of underground pipe rehabilitation service
Singapore Productivity and Standards Board	
Chevalier Singapore Holdings Limited	– ISO9001 Certification Designs, installation and servicing of lifts and escalators

Business Chart


Pipe Rehabilitation
Insurance Underwriting & Brokerage
Lifts & Escalators
Aluminium and Curtain Wall
Environmental Engineering
Property Development & Investment
Air-Conditioning Systems
Chevalier International Holdings Limited*
Network Solutions
Chevalier iTech Holdings Limited*
Computer Systems
50.46%
Building Construction
Chevalier Construction Holdings Limited*
Civil Engineering
35.90%
Chevalier Singapore Holdings Limited**
Lifts & Escalators
88.59%



Hotel Investment
Logistics & Warehousing
Power & Industrial Equipment
Travel Agency
Property Management
Electrical & Mechanical Engineering
International Trading
Automobile Dealership
Building Materials & Equipment
PSPS Property Development
Finance & Leasing Services
Tele-communications Systems
Retailing
Business Machines
Maintenance Services
Concrete Supplies
Roads, Drainage & Water Works
Building Maintenance



Property Investment

* *Listed on The Stock Exchange of Hong Kong Limited*

** *Listed on the Mainboard of The Singapore Exchange Securities Trading Limited*

Chairman's Statement

OVERVIEW

For the year ended 31st March, 2002, the Group's turnover was HK$3,339 million, representing a decrease of 11.5% over the same period last year. Profit attributable to shareholders was HK$111 million, representing a decrease of 35.1% over the same period last year. This disappointing performance was caused by a further deterioration in the markets in which the Group operates. Despite the downturn in business, the Group has made headway in a number of areas.



Dr. CHOW Yei Ching

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK1.5 cents (2001: HK3.5 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 20th September, 2002. This, together with the interim dividend of HK2 cents (2001: HK2.5 cents) per share paid during the year, represents a dividend distribution of HK3.5 cents (2001: HK6 cents) per share for the year ended 31st March, 2002.

Subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Friday, 20th September, 2002, the dividend warrants will be paid on or about Tuesday, 19th November, 2002 in cash, with shareholders being given an option to receive shares of HK$0.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average closing prices per share of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the five consecutive trading days from Monday, 16th September, 2002 to Friday, 20th September, 2002, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or around Thursday, 10th October, 2002. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

MANAGEMENT DISCUSSION AND ANALYSIS

THE COMPANY

Building Services

The significant drop in interest rates had very little impact on either consumption or domestic demand in Hong Kong. The uncertain economic conditions forced companies to reduce costs especially staff costs, leading to a surge in unemployment and negative income growth. Deterioration in labour market led to further erosion in consumer confidence and weakness in the property market. As a result, the overall performance of the Building Services Division was adversely affected with both the turnover and profits substantially reduced.

Chairman's Statement


THE HONG KONG MANAGEMENT


2001
HKMA
QUALITY AWARD

Certificate of Merit of 2001 Quality Award to Lifts and Escalators Division by Hong Kong Management Association

Nevertheless, during the year, the Lifts and Escalators Division ("LED") was awarded numerous contracts from both private and public sectors. In recognition of its quality services, LED won the Certificate of Merit of 2001 Quality Award organised by the Hong Kong Management Association. This award is widely recognised by the public and is strong proof of LED's long-term commitment of pursuing excellence.

In August last year, Chevalier Australia Holdings Pty Limited was set up in Sydney, Australia. This office provides design, engineering management and installation services of curtain walls and aluminium windows.

Pipe Rehabilitation

This division was set up in 1998 when the Group established a joint venture called Preussag Pipe Rehabilitation Hong Kong Limited ("PPRHK") with a German pipe relining expert PRS Rohrsanierung GmbH ("PRS"). PPRHK has brought the advanced "No-Dig" pipe rehabilitation technology to Hong Kong and has completed a number of pipe-relining projects successfully for various government departments such as Water Supplies Department, Drainage Services Department, Housing Department and Highways Department. During last year, the Group increased its tie with the partner by investing 44% in PRS and forming a 55/45 partnership with PRS holding the operating units in Hong Kong, Singapore, China and other Asian countries. Currently, the Division has secured several major pipe rehabilitation contracts in Singapore and various trial projects in Hong Kong. It is envisaged that the investment in this business will generate long-term benefit to the Group.



Repair of Underground Air Conditioning Cooling Intake Pipes by Process Phoenix for Wing On House, Central

Environmental Engineering

During the year, the performance of the Environmental Engineering Division was satisfactory with the improved operating results compared with last year. Major contracts awarded during the year included the environmental related installation at Irrigation Pumping Station for Penny's Bay Development. In addition to the medical waste treatment operation in Manila, the Group has negotiated with Bangkok Metropolitan Administration for the design, supply, testing and commissioning for the Sludge Treatment System. Several sewage treatment plant and wastewater treatment system contracts were also under tendering process in the Mainland. With its expertise in the environmental industry, the Group believes that it is well positioned to capture additional business opportunities in the region.



Qi Shi Hotel at Dongguan



Hotel Investment

The performance of the Group's two hotels, Qi Shi Hotel in Xinyang and Jiujiang of Mainland China improved with the occupancy rates for both hotels increased to 70%. Due to the high service standard, the hotel in Jiujiang was classified as "four-star" hotel by the Tourist Board of Jiangxi Province in May, 2001. The Qi Shi Hotel in Dongguan was opened in August 2001. This three-star hotel is adjacent to foreign enterprises and major tourist spots. It comprises 96 rooms and provides a wide range of dining, recreation and business facilities to business guests and tourists in Dongguan. After its opening, it recorded a steady growth in occupancy and revenue, although the break-even point has not been reached.

Contribution from the hotel in Canada declined in line with weak economic situation after September 11 last year.

Insurance

The performance of the Insurance Division improved substantially during the year. Turnover and net profit recorded encouraging growth to over HK$300 million and HK$18 million respectively as compared with last year. In order to establish its presence in the Mainland, the division set up a representative office in Beijing in July last year.


CHEVALIER
CHEVALIER INSURANCE CO., LTD.
其士保險有限公司

Quality insurance services provided by Chevalier Insurance Company Limited



Provision of building management services for Glorious Garden

Property Investment and Property Management

During the year, the occupancy rate of the luxury residential property in Shanghai, Chevalier Place, remained high whilst the investment properties in Hong Kong maintained a steady income generating about HK$15 million during the year. However, due to the persisted slowdown in the property market in Hong Kong, the value of certain investment properties had to be reduced and the Group's operating results were also affected.

The Property Management Division achieved steady growth in both turnover and contribution. It provides property management services for commercial and industrial buildings, residential units, shopping arcades and car parking spaces for both private and public sectors. It has been registered with Hong Kong Housing Authority ("HKHA") since 2000 and was also admitted to the Approved List of Carpark Operators by HKHA in November, 2001. Currently, it manages 16 estates and buildings in Hong Kong with a portfolio of over 17 million square feet.

Logistics and Warehousing

In February, 2002, the Group entered into the cold storage business via Chevalier Cold Storage and Warehousing Limited by acquiring a well-established eighteen-storey warehouse located at Kwai Chung at a consideration of HK$230 million. The warehouse comprises 428,000 square feet of total floor area and 60,000 square feet of carpark space, offering various facilities such as freezer, chiller, air-conditioned warehouse and bonded warehouse. The Group is confident that, with Hong Kong being a transportation hub in the region, the warehousing business will contribute stable income to the Group in the years to come.


其士冷藏倉庫

An eighteen-storey warehouse located at Kwai Chung


USED CARS
SUMMER VALUES

Dealership of automobile business in Canada

Overseas Business

During the year, operating profit of the automobile business in Canada increased by more than 30% despite a decrease in turnover. Moreover, in recognition of its excellence in both sales and customer services, Action Honda has won Quality Dealer Award for the third consecutive year.

Subsequent Event

On 6th March, 2002, the Board proposed a voluntary unconditional cash offer through its wholly-owned subsidiary, Success Vantage Limited ("the Offeror"), to acquire all the ordinary shares of S$0.20 each in the capital of Chevalier Singapore Holdings Limited ("CSHL") at an offer price of S$0.45.

CSHL is a subsidiary of the Company and listed on The Singapore Exchange Securities Trading Limited ("SGX-ST"). The offer period has been closed on 25th April, 2002 and extended to 23rd May, 2002. Currently, the Offeror has acquired 99,658,000 shares in CSHL, representing approximately 88.59% of the issued share capital of CSHL. As the Offeror had received acceptances of the Offer less than 90% of the issued share capital of CSHL, the Offeror was not entitled under the Singapore Companies Act to privatise CSHL. CSHL remains listed on SGX-ST with a public float of approximately 11.41%.



TOSHIBA ultraportable notebook computer - Portege Series

CHEVALIER iTECH HOLDINGS LIMITED ("CiTL")

The year 2001 was a difficult and challenging year for CiTL Group. The weak global economy and the fierce competition in the IT market imposed significant pressure on CiTL Group's turnover and profitability, resulting in an unsatisfactory result for the year ended 31st March, 2002. CiTL Group has recorded a turnover of approximately HK$775 million, representing a decrease of 26%. Loss for the year amounted to HK$9.43 million, compared with a net profit of HK$7.76 million in previous year. Loss per share was HK1.1 cents.

During the year, the total sales of the Computer Division dropped by more than 28% due to the shrinkage in capital spending in the commercial sector. The performance of the IT & Network Solutions Division is not satisfactory due to keen competition. Major contracts secured by Chevalier (Network Solutions) Limited included a contract from Television Broadcasts Limited for the New TV City in Tseung Kwan O and the broadband infrastructure network and in-building ELV systems contract for International Finance Centre, Phase II in May, 2001.


CHEVALIER (NETWORK SOLUTIONS) LIMITED

Chevalier (Network Solutions) Limited participated in Expo 2002

Both turnover and contribution of the Telecommunication Systems & Services Division deteriorated further during the year as the mobile phone market in Hong Kong has almost saturated. Competition among local network operators was very keen and, as a result, Chevalier Shops and other mobile phone franchise shops reported a significant drop in both turnover and loss incurred during the year. Currently, CiTL Group operates a total of 14 Chevalier Shops and 26 franchise shops. The Office Equipment Division also experienced another difficult year but the situation stabilised despite the stagnant market condition. In addition, the turnover of the After-sales Services Division also decreased slightly but the profit margins improved due to the improvement in the operating efficiency and tight cost control. During the year, the overall performance of Q-Mart Shops was unsatisfactory mainly due to intensive competition.

CHEVALIER CONSTRUCTION HOLDINGS LIMITED ("CCHL")

For the year ended 31st March, 2002, CCHL Group continued to operate under an extremely tough environment due to the slowdown in the local property market. The change in the government policy of Home Ownership Scheme also affected its business. With stringent cost control, effective project management and in spite of a significant decrease in turnover, CCHL Group recorded an operating profit of HK$6.5 million compared with a loss of HK$29.8 million last year. Profit attributable to shareholders was HK$6.7 million (loss of HK$27.6 million in last year) and earnings per share increased to HK2.7 cents (loss of HK11.66 cents per share in last year).



Jordan Road Reclamation Phase III and Remaining Engineering Works will be completed at the end of 2002

For the year ended 31st March, 2002, the outstanding value of construction contracts and civil engineering contracts of CCHL Group on hand amounted to approximately HK$79 million and HK$182 million respectively.

During the year, building construction continued to be dampened by a sluggish property market. In order to maintain its competitiveness, CCHL Group reduced its work force substantially and controlled its expenses effectively by streamlining the organisation and internal control procedures. CCHL Group was awarded a construction contract of Lam Tin Primary School in Lam Tin Estate Redevelopment, Kwun Tong. This project commenced in February, 2002 and is targeted for completion in July, 2003.

CHEVALIER SINGAPORE HOLDINGS LIMITED

The turnover of CSHL declined by 15.5% to S$30.4 million mainly due to the decrease in both number and value of the lifts and escalators installation projects completed during the year. The operating profit before income tax of CSHL increased by 7.9% to S$8.4 million as compared to previous year. The increase in profitability was primarily attributable to the increase in gross profit contributed by the increase in revenue from upgrading, retrofitting, testing and commissioning, servicing and maintenance of lifts and escalators. CSHL's investment properties maintained a stable rental income.

PROSPECTS

The global economic slowdown, aggravated by the September 11 terrorist attacks on the US, had seriously affected world trade and global financial markets, plunging Hong Kong into a second economic downturn after the Asian financial crisis in 1997. The uncertain economic conditions caused companies to reduce costs and action redundancies, leading to a surge in unemployment and negative income growth. Local unemployment rate soared to a record 7.4% for the three months ended 31st May, 2002 whilst consumer spending continued to reduce due to persistent deflation and the weakness in asset markets.

The outlook of Hong Kong economy will mainly depend on the pace of recovery in the US. Recent data indicates that the Hong Kong economy may have passed the trough of the economic downturn but any rebound is likely to be gradual. To solve the structural problems of rising unemployment and deteriorating budget account, the territory has to reinforce its intermediary role between Mainland China and the outside world.

The Group believes that Hong Kong has considerable scope to improve its traditional job as an entrepot to China especially the southern part. The Group's strategic plan addresses this opportunity and new work has already commenced. With its experience in building services, the Group has brought the pipe rehabilitation technology to China and other Asian countries.

Another area of partnership with the Mainland is to strengthen Hong Kong's role as the logistics hub of southern China. Investing in warehousing is the first step of establishing this new line of business in the Group. Being an international city, Hong Kong can expand its support and business to the Mainland.

Insurance is the third major line of business for the Group aiming at the partnership business with the Mainland. The Group has already established a strong base in Hong Kong and is optimistic at developing such business in the Mainland. Backed by the Group's expertise and experience, as well as its well-established network in the Mainland, the Group is in an advantageous position to seize more business opportunities arising from the Mainland in the coming years.

The Group considers that the current weak economic environment offers a golden opportunity to reposition and consolidate its business in Hong Kong and overseas markets. With the implementation of various stringent cost control measures during the financial year, the Group is now in a strong position to ride out the current economic downturn.

APPRECIATION

2001 has been a bumpy year for Hong Kong, during which the Group has been confronted by many challenges in both economic and political aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which has enabled the Group to move through these rough times safely.

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 11th July, 2002

Financial Review

As at 31st March, 2002, the Group's total net asset amounted to approximately HK$2,228 million (2001: HK$2,181 million), an increase of HK$47 million or 2.1% when compared with 2001.

Total debt to equity ratio was 56.9% (2001: 45.5%) and net debt to equity ratio was 23.4% (2001: 10.3%), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of 2,228 million (2001: HK$2,181 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,268 million (2001: HK$993 million). Cash and deposit at bank including pledged deposits amounted to HK$747 million (2001: HK$768 million) and net borrowings amounted to HK$521 million (2001: HK$225 million). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Among those floating rate loans, HK$300 million are hedged to fixed rates through Interest Rate Swap Agreements.

Finance costs for the year amounted to HK$61 million (2001: HK$88 million), a decrease of HK$27 million as compared with 2001.

The Company has provided guarantees in respect of loan facilities granted to subsidiaries, associate and jointly controlled entity amounting to HK$1,141 million (2001: HK$889 million), HK$7 million (2001: Nil) and HK$12 million (2001: Nil) respectively.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Schedule of the Major Properties

Particulars of major properties held by the Group are as follows:

(A) Held as Investment Properties/Properties for Own Use

Location	Usage	Approximate gross floor area sq.ft.	Lease term	Group's interest %
Hong Kong				
Ground Floor of Block A, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon	Industrial	16,000	Medium	100
Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories	Industrial	118,300	Medium	100
Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay	Industrial	177,500	Medium	100
Units 1011 to 1019 on 10th Floor, 19th to 23rd Floors one-third interest in 201 carparks of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay	Office premises and car parking space	174,600	Medium	100
124-130 Kwok Shui Road Kwai Chung, New Territories	Cold storage warehouse	427,500	Medium	38.3
9 Henderson Road, Jardine's Lookout	Residential	9,500	Long	100
No. 20, Shek O	Residential	5,300	Long	100
Singapore				
Chevalier House, 23 Genting Road, Singapore 349481	Industrial	80,000	Freehold	71.1
The Blue Building, 10 Genting Road, Singapore 349473	Industrial	17,000	Freehold	71.1
Canada				
4334-4340 Kingston Road, Ontario, MIF 2M8	Office, workshop and parking space for automobile dealership	20,200	Freehold	100
888 Hamilton Street, Vancouver, B. C.	Hotel	86,000	Freehold	39.8
14535-14583, Yonge Street, Aurora, Ontario	Office, workshop and parking space for automobile dealership	25,000	Freehold	100
United States of America				
430 East Grand Avenue, South San Francisco, CA	Industrial/Warehouse	38,000	Freehold	100

(A) Held as Investment Properties/Properties for Own Use (continued)

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
The People's Republic of China				
355 Minquan Road, Xinyang City, Henan Province	Hotel	129,000	Medium	70
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	50.5
Sha Long Road, Sha Tong Village, Houjie Town, Dongguan City	Hotel	123,500	long	100
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	50.5

(B) Properties under Development

Location	Stage of completion	Expected date of completion	Usage	Site area *sq.ft.*	Estimated floor area after completion *sq.ft.*	Group's interest %
The People's Republic of China						
Lots H-1-1 and H-1-2, Dongguan City Central	Vacant site	Upon the available of land from the Government of the PRC	Residential and commercial	104,880	524,500	50

(C) Property for Sale

Location	Approximate gross floor area *sq. ft.*	Lease term	Group's Interest %
Hong Kong			
Charming Garden 8-16 Hoi Ting Road, Mongkok West, Kowloon	40,300	Medium	100
Beverly Garden 1 Tong Ming Street, Tseung Kwan O, New Territories	25,400	Medium	100
Glorious Garden 45 Lung Mun Road, Tuen Mun, New Territories	20,300	Medium	100
The People's Republic of China			
Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai	370,000	Long	80

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2002.

Principal Activities

The principal activity of the Company is investment holding while the principal activities of its subsidiaries are marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sale, servicing and leasing of automobiles; property development and investment; insurance underwriting and brokerage; a wide range of voice and data communication equipment and services; system integrated IT solutions; sale and servicing of business machines and household products.

The Group's turnover and results for the year ended 31st March, 2002 analysed by business and geographical segments are set out in note 5 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2002 are set out in the consolidated income statement on page 32. An interim dividend of HK2 cents was paid on Wednesday, 16th January, 2002. The Directors now recommend the payment of a final dividend of HK1.5 cents per share with an option to elect for shares of the Company.

Share Capital

Movements in the Company's share capital during the year are set out in note 30 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 31 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 13 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 14 to the financial statements.

Report of the Directors

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The Group's turnover and purchases of the year attributable to the Group's five largest customers and suppliers respectively were less than 30%. Except for the contracts with CCHL Group as disclosed more fully in the section "Connected Transactions" below, none of the Directors, their associates or any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Properties

Particulars of the major properties of the Group as at 31st March, 2002 are set out on pages 16 to 17.

Employees and Remuneration Policies

The Group employed approximately 4,100 full time staff in Hong Kong and overseas as at 31st March, 2002. Total staff costs amounted to HK$556,280,000 for the year ended 31st March, 2002. The remuneration policy is reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Donations

During the year, the Group made donations of HK$3,253,000 to charitable bodies and HK$34,000 to other communities.

Principal Subsidiaries, Associates and Jointly Controlled Entities

Particulars regarding the principal subsidiaries, associates and jointly controlled entities of the Group are shown on pages 72 to 78.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-laws although there are no restrictions against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching *(Chairman and Managing Director)*
Mr KUOK Hoi Sang *(Managing Director)*
Mr FUNG Pak Kwan
Mr KAN Ka Hon
Mr WONG Kie Ngok, Alexander
Mr TAM Kwok Wing
Mr FUNG Wo Shun *(Resigned on 1st April, 2002)*

Independent Non-Executive Directors

Mr Iain Leonard DALE
Mr CHENG Ming Fun, Paul
Mr WONG Wang Fat, Andrew

In accordance with the Company's Bye-laws, Messrs Iain Leonard DALE and CHENG Ming Fun, Paul shall retire from office at the forthcoming Annual General Meeting and Mr CHENG Ming Fun, Paul, being eligible, will offer himself for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Dr CHOW Yei Ching, Messrs KUOK Hoi Sang, FUNG Pak Kwan, KAN Ka Hon, WONG Kie Ngok, Alexander, TAM Kwok Wing and Fung Wo Shun are/were interested in certain contracts in that they are/were the Directors and/or have beneficial interests in CiTL and/or CCHL. Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contracts of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

None of the Directors have an interest in any business constituting a competing business to the Group.

Connected Transactions

The Group has from time to time conducted transactions with CCHL and CiTL which are the "connected persons" for the purposes of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Stock Exchange had granted waivers on 31st January, 1996 and 2nd April, 1997 to the Company from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waivers, details of the following connected transactions which have been entered into between certain subsidiaries of CCHL, CiTL and the Group in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion:

1. An agreement was made between CCHL and the Company whereby CCHL Group as main contractor may source from time to time supply of lifts and escalators, air-conditioning systems, electrical and mechanical systems, building materials and equipment and related installation services from the various subsidiaries of the Company. The Group had entered into the following connected transactions as within the meaning of the Listing Rules:

Main contractor	Nature of transaction	Sub-contractor	Estimated contract value	Interest attributable to the Group
			HK$'000	*%*
Chevalier Construction (Hong Kong) Limited ("CCHK")	Supply and installation of building materials	Chevalier (Building Supplies & Engineering) Limited ("CBS")	5,757	100
CCHK	Supply and installation of electrical equipment	Chevalier (HK) Limited ("CHK")	702	100
Chevalier (Construction) Company Limited ("CCCL")	Supply and installation of building materials	Chevalier (Aluminium Engineering) Limited	15,000	100
CCCL	Supply and installation of building materials	CBS	9,082	100
CCCL	Supply and installation of electrical and mechanical equipment	CHK	32,992	100

Sales and progress receipts made during the year ended 31st March, 2002 in respect of the above contracts amounted to approximately HK$44 million.

2. The Company had entered into an administrative service agreement with CCHL under which the Group provided accounting, treasury, electronic data processing, company secretarial and personnel management services to the CCHL Group at a management fee calculated based on 0.3% of CCHL Group's annual turnover. The management fee paid by CCHL to the Company during the year ended 31st March, 2002 amounted to HK$1,584,000.

Connected Transactions (continued)

3. The following properties were leased to CiTL Group and CCHL Group by the wholly-owned subsidiaries of the Company at commercial rates:

Landlord	Renting of Property (usage)	Tenant	Rental for the year
			HK$'000
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	CiTL Group CCHL Group	1,074 1,595
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	CiTL Group CCHL Group	32 236
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	CiTL Group CCHL Group	4,328 264
Futex Development Limited	Regent Villa (resort)	CiTL Group CCHL Group	147 147
Oriental Sharp Limited	Portion of Charming Garden (shop)	CiTL Group	98
Union Mark Development Limited	Portion of Yin Hai Commercial Building (office)	CiTL Group	118
Well Stamp Limited	Portion of Jin Du Mansion (office)	CiTL Group	67
Well Stamp Limited	Portion of Dongshan Plaza (office)	CiTL Group	45

During the year, rentals amounting to approximately HK$5.9 million and HK$2.2 million were paid to the Group by CiTL Group and CCHL Group respectively.

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Group during the year ended 31st March, 2002 were:

(i) in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;

(iii) fair and reasonable so far as the shareholders of the Company are concerned; and

(iv) within the relevant amounts as stipulated under the relevant waivers.

On 6th March, 2002, the Board of Directors of the Company proposed to make a voluntary unconditional cash offer through its wholly-owned subsidiary, Success Vantage Limited ("the Offeror"), to acquire all the ordinary shares of S$0.20 each in the capital of Chevalier Singapore Holdings Limited ("CSHL") at an offer price of S$0.45. The offer period has been closed on 25th April, 2002 and extended to 23rd May, 2002. CSHL is a subsidiary of the Company and listed on The Singapore Exchange Securities Trading Limited ("SGX-ST"). At the close of the offer period, the Offeror has acquired 99,601,000 shares in CSHL, representing approximately 88.53% of the issued share capital of CSHL. As the Offeror had received acceptances of the Offer less than 90% of the issued share capital of CSHL, the Offeror was not entitled under the Singapore Companies Act to privatise CSHL. CSHL remained listed on SGX-ST with a public float of approximately 11.47%. Pursuant to Rule 14.23(1)(a) of the Listing Rules, the acquisition by the Offeror for the interest of Dr Chow Yei Ching in CSHL constituted a connected transaction under Rule 14.23(1)(a). As the aggregate consideration payable by the Offeror to Dr Chow for his 4,375,000 CSHL shares is S$1,968,750, the transaction fell under Rule 14.25(1) of the Listing Rules and was subject to disclosure requirement. Completion of the acquisition of Dr Chow's interest took place on 3rd May, 2002 pursuant to the terms of the Offer.

Directors' Interests in Shares

As at 31st March, 2002, the interests of the Directors in the share capital of the Company and its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or required to be recorded in the register of the Company pursuant to Section 29 of the SDI Ordinance were as follows:

(a) Interests in the Company - Shares

	Number of ordinary shares		
Name of Director	Personal interests	Family interests	Total
CHOW Yei Ching	640,527,782*	–	640,527,782
KUOK Hoi Sang	491,083	–	491,083
FUNG Pak Kwan	456,450	–	456,450
KAN Ka Hon	145,200	–	145,200
TAM Kwok Wing	845,078	162,365	1,007,443
Iain Leonard DALE	42,016	–	42,016

* *Dr CHOW Yei Ching beneficially owned 640,527,782 shares, representing approximately 50.23% of the issued share capital of the Company. These shares were same as those shares described in "Substantial Shareholder" below.*

(b) Interests in Associated Corporations - Shares

		Number of ordinary shares			
Name of Director	Associated corporation	Personal interests	Corporate interests	Family interests	Total
CHOW Yei Ching	CiTL	34,079,270	432,334,666*	–	466,413,936
	CSHL	4,375,000	80,000,000*	–	84,375,000
	CCHL	61,036,489	89,385,444*	–	150,421,933
KUOK Hoi Sang	CiTL	12,000,000	–	–	12,000,000
	CCHL	1,326,437	–	–	1,326,437
FUNG Pak Kwan	CiTL	12,900,000	–	–	12,900,000
FUNG Wo Shun	CiTL	300,000	–	–	300,000
	CCHL	295,600	–	–	295,600
KAN Ka Hon	CiTL	2,256,000	–	–	2,256,000
TAM Kwok Wing	CiTL	2,000,000	–	52,000	2,052,000
	CCHL	625,796	–	7,142	632,938

* *Dr CHOW Yei Ching had notified CiTL, CSHL and CCHL that under the SDI Ordinance, he was deemed to be interested in 432,334,666 shares in CiTL, 80,000,000 shares in CSHL and 89,385,444 shares in CCHL which were all held by the Company as Dr Chow beneficially owned 640,527,782 shares, representing approximately 50.23% of the issued share capital of the Company.*

Directors' Interests in Shares (continued)

In addition, certain directors personally hold share options to subscribe for ordinary shares of the Company and its associated corporations as disclosed under the paragraph "Share Option Scheme" below.

Save as disclosed above and in the Share Option Scheme stating below, as at 31st March, 2002, none of the Directors of the Company nor their spouses nor children under the age of 18 had or were deemed to have any interest in the securities of the Company or any of its associated corporations (as defined in the SDI Ordinance) pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance.

Share Option Scheme

(A) The Company

A Share Option Scheme (the "Share Option Scheme") for the benefit of the full-time employees of the Company and its subsidiaries was approved and adopted on 30th September, 1991 under which the Directors of the Company or its subsidiaries are authorised to grant share options to their respective full-time employees, including Executive Directors, to take up options to subscribe for shares for an aggregate of not more than 10% of the total number of shares in issue at a consideration of HK$1 for each grant. No option may be exercised earlier than six months or later than three and a half years after it has been accepted. No option may be granted after 29th September, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted. The Share Option Scheme had been expired on 29th September, 2001 but in all other respect the provisions of the Share Option Scheme should remain in full force and effect for those outstanding options previously granted.

At 31st March, 2002, the number of shares in respect of which options had been granted under the Share Option Scheme was 34,150,000, representing 2.7% of the shares of the Company in issue at that date.

Share Option Scheme (continued)

As at 31st March, 2002, details of the share options of the Company and its associated corporations are as follows:

(a) Interests in the Company - Share Options

		Date of grant	Period during which options are exercisable	Exercise price per option (HK$)	Balance as at 1st April, 2001	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding as at 31st March, 2002
					Number of Share Options					
(i)	Name of Director									
	CHOW Yei Ching	04/02/1998	03/09/1998–02/09/2001	0.5376	18,000,000	–	–	–	18,000,000	–
		17/12/1999	30/06/2000–29/06/2003	0.4880	8,450,000	–	–	–	–	8,450,000
	KUOK Hoi Sang	04/02/1998	03/09/1998–02/09/2001	0.5376	10,000,000	–	–	–	10,000,000	–
		17/12/1999	30/06/2000–29/06/2003	0.4880	5,350,000	–	–	–	–	5,350,000
	FUNG Pak Kwan	04/02/1998	03/09/1998-02/09/2001	0.5376	8,000,000	–	–	–	8,000,000	–
		17/12/1999	30/06/2000-29/06/2003	0.4880	5,350,000	–	–	–	–	5,350,000
	FUNG Wo Shun	04/02/1998	03/09/1998–02/09/2001	0.5376	2,200,000	–	–	–	2,200,000	–
	KAN Ka Hon	04/02/1998	04/09/1998–03/09/2001	0.5376	2,200,000	–	–	–	2,200,000	–
		17/12/1999	30/06/2000–29/06/2003	0.4880	5,000,000	–	–	–	–	5,000,000
	WONG Kie Ngok, Alexander	04/02/1998	04/09/1998–03/09/2001	0.5376	1,200,000	–	–	–	1,200,000	–
		17/12/1999	30/06/2000–29/06/2003	0.4880	5,000,000	–	–	–	–	5,000,000
	TAM Kwok Wing	04/02/1998	04/09/1998–03/09/2001	0.5376	1,700,000	–	–	–	1,700,000	–
		17/12/1999	30/06/2000–29/06/2003	0.4880	5,000,000	–	–	–	–	5,000,000
(ii)	Full-time employees	09/03/1998	07/10/1998–06/10/2001	0.6464	21,970,000	–	–	140,000	21,830,000	–

Share Option Scheme (continued)

(b) Interests in Associated Corporations - Share Options

Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Exercise price per option (HK$)	Number of Share Options: Balance as at 1st April, 2001	Granted during the year	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding as at 31st March, 2002
CHOW Yei Ching	CiTL	04/02/1998	03/09/1998–02/09/2001	0.3376	14,000,000	–	–	–	14,000,000	–
		17/12/1999	30/06/2000–29/06/2003	0.4640	7,000,000	–	–	–	–	7,000,000
	CCHL	04/02/1998	03/09/1998–02/09/2001	0.3248	4,400,000	–	–	–	4,400,000	–
KUOK Hoi Sang	CiTL	04/02/1998	03/09/1998–02/09/2001	0.3376	4,300,000	–	–	–	4,300,000	–
		17/12/1999	30/06/2000–29/06/2003	0.4640	5,000,000	–	–	–	–	5,000,000
	CCHL	04/02/1998	03/09/1998–02/09/2001	0.3248	4,000,000	–	–	–	4,000,000	–
FUNG Pak Kwan	CiTL	04/02/1998	03/09/1998–02/09/2001	0.3376	3,000,000	–	–	–	3,000,000	-
		17/12/1999	30/06/2000–29/06/2003	0.4640	6,550,000	–	–	–	–	6,550,000
FUNG Wo Shun	CiTL	04/02/1998	03/09/1998–02/09/2001	0.3376	2,300,000	–	–	–	2,300,000	-
KAN Ka Hon	CiTL	17/12/1999	30/06/2000–29/06/2003	0.4640	5,000,000	–	–	–	–	5,000,000

The Stock Exchange has amended the requirements for share option schemes under Chapter 17 of the Listing Rules, which came into effect on 1st September, 2001. These new requirements make some of the provisions of the Share Option Scheme no longer applicable. As such, no option has been granted since 1st September, 2001. The Directors proposed for the adoption of a new share option scheme at the forthcoming Annual General Meeting of the Company. During the transitional period, the Company must nevertheless comply with the new requirements of the Listing Rules.

(B) Chevalier iTech Holdings Limited

A Share Option Scheme ("CiTL Share Option Scheme") for the benefit of the full-time employees of CiTL and its subsidiaries was approved and adopted on 30th September, 1991 under which the Directors of CiTL or its subsidiaries are authorised to grant share options to their respective full-time employees, including Executive Directors, to take up options to subscribe for shares for an aggregate of not more than 10% of the total number of shares in issue at a consideration of HK$1 for each grant. No option may be exercised earlier than six months or later than three and a half years after it has been accepted. No option may be granted after 29th September, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted. CiTL Share Option Scheme had been expired on 29th September, 2001 but in all other respect the provisions of CiTL Share Option Scheme should remain in full force and effect for those outstanding options previously granted.

At 31st March, 2002, the number of shares in respect of which options had been granted under CiTL Share Option Scheme was 28,550,000, representing 3.3% of the shares of CiTL in issue at that date.

Share Option Scheme (continued)

(B) Chevalier iTech Holdings Limited (continued)

The Stock Exchange has amended the requirements for share option schemes under Chapter 17 of the Listing Rules, which came into effect on 1st September, 2001. These new requirements make some of the provisions of CiTL Share Option Scheme no longer applicable. As such, no option has been granted since 1st September, 2001. The directors of CiTL proposed for the adoption of a new share option scheme at its forthcoming annual general meeting.

Pursuant to Chapter 17 of the Listing Rules, all schemes involving the grant by a listed issuer or any of its subsidiaries of options over new shares or other new securities of the listed issuer or its subsidiaries must be approved by shareholders of the listed issuer in general meeting. Accordingly, an ordinary resolution will be proposed for the approval of the new share option scheme of CiTL at the forthcoming Annual General Meeting of the Company. During the transitional period, CiTL must nevertheless comply with the new requirements of the Listing Rules.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

Apart from the management agreement entered into with CCHL as mentioned above, no other contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries were entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman and Managing Director, aged 66, is the founder of Chevalier Group and the Chairman of CiTL and CCHL, both of which are public listed companies in Hong Kong, and the Chairman of CSHL, a public listed company in Singapore. He is also a Non-Executive Director of Van Shung Chong Holdings Limited, Television Broadcasts Limited and Shaw Brothers (Hong Kong) Limited. In 1995, Dr Chow was awarded an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellowship by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also an Honorary Professor of Zhejiang University and Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 1996 as a Member of both The Selection Committee for the First Government of the Hong Kong Special Administrative Region and the Board of Directors of The Community Chest in Hong Kong in 1995. He was also appointed as the Honorary Consul of the Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc.. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan.

Directors' Biographies (continued)

Executive Directors (continued)

Mr KUOK Hoi Sang, Managing Director, aged 52, joined Chevalier Group in 1972 and is a Director of CiTL and CSHL and the Vice Chairman of CCHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong - China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Group.

Mr FUNG Pak Kwan, Director, aged 50, joined Chevalier Group in 1974 and is the Managing Director of CiTL and a Director of CSHL. He was appointed as executive member of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries with focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale and distribution of mobile phones, business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of property investment and development projects, environmental engineering, automobile and hotel business in North America of the Group.

Mr KAN Ka Hon, Director and Company Secretary, aged 51, joined Chevalier Group in 1986 and is a Director and Company Secretary of CiTL and Company Secretary of CCHL. He is also a Non-Executive Director of Victory City International Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, company secretarial and electronic data processing activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of Hong Kong Society of Accountants.

Mr WONG Kie Ngok, Alexander, Director, aged 73, joined Chevalier Group in 1989 and is a Director of CCHL. He is responsible for the internal audit and project development of Chevalier Group. Mr Wong is a member of The Australian Society of Certified Public Accountants, a fellow member of The Hong Kong Society of Accountants and a fellow member of The Taxation Institute of Hong Kong.

Mr TAM Kwok Wing, Director, aged 41, joined the Chevalier Group in 1986 and is a Director of CCHL. Apart from his participation in running the insurance underwriting business together with property development, property management and cold storage warehousing divisions, he is also responsible for legal affairs, general administration, human resources management, public relations and travel agency business of Chevalier Group. Mr Tam holds a Bachelor Degree in Laws from the Beijing University of the PRC, a Master of Arts Degree from City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in the U.K. and the Hong Kong Institute of Company Secretaries. Presently, he also serves as an Honorary Secretary of the Insurance Claims Complaints Bureau.

Directors' Biographies (continued)

Independent Non-Executive Directors (continued)

Mr Iain Leonard DALE, aged 62, was appointed to the Board in 1992. Mr Dale is the Chairman of Henderson TR Pacific Investment Trust plc, Bowman Power Ltd and an Ambassador for British Business appointed by the U.K. Foreign and Commonwealth Office. He also chairs the British Council's BOND Scheme, which places overseas business people in the U.K. industry. He was previously the Chairman of Dale Electric International plc and a Director of Vislink plc and chaired both the South East Asian Trade Advisory Group and the Southern Asian Advisory Group for the British Government. He is a former member of British Overseas Trade Board (BOTB).

Mr CHENG Ming Fun, Paul, aged 65, was appointed to the Board in 1998. Mr Cheng is a founding partner of China Key Consultants Ltd and a former Legislative Councillor, he was also the Chairman of Inchcape Pacific Limited and N M Rothschild & Sons (Hong Kong) Limited. He holds a number of non-executive directorships with listed companies in both Hong Kong and the U.K.. He was also an adjunct professor of Management of Organizations and a member of the Court at The Hong Kong University of Science and Technology.

Mr WONG Wang Fat, Andrew, aged 58, was appointed to the Board in 1999. Mr Wong has been an elected member of the Legislative Council since 1985. He has been lecturing at The Chinese University of Hong Kong since 1970 and is currently Honorary Professor of Government and Public Administration. He is also a Non-Executive Director of New Island Printing Holdings Limited and the Honorary President of the Hong Kong Corrugated Paper Manufacturers Association. Mr Wong holds a Bachelor of Arts (Honours) degree in literature from The University of Hong Kong and a Master of Public Administration degree from the Syracuse University, U.S.A.

Retirement Schemes

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme (the "Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme for its eligible employees. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to these schemes are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("MPF") service provider for employees of the Group who do not wish to remain in the Scheme or join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$25,894,000 against which the forfeited contributions amounting to HK$4,000,000 have been deducted. There were forfeited contributions amounting to HK$341,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholder

As at 31st March, 2002, the sole substantial shareholder of the Company was Dr CHOW Yei Ching who held 640,527,782 shares, representing approximately 50.23% of the issued share capital of the Company as recorded in the register of the Company required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, none of the Directors is aware of any other person having an interest in shares or right to subscribe for shares, equivalent to 10% or more of the issued share capital of the Company during the year.

Arrangement for Acquisition of Shares or Debentures

Except for the share option schemes adopted by the Company and CiTL and the share options granted to certain Directors, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Audit Committee

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs Iain Leonard DALE and WONG Wang Fat, Andrew, both independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Committee reviewed the Connected Transactions, interim and annual reports of the Group and discussed with management the auditing, internal controls and financial reporting matters.

Code of Best Practice

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 11th July, 2002

Report of the Auditors

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE MEMBERS OF CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 32 to 78 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 11th July, 2002

Consolidated Income Statement

FOR THE YEAR ENDED 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000
Turnover	4	**3,338,878**	3,774,657
Cost of sales		**(2,798,120)**	(3,115,102)
Gross profit		**540,758**	659,555
Other revenue	6	**46,114**	64,722
Distribution costs		**(242,508)**	(237,194)
Administrative expenses		**(116,795)**	(121,041)
Other operating expenses	7	**(31,868)**	(44,790)
Profit from operations	8	**195,701**	321,252
Finance costs	9	**(57,893)**	(83,795)
Share of results of associates		**16,620**	(9,752)
Share of results of jointly controlled entities		**(15,967)**	5,974
Profit before taxation		**138,461**	233,679
Taxation	10	**(22,816)**	(49,460)
Profit before minority interests		**115,645**	184,219
Minority interests		**(4,183)**	(12,460)
Profit for the year		**111,462**	171,759
Dividends	11	**44,629**	73,214
Earnings per share	12		
Basic		**9 cents**	15 cents
Diluted		**9 cents**	14 cents

Consolidated Balance Sheet

AS AT 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000
Non-current assets			
Investment properties	13	**366,465**	377,904
Property, plant and equipment	14	**1,216,629**	953,008
Properties under development	15	**5,635**	35,552
Negative goodwill	16	**(78)**	–
Intangible assets	17	**4,816**	–
Interests in associates	19	**96,934**	85,864
Interests in jointly controlled entities	20	**39,810**	2,881
Investments in securities	21	**77,001**	5,780
Pledged deposits	38	**–**	63,000
Club debenture		**1,869**	1,869
		1,809,081	1,525,858
Current assets			
Inventories	22	**188,442**	244,532
Properties for sale	23	**1,057,099**	1,161,638
Debtors, deposits and prepayments	24	**1,014,644**	1,040,749
Amounts due from associates		**2,034**	902
Amounts due from jointly controlled entities		**34,396**	35,187
Amounts due from customers for contract work	25	**86,982**	84,688
Investments in securities	21	**230,070**	48,809
Pledged deposits	38	**63,136**	–
Cash and bank balances		**683,684**	705,242
		3,360,487	3,321,747
Current liabilities			
Creditors, deposits and accruals	26	**739,144**	857,744
Unearned insurance premiums - within one year		**135,659**	81,371
Outstanding insurance claims		**108,340**	25,314
Construction costs payable		**130,051**	176,248
Amounts due to associates		**27,293**	79
Amounts due to jointly controlled entities		**19,032**	19,032
Amounts due to customers for contract work	25	**43,022**	5,688
Bills payable		**63,466**	120,264
Obligations under finance leases	27	**3**	45
Deferred service income		**18,974**	30,475
Provision for taxation		**17,552**	31,128
Other secured loans	29	**–**	3,382
Bank loans and overdrafts	28	**526,465**	365,357
		1,829,001	1,716,127
Net current assets		**1,531,486**	1,605,620
Total assets less current liabilities		**3,340,567**	3,131,478
Non-current liabilities			
Unearned insurance premiums - over one year		**36,485**	–
Obligations under finance leases	27	**8**	–
Bank loans	28	**741,536**	605,964
Other secured loans	29	**–**	18,840
		778,029	624,804
Minority interests		**334,883**	325,411
NET ASSETS		**2,227,655**	2,181,263
Capital and reserves			
Share capital	30	**318,778**	307,726
Reserves	31	**1,908,877**	1,873,537
SHAREHOLDERS' FUNDS		**2,227,655**	2,181,263

The financial statements on pages 32 to 78 were approved and authorised for issue by the Board of Directors on 11th July, 2002 and are signed on its behalf by:

KUOK Hoi Sang
Director

FUNG Pak Kwan
Director

Balance Sheet

AS AT 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000
Non-current assets			
Interests in subsidiaries	18	**1,538,087**	1,482,926
Interests in associates	19	**18,108**	17,874
Interests in jointly controlled entities	20	**54,563**	–
Investments in securities	21	**4,134**	5,750
Club debenture		**599**	599
		1,615,491	1,507,149
Current assets			
Debtors, deposits and prepayments		**4,181**	3,321
Amounts due from subsidiaries		**1,132,209**	1,060,566
Amounts due from associates		**257**	902
Investments in securities	21	**16,936**	–
Tax prepaid		**656**	–
Cash and bank balances		**67**	12,093
		1,154,306	1,076,882
Current liabilities			
Creditors, deposits and accruals		**2,383**	2,080
Amounts due to subsidiaries		**1,057,799**	943,648
Provision for taxation		–	12,794
Bank loans and overdrafts	28	**100,570**	–
		1,160,752	958,522
Net current (liabilities) assets		**(6,446)**	118,360
Total assets less current liabilities		**1,609,045**	1,625,509
Non-current liabilities			
Bank loans	28	–	100,000
NET ASSETS		**1,609,045**	1,525,509
Capital and reserves			
Share capital	30	**318,778**	307,726
Reserves	31	**1,290,267**	1,217,783
SHAREHOLDERS' FUNDS		**1,609,045**	1,525,509

KUOK Hoi Sang
Director

FUNG Pak Kwan
Director

Consolidated Statement of Recognised Gains and Losses

FOR THE YEAR ENDED 31ST MARCH, 2002

	2002 HK$'000	2001 HK$'000
Deficit on revaluation of investment properties	**(30,300)**	(19,422)
Surplus on revaluation of other properties	**14,813**	7,598
Exchange difference arising on translation of financial statements of overseas subsidiaries	**(3,134)**	(9,160)
Net losses not recognised in the income statement	**(18,621)**	(20,984)
Profit for the year	**111,462**	171,759
Total recognised gains	**92,841**	150,775
Goodwill arising on acquisition of additional interests in subsidiaries and associates eliminated directly against reserves	**–**	(17,315)
	92,841	133,460
Effect of prior period adjustments in respect of		
– derecognition of final dividend payable		
Increase in dividend reserve at 1st April, 2000		58,283
– recognition of impairment of goodwill held in reserves		
Increase in capital reserve at 1st April, 2000		674
Decrease in retained profits at 1st April, 2000		(674)
		58,283

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST MARCH, 2002

	Notes	2002 HK$'000	2001 HK$'000
Net cash inflow from operating activities	32	**150,999**	587,159
Returns on investments and servicing of finance			
Dividends paid		**(46,409)**	(52,819)
Dividends received from associates		**3,361**	1,731
Dividends received from jointly controlled entities		**–**	7,500
Dividends paid to minority shareholders of subsidiaries		**(11,985)**	(19,227)
Dividends received from investments in securities		**894**	811
Interest received		**19,946**	41,822
Interest paid		**(63,188)**	(88,789)
Finance lease charges		**(1)**	(11)
Net cash outflow from returns on investments and servicing of finance		**(97,382)**	(108,982)
Taxation			
Profits tax paid		**(42,466)**	(83,841)
Profits tax refunded		**7,361**	5,745
Net tax paid		**(35,105)**	(78,096)
Investing activities			
Purchase of property, plant and equipment		**(314,570)**	(140,813)
Proceeds from disposal of property, plant and equipment		**7,595**	1,357
Purchase of properties for development		**–**	(29,833)
Purchase of additional interests in subsidiaries		**(221)**	(14,531)
Purchase of and additional investment in associates		**(4,734)**	(20,246)
Purchase of jointly controlled entities		**(54,560)**	–
Purchase of intangible assets		**(4,900)**	–
Repayments by (advances to) associates		**32,124**	(9,667)
Repayments by jointly controlled entities		**791**	4,555
Increase in pledged deposits		**(136)**	(63,000)
Net cash outflow from investing activities		**(338,611)**	(272,178)
Net cash (outflow) inflow before financing		**(320,099)**	127,903
Financing	33		
New bank and other loans raised		**593,000**	515,700
Repayment of bank and other loans		**(127,795)**	(448,491)
Issue of new shares		**–**	707
Share issue expenses		**(34)**	(21)
Repayment of finance leases obligations		**(48)**	(116)
Contribution by minority shareholders of subsidiaries		**24,700**	2
Repayment to minority shareholders of a subsidiary		**–**	(24,318)
Net cash inflow from financing		**489,823**	43,463
Increase in cash and cash equivalents		**169,724**	171,366
Cash and cash equivalents at 1st April		**459,610**	293,399
Effect of changes in foreign exchange rates		**(1,208)**	(5,155)
Cash and cash equivalents at 31st March	35	**628,126**	459,610

1. GENERAL

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activity of the Company is investment holding while the principal activities of its subsidiaries are marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering; supply and installation of building materials and equipment; sales, servicing and leasing of motor vehicles; sales of computer and office equipment; trading of general merchandise; provision of telecommunication, IT and network solutions, technical and maintenance services; building management, hotel and travel agency services; property investment and trading; insurance business and securities trading.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these standards has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised standards have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised standards has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

(a) Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date" ("SSAP 9 (Revised)"), dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component of equity. In adopting SSAP 9 (Revised), dividends receivable from subsidiaries, associates and jointly controlled entities are not recognised as receivables at the balance sheet date for the dividends proposed or declared after the balance sheet date by these companies. This change in accounting policy has been applied retrospectively.

(b) Leases

In accordance with SSAP 14 (Revised) "Leases", some amendments were introduced to the basis of accounting for operating leases and to the disclosures specified for the Group's leasing arrangements. These changes have not had any material effect on the results for the current or prior accounting periods and, accordingly, no prior period adjustment has been required. Disclosures for the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (Revised). Comparative amounts have been restated to achieve a consistent presentation.

(c) Goodwill

In adopting SSAP 30 "Business Combinations", the Group elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. However, impairment losses in respect of goodwill that arose between the date of acquisition of the relevant subsidiary, associate or jointly controlled entity and the date of adoption of SSAP 30 have been recognised retrospectively. Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as further impairment losses are identified. Negative goodwill arising on acquisitions prior to 1st April, 2001 will be credited to income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised over its estimated useful life. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to income statement based on an analysis of the circumstances from which the balance resulted.

(d) Segment reporting

In the current period, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment Reporting". Segment disclosures for the year ended 31st March, 2001 have been amended so that they are presented on a consistent basis.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE (continued)

The effect of the adoption of the new and revised accounting policies described above on the shareholders' equity is summarised below:

	Retained profits HK$'000	Dividend reserve HK$'000	Capital reserve HK$'000
THE GROUP			
Balance at 1st April, 2000			
As originally stated	962,323	–	286,198
Derecognition of liability for final dividend for 2000	–	58,283	–
Recognition of impairment of goodwill held in reserves	(674)	–	674
As restated	961,649	58,283	286,872

In adopting SSAP 9 (Revised), final dividend for 2001 amounting to HK$43,082,000 was not recognised as a liability at the balance sheet date and the reserves of the Group as at 31st March, 2001 have been increased by that amount.

The Group's dividends receivable from associates as at 31st March, 2000 and 31st March, 2001 have been decreased by HK$1,710,000 and HK$3,361,000 respectively and the Group's share of net assets in associates as at 31st March, 2000 and 31st March, 2001 have been increased by the same respective amounts.

	Retained profits HK$'000	Dividend reserve HK$'000
THE COMPANY		
Balance at 1st April, 2000		
As originally stated	539,301	–
Derecognition of liability for final dividend for 2000	–	58,283
Derecognition of income for dividend proposed by subsidiaries	(11,515)	–
As restated	527,786	58,283
Balance at 1st April, 2001		
As originally stated	708,638	–
Derecognition of liability for final dividend for 2001	–	43,082
Derecognition of income for dividend proposed by subsidiaries	(7,043)	–
As restated	701,595	43,082

3. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and securities and in accordance with the accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates and jointly controlled entities on the basis set out in (e) and (f) below.

The results of subsidiaries, associates or jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(b) Goodwill/negative goodwill

Goodwill/negative goodwill arising on consolidation represents the excess/shortfall of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be credited to income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised on a straight-line basis over its useful economic life. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet. On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill/goodwill previously eliminated against or credited to reserves is included in the determination of the profit or loss on disposal.

Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to the income statement based on an analysis of the circumstances from which the balance resulted.

Negative goodwill arising on the acquisition of an associate or a jointly controlled entity is deducted from the carrying value of that associate or jointly controlled entity. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

(c) Intangible assets

Intangible assets are measured initially at cost and amortised on a straight-line basis over their estimated useful lives as follows:

Cold storage, public bonded warehouse and rice storage licences	10 years
Software licences	5 years

(d) Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

(e) Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of the associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium paid less any discount on acquisition in so far as it has not already been written off, amortised or released to the income statement, less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(f) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

Jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus the premium paid less any discount on acquisition in so far as it has not already been written off, amortised or released to the income statement, less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

The Company's investments in jointly controlled entities are stated at cost, as reduced by any identified impairment loss. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(g) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

(h) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(h) Investments in securities (continued)

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

(i) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued annually by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(j) Property, plant and equipment

(i) Hotel properties

Hotel properties and their internal fixed plant are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. Any increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided on a straight-line basis on hotel properties over the remaining terms of the relevant land lease.

(ii) Other properties

Cold storage warehouses and other properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date. Any increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(j) Property, plant and equipment (continued)

(ii) Other properties (continued)

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the cost of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

(iii) Plant and equipment

Plant and equipment are stated at cost less depreciation and accumulated impairment losses.

Depreciation is provided to write off the cost of the plant and equipment over their estimated useful lives after taking into account their estimated residual value, on the reducing balance basis, at the following rates per annum:

	Initial charge upon purchase	Annual charge
Computer equipment	20%	40%
Others	20%	20%

Assets held for leasing are depreciated over the term of the leases.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(k) Properties for sale and under development

Properties held for sale are stated at the lower of cost and net realisable value. Properties under development are stated at cost less any identified impairment loss where appropriate.

Cost comprises the cost of acquisition of properties, construction costs, other direct costs and borrowing costs capitalised. Net realisable value is estimated by management based on prevailing market conditions or where a binding sales agreement is executed, by reference to the agreed selling prices.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(m) Installation contracts

When the outcome of a contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year. When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "amounts due from customers for contract work" (as an asset) or "amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "debtors, deposits and prepayments".

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(n) Unearned insurance premiums

Unearned insurance premiums represent the estimated portion of the premiums written which relate to periods of insurance subsequent to the balance sheet date. Unearned premiums are computed on the net premiums written during the year, after deduction of net commissions and discounts given to customers, apportioned on a straight-line basis over the period insured.

(o) Insurance claims

Claims paid and outstanding comprise claims paid, claims reported but not yet paid as at the balance sheet date and an estimate of claims incurred but not reported which is calculated with reference to foreseeable events, past experiences and trends.

(p) Revenue recognition

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from properties developed for sale, where there are no pre-sales prior to completion of development, is recognised on the execution of a binding sales agreement or when the relevant occupation permit is issued by the relevant government authorities, whichever is the later.

Income from properties pre-sold prior to completion of development is recognised according to the stage of completion and is calculated by reference to the development costs incurred to date as a proportion to the estimated total development costs.

Income from property trading is recognised on the execution of a binding sales agreement.

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customer.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Insurance agency commission is recognised on the effective commencement or renewal dates of the related policies.

Insurance premium is recognised as income when an insurance policy is accepted and the relevant debit note is issued by the Company.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Income from sale of securities is recognised on a trade date basis when the sales agreement becomes unconditional.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the terms of the respective leases.

(q) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group and income on property, plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

3. PRINCIPAL ACCOUNTING POLICIES (continued)

(r) Finance leases

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligation for each accounting period.

(s) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(t) Foreign currencies

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollar. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollar at the rates of exchange ruling on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollar at the rates of exchange ruling at that date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries, associates and jointly controlled entities are translated at the rates ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.

(u) Retirement benefits scheme

The retirement benefit costs charged in the income statement represent the contributions payable in respect of the current year to the Group's defined contribution schemes.

(v) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

4. TURNOVER

An analysis of the Group's turnover by business segment are as follows:

	2002	2001
	HK$'000	*HK$'000*
Marketing, installation and maintenance of lifts and escalators, electrical, mechanical, and environmental engineering	**1,311,517**	1,741,008
Aluminium works and building materials	**329,000**	271,633
Sale, servicing and leasing of motor vehicles	**310,854**	332,360
Property investment and trading	**118,376**	59,851
Sales of and installation of telecommunication, computer and office equipment, provision of IT and network solutions, technical and maintenance services	**735,482**	943,265
Trading of general merchandises	**121,356**	121,081
Insurance business	**301,641**	125,206
Hotel operation	**52,847**	46,127
Others	**57,805**	134,126
	3,338,878	3,774,657

5. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business Segment

For management purposes, the Group is currently organised into eight operating divisions. These divisions are the basis on which the Group reports its primary segment information.

Segment information about these business is presented below.

TURNOVER AND RESULTS

Year ended 31st March, 2002

	Lifts, escalators, electrical, mechancial and environmental *engineering*	Aluminium works and building *materials*	Motor *vehicles*	Property investment and *trading*	Sales and servicing of IT equipment and business *machines*	*Trading*	Insurance *business*	Hotel *operation*	*Others*	Group *total*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TURNOVER										
Total sales	1,313,998	333,366	310,854	163,365	739,395	123,075	315,161	52,847	83,347	3,435,408
Inter-segment sales	(2,481)	(4,366)	–	(44,989)	(3,913)	(1,719)	(13,520)	–	(25,542)	(96,530)
External sales	1,311,517	329,000	310,854	118,376	735,482	121,356	301,641	52,847	57,805	3,338,878

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Lifts, escalators, electrical, mechancial and environmental engineering	Aluminium works and building materials	Motor vehicles	Property investment and trading	Sales and servicing of IT equipment and business machines	Trading	Insurance business	Hotel operation	Others	Group total
RESULTS										
Segment results	107,713	14,863	3,151	43,732	(23,463)	(4,109)	18,368	(8,568)	23,165	174,852
Unallocated corporate expenses										(3,727)
Interest income										23,682
Dividend income										894
Profit from operations										195,701
Finance costs										(57,893)
Share of results of associates	(620)	–	–	10,000	5,135	–	–	–	2,105	16,620
Share of results of jointly controlled entities	1,391	–	–	203	–	–	–	–	(17,561)	(15,967)
Profit before taxation										138,461
Taxation										(22,816)
Profit before minority interests										115,645
Minority interests										(4,183)
Profit for the year										111,462

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segment (continued)

BALANCE SHEET

As at 31st March, 2002

	Lifts, escalators, electrical, mechanical and environmental engineering	Aluminium works and building materials	Motor vehicles	Property investment and trading	Sales and servicing of IT equipment and business machines	Trading	Insurance business	Hotel operation	Others	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
ASSETS										
Segment assets	718,420	410,593	53,086	2,236,204	344,717	89,288	479,499	207,623	462,692	5,002,122
Interests in associates	–	–	–	40,181	18,646	–	–	–	38,107	96,934
Interests in jointly controlled entities	(2,801)	–	–	7,442	–	–	–	–	35,169	39,810
Unallocated corporate assets										30,702
Consolidated total assets										5,169,568
LIABILITIES										
Segment liabilities	254,580	333,722	6,722	221,250	85,812	24,275	322,204	13,139	41,066	1,302,770
Unallocated corporate liabilities										1,304,260
Consolidated total liabilities										2,607,030

OTHER INFORMATION

Year ended 31st March, 2002

	Lifts, escalators, electrical, mechanical and environmental engineering	Aluminium works and building materials	Motor vehicles	Property investment and trading	Sales and servicing of IT equipment and business machines	Trading	Insurance business	Hotel operation	Others	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Capital additions	5,965	1,001	1,018	13,910	9,981	199	309	37,386	249,701	319,470
Depreciation and amortisation	10,074	1,905	808	19,235	7,309	460	817	14,810	3,987	59,405
Deficit (surplus) on property revaluation recognised in income statement	(322)	–	–	(5,450)	309	–	–	–	–	(5,463)
Loss (profit) on disposal of property, plant and equipment	279	107	75	(640)	4,855	–	–	19	179	4,874

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segment (continued)

TURNOVER AND RESULTS

Year ended 31st March, 2001

	Lifts, escalators, electrical, mechanical and environmental engineering	Aluminium works and building materials	Motor vehicles	Property investment and trading	Sales and servicing of IT equipment and business machines	Trading	Insurance business	Hotel operation	Others	Group total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
TURNOVER										
Total sales	1,741,008	271,633	332,360	116,134	947,782	121,242	138,299	46,127	157,478	3,872,063
Inter-segment sales	–	–	–	(56,283)	(4,517)	(161)	(13,093)	–	(23,352)	(97,406)
External sales	1,741,008	271,633	332,360	59,851	943,265	121,081	125,206	46,127	134,126	3,774,657

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Lifts, escalators, electrical, mechanical and environmental engineering	Aluminium works and building materials	Motor vehicles	Property investment and trading	Sales and servicing of IT equipment and business machines	Trading	Insurance business	Hotel operation	Others	Group total
RESULTS										
Segment results	182,005	84,625	1,680	46,256	15,102	(3,742)	(8,100)	(685)	(33,422)	283,719
Unallocated corporate expenses										(4,661)
Interest income										41,383
Dividend income										811
Profit from operations										321,252
Finance costs										(83,795)
Share of results of associates	–	–	–	22	5,109	–	–	–	(14,883)	(9,752)
Share of results of jointly controlled entities	796	–	–	5,177	–	–	–	–	1	5,974
Profit before taxation										233,679
Taxation										(49,460)
Profit before minority interests										184,219
Minority interests										(12,460)
Profit for the year										171,759

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segment (continued)

BALANCE SHEET

As at 31st March, 2001

	Lifts, escalators, electrical, mechanical and environmental engineering	Aluminium works and building materials	Motor vehicles	Property investment and trading	Sales and servicing of IT equipment and business machines	Trading	Insurance business	Hotel operation	Others	Group total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
ASSETS										
Segment assets	689,726	382,061	67,706	2,446,659	476,730	83,676	222,535	180,277	176,293	4,725,663
Interests in associates	–	–	–	30,801	16,837	–	–	–	38,226	85,864
Interests in jointly controlled entities	(3,979)	–	–	6,860	–	–	–	–	–	2,881
Unallocated corporate assets										33,197
Consolidated total assets										4,847,605
LIABILITIES										
Segment liabilities	264,667	307,537	6,866	338,484	98,547	18,994	123,843	7,207	123,924	1,290,069
Unallocated corporate liabilities										1,050,862
Consolidated total liabilities										2,340,931

OTHER INFORMATION

Year ended 31st March, 2001

	Lifts, escalators, electrical, mechanical and environmental engineering	Aluminium works and building materials	Motor vehicles	Property investment and trading	Sales and servicing of IT equipment and business machines	Trading	Insurance business	Hotel operation	Others	Group total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Capital additions	11,322	2,928	456	110,302	13,386	67	176	31,506	503	170,646
Depreciation and amortisation	11,006	2,004	856	15,313	10,996	415	880	13,499	418	55,387
Deficit on property revaluation recognised in income statement	189	–	–	634	632	55	–	–	–	1,510
Loss on disposal of property, plant and equipment	555	70	15	2	3,398	2	2	235	12	4,291

5. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Geographical Segments

The Group's operations in marketing, installation and maintenance of lifts and escalators, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment and environmental engineering are located in Hong Kong, Singapore and other regions in the People's Republic of China (the "PRC"). Supply and installation of building materials and equipment are carried out in Hong Kong and the PRC. Sales, servicing and leasing of motor vehicles are carried out in Canada. Provision of telecommunication, IT and network solution, sales and servicing of computer and office equipment are mainly carried out in Hong Kong, the PRC and Thailand. Trading of general merchandises are carried out in Hong Kong and USA. Property investment and trading activities are mainly carried out in Hong Kong and the PRC. Insurance business is conducted in Hong Kong. Hotel operations are carried out in the PRC and Canada.

	Turnover by geographical market		Contribution to profit (loss) from operations	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	**2,289,551**	2,563,990	**143,529**	212,250
The PRC	**369,615**	372,501	**748**	55,312
Canada	**325,349**	349,136	**8,921**	6,968
Singapore	**135,259**	164,118	**33,908**	32,852
U.S.A.	**86,995**	90,681	**4,951**	4,132
Thailand	**111,519**	141,433	**9,598**	9,227
Others	**20,590**	92,798	**(5,954)**	511
	3,338,878	3,774,657	**195,701**	321,252

The following is an analysis of the carrying amounts of segment assets and additions to investment properties, property, plant and equipment and intangible assets analysed by the geographical area in which the assets are located:

	Carrying amounts of segment assets		Additions to investment properties, other properties, plant and equipment and intangible assets	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	**3,415,847**	3,046,135	**265,605**	122,840
The PRC	**1,033,367**	1,101,590	**47,877**	38,467
Canada	**196,893**	195,678	**1,018**	456
Singapore	**330,091**	320,959	**470**	1,470
U.S.A.	**62,243**	71,113	**189**	52
Thailand	**66,995**	73,493	**1,873**	877
Others	**64,132**	38,637	**2,438**	6,484
	5,169,568	4,847,605	**319,470**	170,646

6. OTHER REVENUE

	2002	2001
	HK$'000	HK$'000
Included in other revenue are:		
Interest from bank and other deposits	**19,766**	36,072
Interest earned on debt securities	**3,916**	5,311
Dividend income from listed securities	**894**	811
Impairment loss on interests in associates written back	**–**	3,000
Management fee income	**2,184**	7,114
Exchange gain	**532**	–
Surplus on revaluation of other properties	**5,463**	–

7. OTHER OPERATING EXPENSES

	2002 HK$'000	2001 HK$'000
Included in other operating expenses are:		
Deficit on revaluation of other properties	–	1,510
Allowance for bad and doubtful debts	**20,377**	3,039
Loss on disposal of property, plant and equipment	**4,874**	4,291
Exchange loss	–	23,441

8. PROFIT FROM OPERATIONS

	2002 HK$'000	2001 HK$'000
Profit from operations is arrived at after charging:		
Depreciation on property, plant and equipment		
Own assets	**57,489**	55,344
Assets held under finance leases	**2**	43
	57,491	55,387
Less: Amount capitalised to contract work	**(51)**	(71)
	57,440	55,316
Amortisation of goodwill (included in other operating expenses)	**1,830**	–
Amortisation of intangible assets (included in other operating expenses)	**84**	–
Auditors' remuneration	**4,680**	4,876
Staff costs including directors' emoluments *(note a)*	**556,280**	554,786
Less: Amount capitalised to contract work	**(26,110)**	(18,694)
	530,170	536,092
Operating lease payments in respect of leasing of		
Premises	**32,792**	31,805
Others	**695**	687
	33,487	32,492
Net realised and unrealised holding loss on investments in securities	–	30,165
and crediting:		
Gross rental income from properties of HK$76,698,000 (2001: HK$58,781,000) less outgoings (note b)	**61,348**	46,139
Gross earnings from leasing of equipment of HK$866,723 (2001: HK$434,000) less outgoings	**715**	253
Net realised and unrealised holding gain on investments in securities	**12,217**	–

8. PROFIT FROM OPERATIONS (continued)

Notes:

(a) Staff costs included an amount of HK$3,545,000 (2001: HK$4,826,000) in respect of redundancy payments made to staff and an amount of HK$21,894,000 (2001: HK$17,165,000) in respect of retirement benefits scheme contributions, net of forfeited contributions.

(b) Included in rental income is an amount of HK$2,147,000 (2001: HK$2,303,000) less outgoings of HK$813,000 (2001: HK$943,000) received from jointly controlled assets.

9. FINANCE COSTS

	2002 HK$'000	2001 HK$'000
Interest on bank loans, overdrafts and other borrowings wholly repayable within 5 years	**59,681**	85,270
Interest on other borrowings	**981**	2,636
Finance lease charges	**1**	11
	60,663	87,917
Less: Amount capitalised to contract work	**(2,770)**	(4,122)
	57,893	83,795

Borrowing costs capitalised are based on actual interest cost incurred during the construction or acquisition of qualifying assets. The average interest rate during the year was 4% (2001: 8%).

10. TAXATION

	2002 HK$'000	2001 HK$'000
The charge (credit) comprises:		
Company and subsidiaries		
Current year profits tax		
Hong Kong *(note a)*	**21,050**	35,527
Overseas *(note b)*	**12,673**	13,088
Prior year's profits tax *(note c)*		
Hong Kong	**(12,000)**	–
Deferred taxation		
Hong Kong	**–**	(180)
	21,723	48,435
Share of taxation of associates	**881**	805
Share of taxation of jointly controlled entities	**212**	220
	22,816	49,460

Notes:

(a) Provision for Hong Kong profits tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

(b) Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

(c) Prior year's profits tax represents reversal of provision made on the capital gain on disposal of a subsidiary.

Details of the potential deferred tax (credit) charge not provided for in the year are set out in note 37.

11. DIVIDENDS

	2002 HK$'000	2001 HK$'000
Interim dividend paid HK$0.020 per share on 1,275,112,025 shares (2001: HK$0.025 per share on 1,202,859,743 shares)	**25,502**	30,071
Final dividend proposed HK$0.015 per share on 1,275,112,025 shares (2001: HK$0.035 per share on 1,230,904,366 shares)	**19,127**	43,082
Final dividend for prior year on additional shares issued before the closing of the register of members for the dividend	**–**	61
	44,629	73,214

The amount of final dividend payable for the year ended 31st March, 2002 has been computed on the assumption that no grantees of share options will subscribe for shares prior to the record date for payment of dividend. Dividends payable would increase by HK$512,000 if all grantees of share options exercised their rights to subscribe for shares before the closing of register of members for the current year's final dividend.

Shareholders have an option to receive new shares of the Company in lieu of cash for the interim dividend for the year ended 31st March, 2001 and final dividend for both years.

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic earnings per share	**111,462**	171,759
Adjustment to the share of results of subsidiaries based on dilution of their earnings per share	**–**	(68)
Earnings for the purposes of diluted earnings per share	**111,462**	171,691

	Number of shares '000	'000
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,248,951	1,182,860
Effect of dilutive potential ordinary shares: Share options *(note)*	5,439	11,093
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,254,390	1,193,953

Note: The calculation of diluted earnings per share does not assume the exercise of certain outstanding share options as their exercise prices were higher than the average market prices per share during the year ended 31st March, 2001 and 2002.

13. INVESTMENT PROPERTIES

	Hong Kong under medium-term leases HK$'000	PRC under medium-term leases HK$'000	Overseas on freehold land HK$'000	Total HK$'000
THE GROUP				
AT VALUATION				
At 1st April, 2001	186,083	9,600	182,221	377,904
Transfers	28,500	–	–	28,500
Deficit on revaluation	(15,500)	(460)	(20,352)	(36,312)
Exchange adjustments	–	–	(3,627)	(3,627)
At 31st March, 2002	199,083	9,140	158,242	366,465

Notes:

(a) Investment properties in Hong Kong with carrying value of HK$21,333,000 (2001: HK$23,333,000) represent the Group's share of interest in jointly controlled assets.

(b) Properties were revalued on an open market value based on existing use basis on 31st March, 2002 by independent professional valuers. Properties in Hong Kong and PRC were revalued by Knight Frank and DTZ Debenham Tie Leung Limited. Overseas properties were revalued by CB Richard Ellis (Pte) Ltd and DTZ *Debenham Tie Leung Limited.*

(c) Charges were created on the investment properties with a total carrying value of HK$185,472,000 (2001: HK$170,972,000) to secure bank loans and other facilities extended to the Group as disclosed in note 28.

(d) Gross rental income derived from investment properties for the year amounted to HK$20,426,000 (2001: HK$19,154,000).

14. PROPERTY, PLANT AND EQUIPMENT

	Properties for own use HK$'000	Hotel properties HK$'000	Cold storage warehouse HK$'000	Machinery, tools transmitters and tele-communication equipment HK$'000	Furniture, fixtures, other equipment, yacht, and motor vehicle held for own use HK$'000	Furniture, fixtures, other equipment, yacht, and motor vehicle held for leasing HK$'000	Total HK$'000
THE GROUP							
AT COST OR VALUATION							
At 1st April, 2001	736,325	107,722	–	78,986	163,000	1,106	1,087,139
Additions	–	28,098	239,039	7,698	37,961	1,774	314,570
Disposals	(1,220)	–	–	(16,425)	(6,630)	(440)	(24,715)
Transfers	(28,500)	29,833	–	–	84	(84)	1,333
Surplus (deficit) on revaluation	(32,008)	(227)	30,961	–	–	–	(1,274)
Exchange adjustments	(669)	(855)	–	(240)	(217)	15	(1,966)
At 31st March, 2002	673,928	164,571	270,000	70,019	194,198	2,371	1,375,087
ACCUMULATED DEPRECIATION							
At 1st April, 2001	–	–	–	38,440	95,401	290	134,131
Charge for the year	14,563	6,163	877	9,306	26,268	314	57,491
Eliminated upon disposals	–	–	–	(8,707)	(2,577)	(221)	(11,505)
Transfers	–	–	–	–	(21)	21	–
Eliminated upon revaluation	(14,563)	(6,163)	(877)	–	–	–	(21,603)
Exchange adjustments	–	–	–	5	(63)	2	(56)
At 31st March, 2002	–	–	–	39,044	119,008	406	158,458
NET BOOK VALUES							
At 31st March, 2002	673,928	164,571	270,000	30,975	75,190	1,965	1,216,629
At 31st March, 2001	736,325	107,722	–	40,546	67,599	816	953,008

An analysis of the cost and valuation of the Group's property, plant and equipment is as follows:

	Properties for own use	Hotel properties	Cold storage warehouse	Machinery, tools transmitters and tele-communication equipment	Held for own use	Held for leasing	Total
At cost	–	–	–	70,019	194,198	2,371	266,588
At 2002 professional valuation	670,841	153,683	270,000	–	–	–	1,094,524
At 2002 directors' valuation	3,087	10,888	–	–	–	–	13,975
	673,928	164,571	270,000	70,019	194,198	2,371	1,375,087

14. PROPERTY, PLANT AND EQUIPMENT (continued)

Notes:

(a) The net book value of properties comprises:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
In Hong Kong under:		
Long lease	**185,110**	185,800
Medium-term lease	**646,910**	436,380
In PRC under:		
Long lease	**69,967**	12,112
Medium-term lease	**54,518**	55,554
Short lease	**540**	590
Overseas:		
On free-hold land	**130,863**	131,848
Long lease	**15,864**	16,621
Medium-term lease	**4,727**	5,142
	1,108,499	844,047

(b) Properties were revalued on 31st March, 2002 on an open market value existing use basis. Certain properties in the PRC were revalued by the directors. Properties other than the above-mentioned were revalued by independent professional valuers, Knight Frank, DTZ Debenham Tie Leung Limited, CKS Property Consultants Pte Ltd, CIBI Information, Inc. and Insignia Brooke (Thailand) Limited.

(c) Had the properties been carried at cost less accumulated depreciation, the carrying value as at 31st March, 2002 would have been HK$1,105,733,000 (2001: HK$827,355,000).

(d) Charges were created on the properties with a total carrying value of HK$740,709,000 (2001: HK$547,054,000) to secure bank loans and other facilities extended to the Group as disclosed in notes 28 and 38.

(e) The net book value of machinery, tools and equipment held under finance leases amounted to HK$13,000 (2001: HK$160,000).

15. PROPERTIES UNDER DEVELOPMENT

	PRC hotel property under medium-term lease	Overseas properties on freehold land	Total
	HK$'000	*HK$'000*	*HK$'000*
THE GROUP			
AT COST			
At 1st April, 2001	29,833	5,719	35,552
Exchange adjustments	–	(84)	(84)
Transfers	(29,833)	–	(29,833)
At 31st March, 2002	–	5,635	5,635

16. NEGATIVE GOODWILL

The negative goodwill arose from acquisition of additional interest in a subsidiary.

17. INTANGIBLE ASSETS

THE GROUP	Cold storage, public bonded warehouse and rice storage licences *HK$'000*	Software licences *HK$'000*	Total *HK$'000*
COST			
At 1st April, 2001	–	–	–
Additions	3,000	1,900	4,900
At 31st March, 2002	3,000	1,900	4,900
AMORTISATION			
At 1st April, 2001	–	–	–
Charge for the year	37	47	84
At 31st March, 2002	37	47	84
NET BOOK VALUES			
At 31st March, 2002	2,963	1,853	4,816
At 31st March, 2001	–	–	–

18. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2002 *HK$'000*	2001 *HK$'000*
Cost less impairment loss recognised in respect of		
Shares listed in		
Hong Kong	**171,463**	171,225
Singapore	**77,014**	77,014
Unlisted shares	**1,025,589**	985,165
Amounts due from subsidiaries less allowance	**264,021**	249,522
	1,538,087	1,482,926
Market value of listed shares		
Hong Kong	**102,194**	112,921
Singapore	**150,944**	86,600

Particulars regarding the principal subsidiaries as at 31st March, 2002 are set out on pages 72 to 76.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore the subsidiaries as set out are those which principally affected the results or assets of the Group.

19. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Share of net assets				
Associate listed in Hong Kong	**24,764**	25,157	**–**	–
Unlisted associates	**69,714**	51,900	**–**	–
Negative goodwill on acquisition	**(309)**	–	**–**	–
Cost less impairment loss				
Associate listed in Hong Kong	**–**	–	**18,108**	17,874
Amounts due from associates	**2,765**	8,807	**–**	–
	96,934	85,864	**18,108**	17,874
Market value of listed associate	**16,983**	16,561	**13,803**	13,381

The negative goodwill arose from acquisition of additional interests in an associate listed in Hong Kong.

Particulars regarding the principal associates as at 31st March, 2002 are set out on page 77.

The Directors are of the opinion that a complete list of the particulars of all associates would be of excessive length and therefore the associates as set out are those which principally affected the results or net assets of the Group.

20. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP		THE COMPANY	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Share of net assets	**27,930**	2,881	**–**	–
Goodwill on acquisition less amortisation *(note b)*	**11,880**	–	**–**	–
Cost less impairment loss	**–**	–	**54,563**	–
	39,810	2,881	**54,563**	–

Notes:

(a) *Particulars regarding the principal jointly controlled entities as at 31st March, 2002 are set out on page 78.*

The Directors are of the opinion that a complete list of the particulars of all jointly controlled entities would be of excessive length and therefore the jointly controlled entities as set out are those which principally affected the results or net assets of the Group.

(b) Goodwill on acquisition

	THE GROUP HK$'000
COST	
At 1st April, 2001	–
Arising on acquisitions of jointly controlled entities during the year	13,710
At 31st March, 2002	13,710
AMORTISATION	
At 1st April, 2001	–
Charge for the year	1,830
At 31st March, 2002	1,830
NET BOOK VALUE	
At 31st March, 2002	11,880
At 31st March, 2001	–

21. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Held to maturity securities:				
Debt securities, unlisted	72,322	–	–	–
Other investments:				
Equity securities				
Listed				
Hong Kong	8,574	11,413	4,134	5,750
Overseas	20,663	–	–	–
Unlisted	400	–	–	–
Debt securities				
Listed, overseas	28,860	38,728	16,936	–
Unlisted	85,717	4,448	–	–
Other unlisted unit trusts	90,535	–	–	–
	307,071	54,589	21,070	5,750
Market values of listed securities:				
Equity securities				
Hong Kong	8,574	11,413	4,134	5,750
Overseas	20,663	–	–	–
Debt securities				
Overseas	28,860	38,728	16,936	–
	58,097	50,141	21,070	5,750
Carrying value analysed for reporting purposes are:				
Non-current	77,001	5,780	4,134	5,750
Current	230,070	48,809	16,936	–
	307,071	54,589	21,070	5,750

22. INVENTORIES

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Raw materials	**10,171**	34,235
Inventories held for resale	**151,848**	199,938
Consumable stores	**26,423**	10,359
	188,442	244,532

The cost of inventories recognised as an expense during the year was HK$977,600,000 (2001: HK$1,159,336,000).

At 31st March, 2002, inventories held for resale include an amount of HK$85,643,000 (2001: HK$86,114,000) carried at net realisable value.

23. PROPERTIES FOR SALE

The cost of properties sold during the year amounted to HK$38,928,000 (2001: HK$3,135,000).

At 31st March, 2002, properties for sale include an amount of HK$460,961,000 (2001: HK$413,900,000) carried at net realisable value.

At 31st March, 2002, properties for sale include the Group's share of interest in jointly controlled assets with an aggregate book value of HK$17,151,000 (2001: HK$17,151,000).

24. DEBTORS, DEPOSITS AND PREPAYMENTS

At 31st March, 2002, included in debtors, deposits and prepayments are the Group's share of debtors in relation to jointly controlled assets of HK$518,000 (2001: HK$790,000).

At 31st March, 2002, included in debtors, deposits and prepayments are trade debtors of HK$711,915,000 (2001: HK$706,231,000). The aged analysis of trade debtors is as follows:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
0 – 60 days	**611,329**	578,204
61 – 90 days	**38,764**	34,553
Over 90 days	**61,822**	93,474
	711,915	706,231

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days.

25. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	**3,911,554**	4,209,048
Recognised profits less losses recognised	**281,676**	408,560
	4,193,230	4,617,608
Less: Progress billings	**(4,149,270)**	(4,538,608)
	43,960	79,000
Represented by:		
Amounts due from customers included in current assets	**86,982**	84,688
Amounts due to customers included in current liabilities	**(43,022)**	(5,688)
	43,960	79,000

At 31st March, 2002, retention monies held by customers for contract work amounted to HK$77,389,000 (2001: HK$119,571,000). Advances received from customers for contract work amounted to HK$23,947,000 (2001: HK$8,840,000).

26. CREDITORS, DEPOSITS AND ACCRUALS

At 31st March, 2002, included in creditors, deposits and accruals are the Group's share of liabilities incurred in relation to jointly controlled assets of HK$623,000 (2001: HK$653,000).

At 31st March, 2002, included in creditors, deposits and accruals are trade creditors of HK$174,732,000 (2001: HK$364,194,000). The aged analysis of the trade creditors is as follows:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
0 – 60 days	**135,170**	338,211
61 – 90 days	**6,291**	8,931
Over 90 days	**33,271**	17,052
	174,732	364,194

27. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
THE GROUP				
Amounts payable under finance leases:				
Within one year	**5**	46	**3**	45
In the second to fifth years inclusive	**12**	–	**8**	–
	17	46	**11**	45
Less: future finance charges	**(6)**	(1)	**–**	–
	11	45	**11**	45
Less: amount due within one year shown under current liabilities			**(3)**	(45)
Amount due for settlement after 12 months			**8**	–

The Group leased certain of its equipment under finance leases. The average lease term is 4 years. For the year ended 31 March, 2002, the average effective borrowing rate was 11.8%. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

28. BANK LOANS AND OVERDRAFTS

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The maturity of the bank loans and overdrafts is as follows:				
Repayable within one year	**526,465**	365,357	**100,570**	–
Repayable within a period of:				
more than 1 year but not exceeding 2 years	**94,608**	174,520	**–**	100,000
more than 2 years but not exceeding 5 years	**253,417**	181,670	**–**	–
more than 5 years	**393,511**	249,774	**–**	–
	1,268,001	971,321	**100,570**	100,000
Less: amount due within one year shown under current liabilities	**(526,465)**	(365,357)	**(100,570)**	–
	741,536	605,964	**–**	100,000
Secured	**879,557**	635,328	**–**	–
Unsecured	**388,444**	335,993	**100,570**	100,000
	1,268,001	971,321	**100,570**	100,000

Bank loans and overdrafts of HK$879,557,000 (2001: HK$635,328,000) are secured by charges on certain properties and other assets of the Group with an aggregate carrying value of HK$1,855,339,000 (2001: HK$1,323,689,000). The bank loans carry interest at commercial rates and are repayable by monthly instalments, the last of which falls due in the year 2012.

29. OTHER SECURED LOANS

	THE GROUP		THE COMPANY	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
The maturity of the loans is as follows:				
Repayable within one year	–	3,382	–	–
Repayable within a period of:				
more than 1 year but not exceeding 2 years	–	3,508	–	–
more than 2 years but not exceeding 5 years	–	11,296	–	–
over 5 years	–	4,036	–	–
	–	22,222	–	–
Less: amount due within one year shown under current liabilities	–	(3,382)	–	–
	–	18,840	–	–

Other loans, which were secured by fixed charges on certain properties of the Group with an aggregate carrying value of HK$12,613,000 and carried interest at commercial rates, were fully repaid during the year ended 31st March, 2002.

30. SHARE CAPITAL

	Number of ordinary shares of HK$0.25 each	Nominal value HK$'000
Authorised:		
At 31st March, 2001 and 2002	1,700,000,000	425,000
Issued and fully paid:		
At 1st April, 2000	1,165,654,152	291,413
Issue of shares in lieu of cash dividends	64,038,214	16,010
Issue of shares under share option scheme	1,212,000	303
At 31st March, 2001	1,230,904,366	307,726
Issue of shares in lieu of cash dividends	44,207,659	11,052
At 31st March, 2002	1,275,112,025	318,778

Notes:

(a) Authorised and issued share capital

There were no changes in the authorised share capital during the two years ended 31st March, 2002.

During the year ended 31st March, 2002, 44,207,659 (2001: 35,993,591 and 28,044,623) shares were issued in lieu of cash dividends payable to the shareholders at a price of HK$0.5016 (2001: HK$0.5700 and HK$0.5377 respectively) per share, giving a total consideration of approximately HK$22,175,000 (2001: HK$35,596,000). During the year ended 31st March, 2001, 512,000 and 700,000 shares were issued on exercise of options under share option scheme at a price of HK$0.6464 and HK$0.5376 per share respectively, giving a total consideration of approximately HK$707,000. No options were exercised under share option scheme of the Company during the year ended 31st March, 2002.

(b) Share option scheme of the Company

At 31st March, 2002, the following options to subscribe for shares of the Company were outstanding under the share option scheme of the Company:

Exercise price per share : HK$0.4880
Exercise period : 30/06/2000 – 29/06/2003
Number of options : 34,150,000

31. RESERVES

THE GROUP

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Property revaluation reserve: Investment properties HK$'000	Property revaluation reserve: Other properties HK$'000	Exchange fluctuation reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st April, 2000									
– as originally stated	350,227	286,198	7,526	66,132	90,559	(12,065)	–	962,323	1,750,900
– prior period adjustments	–	674	–	–	–	–	58,283	(674)	58,283
– as restated	350,227	286,872	7,526	66,132	90,559	(12,065)	58,283	961,649	1,809,183
Final dividend for 2000 paid	–	–	–	–	–	–	(58,283)	–	(58,283)
Dilution of interests in subsidiaries and associates	–	(999)	–	–	3	(2)	–	338	(660)
Issue of new shares	19,990	–	–	–	–	–	–	–	19,990
Share issue expenses	(21)	–	–	–	–	–	–	–	(21)
Transfer *(note a)*	–	–	–	–	444	(444)	–	–	–
Surplus (deficit) on revaluation of properties	–	–	–	(19,422)	7,598	–	–	–	(11,824)
Profit for the year	–	–	–	–	–	–	–	171,759	171,759
Dividends	–	–	–	–	–	–	43,082	(73,214)	(30,132)
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	–	(9,160)	–	–	(9,160)
Goodwill on acquisition of additional interests in subsidiaries and associates	–	(17,315)	–	–	–	–	–	–	(17,315)
At 31st March, 2001	370,196	268,558	7,526	46,710	98,604	(21,671)	43,082	1,060,532	1,873,537
Final dividend for 2001 paid	–	–	–	–	–	–	(43,082)	–	(43,082)
Issue of new shares	11,123	–	–	–	–	–	–	–	11,123
Share issue expenses	(34)	–	–	–	–	–	–	–	(34)
Released on disposal of properties	–	–	–	(741)	(158)	–	–	158	(741)
(Deficit) surplus on revaluation of properties	–	–	–	(30,300)	14,813	–	–	–	(15,487)
Released to income statement on liquidation of subsidiaries	–	735	–	–	–	–	–	–	735
Profit for the year	–	–	–	–	–	–	–	111,462	111,462
Dividends	–	–	–	–	–	–	19,127	(44,629)	(25,502)
Exchange difference on translation of financial statements of overseas subsidiaries	–	–	–	–	–	(3,134)	–	–	(3,134)
At 31st March, 2002	381,285	269,293	7,526	15,669	113,259	(24,805)	19,127	1,127,523	1,908,877

31. RESERVES (continued)

Notes:

(a) Exchange difference on translation included in property revaluation reserve disclosed in the previous years' financial statements is re-analysed and reclassified to exchange fluctuation reserve.

(b) Retained profits of the Group include losses of approximately HK$33,856,000 (2001: HK$42,796,000) and HK$31,952,000 (2001: HK$15,773,000) sustained by associates and jointly controlled entities respectively.

(c) Capital reserve includes HK$84,975,000 (2001: HK$85,767,000) in respect of goodwill and HK$26,459,000 (2001: HK$26,459,000) in respect of negative goodwill. Goodwill of HK$792,000 (2001: HK$ Nil) was released to income statement in the year upon dissolution of a subsidiary and goodwill of HK$17,315,000 arising from acquisition of additional interests in subsidiaries and associates during the year ended 31st March, 2001 was charged against the capital reserve.

THE COMPANY

	Share Premium	Contributed surplus	Capital redemption reserve	Dividend reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Balance at 1st April, 2000						
– as originally stated	350,227	95,325	7,526	–	539,301	992,379
– prior period adjustment	–	–	–	58,283	(11,515)	46,768
– as restated	350,227	95,325	7,526	58,283	527,786	1,039,147
Final dividend for 2000 paid	–	–	–	(58,283)	–	(58,283)
Issue of new shares	19,990	–	–	–	–	19,990
Share issue expenses	(21)	–	–	–	–	(21)
Unclaimed dividends written back	–	59	–	–	–	59
Profit for the year	–	–	–	–	247,023	247,023
Dividends	–	–	–	43,082	(73,214)	(30,132)
Balance at 31st March, 2001	370,196	95,384	7,526	43,082	701,595	1,217,783
Final dividend for 2001 paid	–	–	–	(43,082)	–	(43,082)
Issue of new shares	11,123	–	–	–	–	11,123
Share issue expenses	(34)	–	–	–	–	(34)
Unclaimed dividends written back	–	33	–	–	–	33
Profit for the year	–	–	–	–	129,946	129,946
Dividends	–	–	–	19,127	(44,629)	(25,502)
Balance at 31st March, 2002	381,285	95,417	7,526	19,127	786,912	1,290,267

Contributed surplus represents the difference arising between the value of net assets acquired and the nominal amount of the Company's shares issued upon the reorganisation in 1989 less dividends paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders.

At 31st March, 2002, the Company's reserves available for distribution to shareholders amounted to HK$882,329,000 (2001: HK$796,979,000).

32. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2002 HK$'000	2001 HK$'000
Profit before taxation	**138,461**	233,679
Share of results of associates	**(16,620)**	9,752
Share of results of jointly controlled entities	**15,967**	(5,974)
Interest income	**(23,682)**	(41,383)
Interest expenses	**57,892**	83,784
Dividend income from investments in securities	**(894)**	(811)
Finance lease charges	**1**	11
Depreciation	**57,440**	55,316
Amortisation of goodwill	**1,830**	–
Amortisation of intangible assets	**84**	–
Loss on liquidation of subsidiaries	**735**	–
Net loss on disposal of property, plant and equipment	**4,874**	4,291
(Surplus) deficit on revaluation of other properties	**(5,463)**	1,510
Gain on disposal of an associate	**–**	(13)
Impairment loss on interests in associates written back	**–**	(3,000)
Impairment loss on interests in jointly controlled entities written back	**(378)**	(1,175)
(Increase) decrease in investments in securities	**(252,482)**	76,317
Decrease in properties for sale	**104,150**	16,577
Decrease in inventories	**56,876**	7,860
Decrease in amounts due from customers for contract work	**523**	66,550
Decrease in debtors, deposits and prepayments	**30,109**	78,903
Increase (decrease) in amounts due to customers for contract work	**37,410**	(68,151)
Decrease in other short-term unlisted investments	**–**	38,364
Decrease in bills payable	**(56,838)**	(7,701)
(Decrease) increase in creditors, deposits and accruals	**(116,805)**	4,921
Increase in unearned insurance premiums	**90,773**	75,409
Increase in outstanding insurance claims	**83,026**	18,941
Decrease in construction costs payable	**(46,197)**	(73,114)
Decrease in deferred service income	**(11,461)**	(2,575)
Exchange difference	**1,668**	18,871
Net cash inflow from operating activities	**150,999**	587,159

33. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Bank and other loans HK$'000	Share capital and premium HK$'000	Obligations under finance leases HK$'000	Minority interests HK$'000
At 1st April, 2000	688,365	641,640	161	364,382
Net cash inflow (outflow) from financing	67,209	686	(116)	(24,316)
Issue of shares in lieu of cash dividends	–	35,596	–	–
Share of profits and reserves by minority shareholders of subsidiaries	–	–	–	4,572
Dividends paid to minority shareholders of subsidiaries	–	–	–	(19,227)
Effect of changes in foreign exchange rates	(7,663)	–	–	–
At 31st March, 2001	747,911	677,922	45	325,411
Net cash inflow (outflow) from financing	465,205	(34)	(48)	24,700
Share of profits and reserves by minority shareholders of subsidiaries	–	–	–	(1,788)
Issue of shares in lieu of cash dividends	–	22,175	–	–
Acquisition of additional interests in subsidiaries from minority shareholders	–	–	–	(299)
Inception of new finance lease	–	–	14	–
Dividends paid to minority shareholders of subsidiaries	–	–	–	(11,985)
Effect of changes in foreign exchange rates	(673)	–	–	(1,156)
At 31st March, 2002	1,212,443	700,063	11	334,883

34. MAJOR NON-CASH TRANSACTIONS

During the year ended 31st March, 2002, 44,207,659 (2001: 64,038,214) shares were issued in lieu of cash dividends payable to the shareholders at a total consideration of approximately HK$22,175,000 (2001: HK$35,596,000).

35. ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

	2002 HK$'000	2001 HK$'000
Cash and bank balances	**683,684**	705,242
Bank loans and overdrafts	**(55,558)**	(245,632)
	628,126	459,610

36. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Particulars of the emoluments paid to the Directors of the Company are as follows:

	2002 HK$'000	2001 HK$'000
Fees	**450**	450
Salaries, allowances and benefits in kind	**19,557**	19,051
Contributions to retirement scheme	**667**	453
	20,674	19,954

Apart from the Directors' fees of HK$450,000 (2001: HK$450,000), no other emoluments were paid or are payable to the Independent Non-executive Directors.

Emoluments of the Directors fall within the following bands:

	Number of Directors	
Bands	2002	2001
Nil – HK$1,000,000	**3**	3
HK$1,000,001 – HK$1,500,000	**3**	3
HK$1,500,001 – HK$2,000,000	**1**	2
HK$2,000,001 – HK$2,500,000	**1**	–
HK$2,500,001 – HK$3,000,000	**–**	1
HK$3,000,001 – HK$3,500,000	**1**	–
HK$8,500,001 – HK$9,000,000	**1**	–
HK$9,000,001 – HK$9,500,000	**–**	1

The five highest paid individuals include four (2001: four) directors and the total emoluments paid to the five highest paid individuals for both years are as follows:

	2002 HK$'000	2001 HK$'000
Salaries, allowances and benefits in kind	**17,202**	16,826
Contributions to retirement scheme	**560**	308
	17,762	17,134

The emoluments of the five highest paid individuals fall within the following bands:

	Number of individuals	
Bands	2002	2001
HK$1,500,001 – HK$2,000,000	**2**	3
HK$2,000,001 – HK$2,500,000	**1**	–
HK$2,500,001 – HK$3,000,000	**–**	1
HK$3,000,001 – HK$3,500,000	**1**	–
HK$8,500,001 – HK$9,000,000	**1**	–
HK$9,000,001 – HK$9,500,000	**–**	1

37. DEFERRED TAXATION

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the financial statements of the Group are as follows:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Tax effect of timing difference because of:		
Excess of depreciation over tax allowances	**509**	2,623
Unutilised tax losses	**134,196**	116,894
Other timing differences	**1,329**	293
	136,034	119,810

The amount of the unrecognised tax (credit) charge for the year is as follows:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Tax effect of timing difference because of		
Excess of tax allowances over depreciation	**2,114**	2,944
Tax losses arising	**(17,302)**	(19,743)
Other timing differences	**(1,036)**	1,514
	(16,224)	(15,285)

Deferred tax asset of the Group has not been recognised in the financial statements as it is not certain that the tax asset will be utilised in the foreseeable future.

Deferred tax has not been accounted for on the surplus or deficit arising on the revaluation of properties in Hong Kong, Singapore and Thailand as profits or losses arising on the disposal of these properties would not be subject to taxation.

Deficit arising on revaluation of the Group's properties in the PRC would not be available to offset other taxable profit and accordingly, these revaluations do not constitute a timing difference for deferred tax purposes.

The potential deferred tax assets attributable to unutilised tax losses of foreign subsidiaries at the balance sheet date will expire in the following years:

	2002	2001
	HK$'000	*HK$'000*
2003	**515**	2,361
2004	**620**	216
2005	**–**	512
2006	**–**	219
2007	**–**	319
2008	**686**	1,020
2009	**1,665**	1,665
2010	**422**	422
2012	**24**	24
2018	**214**	214

The Company had no significant unprovided deferred tax for the year and at the balance sheet date.

38. BANKING FACILITIES AND CHARGE ON ASSETS

Other than those disclosed in Note 28, other banking facilities totalling HK$24,591,000 (2001: HK$26,700,000) are secured by charges on certain properties of the Group with a carrying value of HK$6,383,000 (2001: HK$6,103,000) and certain interest in a subsidiary with a carrying value of HK$35,939,000 (2001: HK$37,605,000). In addition, fixed deposits of HK$63,028,000 (2001: HK$63,000,000) were pledged as a security for guarantees issued by bankers for the Group's performance for maintenance and remedial work for certain Private Sector Participation Scheme projects completed by the Group.

39. CONTINGENT LIABILITIES

At the balance sheet date, the Company and the Group had the following contingent liabilities:

(a) The Company had contingent liabilities in respect of counter-indemnities given to bankers and insurance institutions amounting to approximately HK$309,700,000 (2001: HK$309,700,000) in respect of guarantees issued by them on the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group.

(b) The Group and the Company had issued guarantees in respect of:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Banking facilities:				
Subsidiaries	**–**	–	**1,140,874**	889,302
Associate	**7,000**	–	**7,000**	–
Jointly controlled entity	**12,200**	–	**12,200**	–
Performance bonds:				
Subsidiaries	**–**	–	**412,670**	423,636
	19,200	–	**1,572,744**	1,312,938

(c) The Company had contingent liabilities of HK$2,157,000 (2001: Nil) in respect of guarantees given to a jointly controlled entity for hire-purchase of equipment.

(d) The Group had contingent liabilities of HK$4,747,000 (2001: HK$5,368,000) in respect of guarantees given to an associate for mortgage finance provided to the purchasers of the properties previously held by another associate.

(e) The Group had contingent liabilities for long service payments to employees who have completed the required number of years of service under the Employment Ordinance to be eligible for long service payments on termination of their employment under certain circumstances amounting to approximately HK$34,000,000 (2001: HK$37,000,000).

40. OPERATING LEASE

The Group as lessee

The Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**20,878**	24,548	**15,040**	20,213
In the second to fifth years inclusive	**5,063**	14,398	**–**	15,160
	25,941	38,946	**15,040**	35,373

Operating lease payments represent rentals payable by the Group for certain of its office properties. Leases are negotiated and rentals are fixed for an average term of two years.

40. OPERATING LEASE (continued)

The Group as lessor

At the balance sheet date, investment properties and completed properties for sale with carrying values of HK$331 million (2001: HK$360 million) and HK$514 million (2001: HK$ 519 million) respectively were rented out under operating leases. These properties were leased out for periods ranging from one year to six years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods is as follows:

	THE GROUP	
	2002	2001
	HK$'000	*HK$'000*
Within one year	**43,407**	52,901
In the second to fifth years inclusive	**22,288**	26,543
	65,695	79,444

41. RELATED PARTY TRANSACTIONS

The Company's associate, Chevalier Construction Holdings Limited ("CCHL") and its respective subsidiaries, associates and jointly controlled entities are regarded as related parties for the purpose of SSAP 20 issued by the Hong Kong Society of Accountants. Details of the material transactions with these companies are as follows:

(a) On 1st April, 2001, the Company entered into an agreement with CCHL, under which the Company shall provide accounting, treasury, electronic data processing, company secretarial and personnel management services to CCHL group for a term of one year ended on 31st March, 2002 at a management fee calculated at the rate of 0.3% of the aggregate annual turnover of the operating subsidiaries of CCHL. Management fee received from CCHL group under this agreement for the year ended 31st March, 2002 amounted to HK$1,584,000 (2001: HK$3,679,000).

(b) During the year, the Group received rental determined with reference to market rates amounting to HK$2,242,000 (2001: HK$2,835,000) from CCHL group for the use of the Group's premises. The rental receivable as at the balance sheet date amounted to HK$170,000 (2001: HK$349,000).

(c) An agreement was made between the Company and CCHL whereby CCHL group may source supply of lifts and escalators, air conditioning systems, electrical and mechanical systems, building materials and equipment and related services to various subsidiaries of the Company from time to time at consideration determined with reference to market rates. The value of work done and supplies made to CCHL group during the year and the amount receivable as at the balance sheet date amounted to HK$44,292,000 (2001: HK$4,158,000) and HK$1,067,000 (2001: HK$8,725,000) respectively.

41. RELATED PARTY TRANSACTIONS (continued)

(d) In August 2000, the Group acquired from CCHL its entire interest in Preussag Pipe Rehabilitation Hong Kong Limited together with a debt due to CCHL at a total consideration of HK$21,248,000 as agreed by both parties. The transaction was completed in October 2000.

Apart from the above, the Group made advances to its associates and jointly controlled entities during the year. The advances with these companies are unsecured and without fixed terms of repayment. The outstanding balances at 31st March, 2002 are disclosed in the consolidated balance sheet and note 19.

All balances are unsecured and interest free except for an amount outstanding at 31st March, 2001 of HK$5,000,000 which bore interest at commercial rates, such amount was repaid during the year.

42. POST BALANCE SHEET EVENTS

On 6th March, 2002, the Group made a proposal of unconditional cash offer through one of its wholly-owned subsidiaries to acquire all the remaining issued ordinary shares of Chevalier Singapore Holdings Limited ("CSHL") not already held by the Group at a price of S$0.45 ("the Offer"). However, the Group was not entitled to exercise its rights of compulsory acquisition as it held less than 90% of the issued share capital of CSHL on the closing date of the Offer.

On the closing date of the Offer, the Group's interest in CSHL was increased from 71.11% to 88.53% through purchase in open market and acceptance of the Offer, including 4,375,000 shares from a director, Dr. Chow Yei Ching at a total consideration of HK$8,348,000.

Principal Subsidiaries

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/ registered capital held by the Company Directly	Indirectly	Principal activities
					%	%	
Chevalier iTech Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	HK$85,677,935	856,779,352	42.6	7.9	Investment holding
Chevalier (HK) Limited	Hong Kong	Ordinary	HK$143,085,000	572,340,000	100	–	Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment
Chevalier Singapore Holdings Limited** (listed on the Mainboard of The Singapore Exchange Securities Trading Limited)	Singapore	Ordinary	S$22,500,000	112,500,000	71.1	–	Marketing, installation and maintenance of lifts and escalators
Chevalier (Insurance Brokers) Limited	Hong Kong	Ordinary	HK$1,000,000	1,000,000	100	–	Insurance brokerage
Chevalier Insurance Company Limited	Hong Kong	Ordinary	HK$140,000,000	140,000,000	100	–	Insurance underwriting
Chevalier (Aluminium Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Supply and installation of aluminium building materials and curtain walls
Chevalier (Aluminium Engineering) Hong Kong Limited**	Hong Kong	Ordinary	HK$2	2	–	100	Supply and installation of aluminium building materials and curtain walls
Chevalier (Business Machines) Limited	Hong Kong	Ordinary	HK$2	2	–	50.5	Trading of office equipment
Chevalier (Building Supplies & Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Supply and installation of building materials and trading of forklift trucks and generators
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	50.5	Trading and servicing of computer system and equipment

Principal Subsidiaries

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/ registered capital held by the Company Directly	Indirectly	Principal activities
					%	%	
Chevalier (E & M Contracting) Limited	Hong Kong	Ordinary	HK$47,000,000	47,000,000	–	100	Electrical and mechanical work contractor
Chevalier (Envirotech) Limited	Hong Kong	Ordinary	HK$26,200,000	26,200,000	–	100	Environmental engineering
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	50.5	Trading of computer and office equipment and provision of repair and maintenance service
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	–	50.5	Maintenance services
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	–	50.5	Installation of satellite antennae
Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	–	50.5	Trading and telecommunication services
Chevalier (Travel Agency) Limited	Hong Kong	Ordinary	HK$1,500,000	15,000	–	100	Travel agency
Chevalier Automobiles Inc. **	Canada	Common	C$100	100	–	100	Sales and servicing of automobiles
Chevalier Chrysler Inc.**	Canada	Common	C$101	200	–	100	Sales and servicing of automobiles
Chevalier Motor Cars Inc.**	Canada	Common	C$100	100	–	100	Sales and servicing of automobiles
Chevalier Cold Storage and Warehousing Limited	Hong Kong	Ordinary	HK$2	2	–	38.3	Operation of a cold storage warehouse
Chevalier Development (S) Pte Limited**	Singapore	Ordinary	S$2,500,000	2,500,000	–	71.1	Property investment
Chevalier Dongguan Hotel Co., Ltd.**	PRC	Not applicable	RMB40,000,000	Not applicable	–	100	Hotel operation
Chevalier Engineering (S) Pte Limited**	Singapore	Ordinary	S$500,000	500,000	–	71.1	Installation and maintenance of lifts
Chevalier International (USA) Inc.**	USA	Common	US$3,900,000	3,900,000	–	100	Grocery Trading
Chevalier Lifts Engineering (Shenzhen) Co., Ltd.**	PRC	Not applicable	HK$10,000,000	Not applicable	–	100	Installation and maintenance of lifts

Principal Subsidiaries

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/ registered capital held by the Company Directly	Indirectly	Principal activities
					%	%	
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	–	50.5	Trading and servicing of computer and office equipment
Chevalier iTech (S) Pte Limited **	Singapore	Ordinary	S$500,000	500,000	–	50.5	Trading of office equipment
Chevalier iTech Thai Limited (Formerly known as "Chevalier OA (Thailand) Limited") **#	Thailand	Ordinary	BAHT3,980,000	39,800	–	50.5	Trading of computer and office equipment
		Preference	BAHT1,020,000	10,200	–	23.5	
Chevalier Office Automation Services (Shenzhen) Co., Ltd.**	PRC	Not applicable	HK$1,800,000	Not applicable	–	50.5	Provision of maintenance services
Chevalier Q-Mart Limited	Hong Kong	Ordinary	HK$2	2	–	50.5	Retailing of household products
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	–	50.5	Trading of telecommunication equipment
Chevalier Telecom (Thailand) Limited**	Thailand	Ordinary	BAHT5,000,000	50,000	–	50.5	Trading of telecommunication equipment
Companhia de Elevadores Chevalier (Macau), Limiteda**	Macau	Ordinary	Patacas100,000	100	–	100	Installation and maintenance of lifts
Elevator Parts Engineering Company Limited	Hong Kong	Ordinary	HK$400,000	40,000	–	100	Provision of lifts and escalators maintenance service
Full Ascent Development Limited	Hong Kong	Ordinary	HK$2	2	–	38.3	Property investment
Gold Express Development Limited**	Hong Kong	Ordinary	HK$100	100	–	100	Property development
		Deferred	HK$2	2	–	100	
Goldyork Investment Limited**	Hong Kong	Ordinary	HK$2	2	100	–	Property investment
Good Process Limited	Hong Kong	Ordinary	HK$149	149	100	–	Property development
		Deferred	HK$51	51	–	100	
Goodkent Limited**	Hong Kong	Ordinary	HK$100	100	–	100	Property development
		Deferred	HK$2	2	–	100	
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	–	50.5	Property investment and share dealing
Jiujiang Chevalier Hotel & Travel Co., Limited**	PRC	Not applicable	RMB25,000,000	Not applicable	–	100	Hotel operation
Macleh (Chevalier) Limited **	Canada	Common	C$10,100	10,100	–	100	Property investment and hotel operation
Oriental Sharp Limited	Hong Kong	Ordinary	HK$149	149	–	100	Property development
		Deferred	HK$51	51	–	100	
Rich Fortress Limited	Hong Kong	Ordinary	HK$100	100	–	100	Property management
		Deferred	HK$1,002	1,002	–	100	

Principal Subsidiaries

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/ registered capital held by the Company Directly	Indirectly	Principal activities
					%	%	
Sup Aswin Limited**	Thailand	Ordinary	BAHT15,000,000	150,000	–	50.5	Property investment
Talent Luck Limited	Hong Kong	Ordinary	HK$149	149	–	100	Property development
		Deferred	HK$51	51	–	100	
757040 Ontario Limited **	Canada	Common	C$10	10	–	100	Property investment
Chevalier (Development) Company Limited**	Hong Kong	Ordinary	HK$200	2	–	100	Investment holding and property investment
		Deferred	HK$400,000	4,000	–	100	
Chonmain Development Limited	Hong Kong	Ordinary	HK$100	100	–	100	Investment holding
Forth Bridge Company Limited	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
		Deferred	HK$10,000	1,000	–	100	
Futex Development Limited**	Hong Kong	Ordinary	HK$1,000	1,000	–	100	Property investment and development
GJ (Development) Company Limited**	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
		Deferred	HK$200,000	20,000	–	–	
Lac Kar Investment Company Limited	Hong Kong	Ordinary	HK$3,600,000	3,600,000	–	100	Investment holding and property investment
Macont Developments Inc.**	Canada	Common	C$1,000	1,000	–	100	Property investment
Matterhorn Properties Limited	The British Virgin Islands/Hong Kong	Ordinary	US$1	1	–	100	Property investment
Open City Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	100	Property investment
Peak Gain Limited**	Hong Kong	Ordinary	HK$20	2	–	100	Property investment

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/ registered capital held by the Company Directly	Indirectly	Principal activities
					%	%	
Proud Rich Limited**	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
		Deferred	HK$20	2	–	100	
Shanghai Chon Main Real Estate Development Co., Ltd.**	PRC	Not applicable	US$18,000,000	Not applicable	–	80	Property development
Union Pearl Development Limited	Hong Kong	Ordinary	HK$2	2	–	100	Property investment and trading
Winfield Development Limited**	Hong Kong	Ordinary	HK$2	2	–	100	Property investment
Xinyang Chevalier Hotel Co., Ltd.**	PRC	Not applicable	RMB74,142,781	Not applicable	–	70	Hotel operation
YCC (Development) Company Limited**	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
		Deferred	HK$20	2	–	100	

Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

** Not audited by Deloitte Touche Tohmatsu.

All deferred shares are non-voting.

None of the subsidiaries had any debt securities outstanding at the end of the year.

Principal Associates

Name of associate	Place or country of incorporation or registration/ operation	Class of shares held	Effective percentage of issued/registered share capital held by the Company Directly %	Indirectly %	Principal activities
Chevalier (Civil Engineering) Limited	Hong Kong	Ordinary Deferred	– –	35.9 100	Civil engineering
Chevalier (Construction) Company Limited	Hong Kong	Ordinary	–	35.8	Building construction
Chevalier Construction Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	29.2	6.7	Investment holding
Chevalier Construction (Hong Kong) Limited	Hong Kong	Ordinary Deferred	– –	35.9 100	Building construction
Chevalier Civil Engineering (Hong Kong) Limited	Hong Kong	Ordinary	–	35.9	Civil engineering
Chevalier MLD Leasing Company Limited**	Hong Kong	Ordinary	–	50	Finance, leasing and hire purchase financing
Preussag Pipe Rehabilitation Hong Kong Limited	Hong Kong	Ordinary	–	65.6	Design and construction for flushing water, cooling water, gas, sewages and drainage pipelines
United O. A. Limited**	Hong Kong	Ordinary	–	20.7	Trading of office equipment

** Not audited by Deloitte Touche Tohmatsu.

All the associates are corporations and the Group's entitlement to share in the profit or loss in these associates is in proportion to its ownership interest.

All deferred shares are non-voting.

Principal Jointly Controlled Entities

Name of jointly controlled entity	Place or country of incorporation or registration/ operation	Class of shares held	Form of business structure	Effective percentage of issued registered/ share capital held by the Company Directly	Indirectly	Principal activities
				%	%	
Berville Investment Limited	Hong Kong/ PRC	Ordinary	Corporate	–	50	Property development
Chevalier-PRS (Asia) Holdings Limited	Hong Kong	Ordinary	Corporate	55	19.8	Investment holding and trading of pipelining materials, machinery and equipment
Fairwide Limited	Hong Kong/ PRC	Ordinary	Corporate	–	50	Property development
PPR Technology (S) Pte Limited**	Singapore	Ordinary	Corporate	–	74.8	Pipe-line engineering and maintenance, rehabilitation and construction of pipelines, including sewage, gas and water pipelines, and civil and structural engineering
PRS Rohrsanierung GmbH**	Germany	Not applicable	Corporate	44	–	Investment holding and rehabilitation of damaged pipelines for water, sewage, gas and district heating

** Not audited by Deloitte Touche Tohmatsu.

The Group's entitlement to share in the profit or loss of these jointly controlled entities is in proportion to its ownership interest.

Extracts of Financial Statements of a Principal Associate

The following information is extracted from the 2002 published financial statements of Chevalier Construction Holdings Limited, a principal associate:

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2002

	2002	2001
	HK$'000	*HK$'000*
Turnover	**526,927**	1,226,463
Cost of sales	**(505,940)**	(1,237,353)
Gross profit (loss)	**20,987**	(10,890)
Other operating income	**4,596**	2,874
Administrative expenses	**(18,160)**	(20,180)
Other operating expenses	**(909)**	(1,632)
Profit (loss) from operations before finance costs	**6,514**	(29,828)
Finance costs	**(820)**	(1,454)
Profit (loss) from operations	**5,694**	(31,282)
Gain on disposal of interest in an associate	**–**	2,284
Share of results of associates	**2,098**	2,314
Share of results of jointly controlled entities	**(416)**	(518)
Profit (loss) before taxation	**7,376**	(27,202)
Taxation	**(526)**	(542)
Profit (loss) before minority interest	**6,850**	(27,744)
Minority interest	**(127)**	87
Net profit (loss) for the year	**6,723**	(27,657)
Earning (loss) per share		
Basic	**2.70 cents**	(11.66 cents)
Profit (loss) before taxation attributable to the Group	**2,648**	(9,548)

Extracts of Financial Statements of a Principal Associate

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 2002

	2002 HK$'000	2001 HK$'000
Non-current assets		
Property, plant and equipment	**14,059**	19,318
Interest in an associate	**6,610**	6,790
Interests in jointly controlled entities	**9,274**	9,688
	29,943	35,796
Current assets		
Amounts due from customers for contract work	**211,841**	175,084
Inventories, at cost	**–**	5,340
Trade and other debtors, deposits and prepayments	**363,228**	606,308
Retention money receivable	**78,676**	188,575
Tax refundable	**–**	75
Bank balances and cash	**55,875**	19,570
	709,620	994,952
Current liabilities		
Amounts due to customers for contract work	**13,555**	199,584
Creditors, deposits and accruals	**537,996**	557,333
Bills payable	**–**	114
Retention money payable	**118,477**	178,674
Obligations under finance leases – due within one year	**60**	359
Secured short-term bank loans	**–**	32,000
Unsecured bank overdraft	**3**	2
	670,091	968,066
Net current assets	**39,529**	26,886
Total assets less current liabilities	**69,472**	62,682
Non-current liability		
Obligations under finance leases – due after one year	**–**	60
Minority interest	**492**	365
NET ASSETS	**68,980**	62,257
Capital and reserves		
Share capital	**24,900**	24,900
Reserves	**44,080**	37,357
SHAREHOLDERS' FUNDS	**68,980**	62,257
Net assets attributable to the Group	**24,764**	21,852